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Exhibit 99.3

KINROSS GOLD CORPORATION ANNUAL REPORT 2009

KINROSS

STRONG FOUNDATION. STRONG FUTURE.

KINROSS GOLD CORPORATION ANNUAL REPORT 2009 STRONG FOUNDATION. STRONG FUTURE.

2009 PERFORMANCE PRODUCTION UP 22% REVENUE UP 49% MARGINS UP 22% ADJUSTED OPERATING CASH FLOW UP 48% ADJUSTED OPERATING CASH FLOW PER SHARE UP 35% 02 Letter to Shareholders 08 Strengthening Financial Performance 10 Pursuing Operational Excellence 12 Driving Profitable Growth 14 Taking Responsibility 17 Corporate Governance and Directors 19 Kinross Management Team 20 Financial Review 154 NON-GAAP Financial Measures 155 Cautionary Statement on Forward-looking Information IBC Corporate Information TABLE OF CONTENTS

In a year of record gold prices, Kinross delivered its highest-ever production in 2009, along with record revenue, margin growth and cash flow. We increased our focus on operational excellence by advancing the Kinross Way, added depth and strength to our corporate and regional management teams, and launched a new corporate structure to help execute our operational and growth strategies. With organic growth projects underway at our existing operations, and a suite of exceptional new development projects just ahead, we have set the stage for our next wave of growth and value creation for our shareholders. THE KINROSS WAY OUR CORE PURPOSE • To lead the world in generating value through responsible mining OUR VALUES • Putting people first • Outstanding corporate citizenship • High performance culture • Rigorous financial discipline 2010 FOUR-POINT PLAN 1. Deliver mine and financial performance – continuing to be a world-class operator 2. Best talent, best teams – attracting, retaining and developing the best people 3. Elevate the Kinross Way – strengthening our global organization 4. Deliver future value – focusing on profitable growth opportunities

CORPORATE PROFILE Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide. Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operational excellence through the Kinross Way; and delivering future value through profitable growth opportunities. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC). MINERAL RESERVES & MINERAL RESOURCES 1 (As of December 31, 2009) $2,412 $1,093 $1,617 09 08 07 1.6 1.8 2.2 09 08 07 (million gold equivalent ounces) ($ millions) ($ per gold equivalent ounce) Record Production (attributable) 2 Record Revenue Cost of Sales (attributable) 2 $368 $421 $437 09 08 07 CHILE 48% BRAZIL 35% USA 12% RUSSIA 5% TOTAL 51.0 MM OZ. ECUADOR 35% CHILE 31% BRAZIL 18% USA 16% TOTAL 16.6 MM OZ. CHILE 39% ECUADOR 38% BRAZIL 10% RUSSIA 8% USA 5% TOTAL 16.2 MM OZ. Proven and Probable Gold Mineral Reserves Measured and Indicated Gold Mineral Resources Inferred Gold Mineral Resources Represents mineral reserves and resources as of December 31, 2009, reflecting a 50% Kinross interest in the Cerro Casale project. Upon completion of the previously announced sale to Barrick Gold Corporation of 50% of Kinross’ interest in the Cerro Casale project, expected on or before March 31, 2010, Kinross’ remaining interest will be 25%.

Chile 7. MARICUNGA Ownership 100% Proven and probable gold reserves (mm oz.) 6.4 Production (gold equivalent ounces) 233,585 Chile 8. CERRO CASALE 3 Ownership 50% Proven and probable gold reserves (mm oz.) 11.6 Proven and probable silver reserves (mm oz.) 29.4 Proven and probable copper reserves (mm lbs.) 2,891 1 Please refer to Kinross’ Mineral Reserve and Mineral Resource Statement at December 31, 2009 contained at the end of this report. 2 “Attributable” includes Kinross’ share of Kupol production (75%) only. 3 On February 17, 2010 Kinross announced the sale to Barrick Gold Corporation of 50% of Kinross’ interest in the Cerro Casale project. On closing, expected on or before March 31, 2010, Kinross’ remaining interest will be 25%. Russia 1. KUPOL Ownership 75% Proven and probable gold reserves (mm oz.) 2.6 Proven and probable silver reserves (mm oz.) 33.0 Production (attributable) 2 (gold equivalent ounces) 694,130 Alaska, USA 2. FORT KNOX Ownership 100% Proven and probable gold reserves (mm oz.) 3.7 Production (gold equivalent ounces) 263,260 Washington, USA 3. KETTLE RIVER-BUCKHORN Ownership 100% Proven and probable gold reserves (mm oz.) 0.8 Production (gold equivalent ounces) 173,555 MAP OF OPERATIONS AND GROWTH PROJECTS 1 (As of December 31, 2009)

Nevada, USA 4. ROUND MOUNTAIN Ownership 50% Proven and probable gold reserves (mm oz.) 1.5 Production (gold equivalent ounces) 213,916 Brazil 5. PARACATU Ownership 100% Proven and probable gold reserves (mm oz.) 17.5 Production (gold equivalent ounces) 354,396 Brazil 6. CRIXÁS Ownership 50% Proven and probable gold reserves (mm oz.) 0.4 Production (gold equivalent ounces) 74,654 Ecuador 11. FRUTA DEL NORTE Ownership 100% Measured and indicated gold resources (mm oz.) 5.7 Chile 9. LOBO-MARTE Ownership 100% Proven and probable gold reserves (mm oz.) 5.6 Chile 10. LA COIPA Ownership 100% Proven and probable gold reserves (mm oz.) 1.1 Proven and probable silver reserves (mm oz.) 37.9 Production (gold equivalent ounces) 231,169 OPERATIONS GROWTH PROJECTS CORPORATE OFFICE TORONTO, CANADA

HIGHLIGHTS (As of December 31 for each year shown) FINANCIAL Revenue $ 2,412.1 $ 1,617.0 $ 1,093.0 Cash flow from operating activities $ 785.6 $ 443.6 $ 341.2 Adjusted operating cash flow* $ 937.2 $ 634.6 $ 313.5 Adjusted operating cash flow per share* $ 1.36 $ 1.01 $ 0.56 Net earnings (loss) $ 309.9 $ (807.2) $ 334.0 Earnings per share (loss) Basic $ 0.45 $ (1.28) $ 0.60 Diluted $ 0.44 $ (1.28) $ 0.59 Adjusted net earnings* $ 304.9 $ 248.8 $ 174.5 Adjusted net earnings per share* $ 0.44 $ 0.40 $ 0.31 Capital expenditures $ 481.2 $ 714.7 $ 601.1 OPERATING Gold equivalent ounces produced 2,470,042 1,994,674 1,589,321 Gold equivalent ounces sold 2,487,076 1,888,954 1,575,940 Attributable gold equivalent ounces produced 2 2,238,665 1,838,038 1,589,321 Attributable gold equivalent ounces sold 2 2,251,189 1,756,056 1,575,940 Average realized gold price per ounce $ 967 $ 857 $ 697 Cost of sales per equivalent ounce sold $ 421 $ 407 $ 368 Attributable cost of sales per equivalent ounce sold 2 $ 437 $ 421 $ 368 Proven and probable gold reserves 1 (million ounces) 51.0 45.6 46.6 Measured and indicated gold resources 1 (million ounces) 16.6 13.7 11.1 Inferred gold resources 1 (million ounces) 16.2 20.8 7.0 Proven and probable silver reserves 1 (million ounces) 102.9 105.8 77.0 Proven and probable copper reserves 1 (million pounds) 2,891 2,601 2,844 09 08 07 * Adjusted net earnings, adjusted net earnings per share, adjusted operating cash flow, and adjusted operating cash flow per share numbers used throughout this report are non-GAAP financial measures which are meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. please refer to the reconciliation of non-GAAP financial measures located at the end of this report. All figures in this report are cited in U.S. dollars unless otherwise noted. 09 08 07 06 05 04 +508% $283 $314 $635 $937 $176 $154 09 08 07 06 05 04 +202% $0.80 $0.56 $1.01 $1.36 $0.51 $0.45 † Attributable margin per ounce sold is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent ounce sold. ($ millions) ($/share) $279 $170 $161 $329 $436 $530 09 08 07 06 05 04 +229% Margin per Ounce Sold† (attributable) Adjusted Operating Cash Flow* Adjusted Operating Cash Flow per share*

KINROSS Annual Report 2009 02 Kinross delivered major new growth in 2009, building on our strong foundation and setting our path to a strong future. Fuelled by new output from Kupol, Kettle River-Buckhorn, and Paracatu, we recorded our highest production ever – 2.24 million attributable gold equivalent ounces, a 22% increase over 2008. We generated record revenues of $2.4 billion, up 49% over 2008. Our adjusted operating cash flow rose by 48% to $937 million. Adjusted operating cash flow per share reached $1.36, substantially above the previous record of $1.01 per share in 2008. Margins increased by 22% to $530 per ounce. LETTER TO SHAREHOLDERS A high-growth senior gold company * For mineral reserve and mineral resource estimates, see Kinross’ web site at www.kinross.com. We grew in a gold market that, in 2009, saw the emergence of major new sources of demand, tight global supply, and strong gold prices. Investment dollar demand for gold grew by 20% over 2008 as investors and central banks embraced gold as a safe haven and hedge against a volatile U.S. dollar. On the supply side, while global gold production was higher than in 2008, it remained well below peak production levels that the industry attained in 2001. The year was not without disappointments for Kinross. We had a longer-than-expected ramp-up at our Paracatu expansion in Brazil, resulting in a reduction in our production forecast and an increase in our unit costs. We also experienced a one-month strike at our La Coipa mine in Chile. Overall, however, our progress on a number of fronts in 2009 underscored our aggressive transformation into a two million-plus ounce producer, and set the stage for our next phase of growth as we advanced our pipeline of organic growth projects and new developments. A look back shows the extent of Kinross’ evolution. Over the past six years, our total reserves and resources have increased at a 21% compound annual growth rate*. Our margin expansion has well outpaced the gold price, increasing 229% since 2004, while the average realized gold price is up 139% over the same period. Our adjusted operating cash flow has risen from $154 million in 2004 to $937 million in 2009, and on a per share basis has increased by 202%.

KINROSS Annual Report 2009 03 Significantly, we’ve remained the purest precious metal producer among the world’s senior gold companies. In 2009, 91% of our total revenue came from gold, 9% from silver, and 0% from base metals. We’ve also evolved in other important areas. By recruiting the best talent from both inside and outside the industry, we have assembled an exceptionally strong team. We’ve developed an operating philosophy based on four core values called the Kinross Way, providing a shared blueprint for operational excellence in a diverse global environment. We’ve made corporate responsibility integral to our business and worked hard to earn our reputation as a good neighbour in the communities where we live and work. In 2009 we made further progress on all of these fronts, beginning with the culmination of a major phase of growth with our projects at Kupol, Kettle River-Buckhorn, Paracatu, and Fort Knox. Kupol produced some 694,000 attributable gold equivalent ounces in 2009, its first full year of operation, including its millionth ounce of gold and ten-millionth ounce of silver since start-up in 2008. Located in a remote site at the Arctic Circle in Russia’s Chukotka Region, Kupol’s success showcased our ability to surmount logistical challenges and build an exceptional mine in less than five years. Our progress on a number of + fronts in 2009 underscored our aggressive transformation into a two million-plus ounce producer Ken G. Thomas Senior Vice-President, Projects Tye W. Burt President and Chief Executive Officer James Crossland Executive Vice-President, External Relations and Corporate Responsibility Thomas M. Boehlert Executive Vice-President and Chief Financial Officer Lisa J. Colnett Senior Vice-President, Human Resources and Corporate Services J. Paul Rollinson Executive Vice-President, Corporate Development Geoffrey P. Gold Executive Vice-President and Chief Legal Officer Tim C. Baker Executive Vice-President and Chief Operating Officer Senior Leadership Team Pictured left to right

KINROSS Annual Report 2009 04 Advancing our growth strategy With a major growth phase complete, we are moving aggressively to advance our next round of growth projects Kettle River-Buckhorn in Washington State also marked its first full year of operation in 2009, and was ahead of budget in ore mined and production, with gold output of 173,555 ounces. The Buckhorn mine is a model of responsible small-footprint mining, and proof that meaningful stakeholder engagement can transform a once-contentious development into a “win-win” for the company, its employees and the neighbouring communities. The expansion at our Paracatu operation has transformed it into Brazil’s largest gold producer, with a mine life that extends to 2041. As noted, we faced challenges in our ramp-up in 2009, but improvements in the fourth quarter helped to boost recoveries and stabilize performance. At our Fort Knox mine we added a heap leach facility for low grade ore, the first such facility ever permitted in Alaska. In November 2009, first gold was poured from this expansion. With this major growth phase complete, we are moving aggressively to advance our next round of growth projects. 2011–2012 At our Paracatu expansion plant, we are proceeding with plans to add a third ball mill to increase grinding capacity, and expect to complete installation and commissioning in the first half of 2011. We are also considering additional options to further increase throughput and production at Paracatu. In January 2010, we announced an agreement to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, located approximately 100 kilometres from Kupol. This acquisition will allow us to feed the Kupol mill with incremental high grade ore, keeping the mill efficiently utilized for many years to come, while offering additional exploration potential in a core operating region. At our Maricunga mine in Chile, we’ve identified an opportunity to increase ore processing by up to 50% by expanding the capacity of the existing crushing plant and constructing a new primary crusher. We expect to complete a feasibility study in the first half of 2010.

KINROSS Annual Report 2009 05 2013 and beyond The largest share of future growth will come from our high-quality development projects. In 2009, we completed a pre-feasibility study of our Lobo-Marte project in Chile, a development stage asset with large gold resources and the benefit of existing infrastructure and potential synergies with Kinross operations in the region. The Lobo-Marte project contemplates a heap leach operation similar to that at Maricunga, with the advantage of higher grade ore. Our Fruta del Norte project in southeastern Ecuador is arguably the premier gold discovery in a generation. Kinross has been working closely with the government of Ecuador as the country develops a new framework for its commercial mining industry based on responsible development. A new mining law was enacted in January 2009, and in November, Kinross received approval to restart an infill drilling campaign to support completion of a feasibility study, expected at year-end 2010. A feasibility study has been completed on the Cerro Casale project in Chile, one of the world’s largest undeveloped copper-gold projects, indicating a total capital cost of approximately $4.2 billion. In February 2010, Kinross agreed to sell half of our 50% interest in the project to Barrick Gold for a total value of $475 million, which upon completion will reduce our interest to 25% and scale the project to a more optimal size within our portfolio, while also generating significant immediate cash. Our teams were active on the exploration front in 2009, and we entered into a number of joint ventures and investments in junior mining companies. In March 2009, we also closed a net $150 million investment in Harry Winston including a 19.9% interest in Harry Winston Diamond Corporation and a 9% indirect interest in the Diavik Diamond Mine in Canada’s Northwest Territories, one of the world’s best diamond mines. By the end of 2009, the market value of our investment in Harry Winston Diamond Corporation had tripled. We remain vigilant in assessing potential acquisitions in our core precious metals business, and strive to optimize our portfolio both by acquiring and selling assets. Our goal is always to add value, not just new ounces. We look to compete where we have an edge and see assets that are a logical fit with our portfolio, and we focus first on gold districts where we can leverage our established presence. Our goal is always to add value, not just new ounces

KINROSS Annual Report 2009 06 The Kinross Way to deliver value We added significantly to our financial strength in 2009 to ensure that we grow on a solid foundation In 2009, we strengthened our leadership team at both the corporate and regional levels with the appointment of seasoned mining veterans in key positions across the organization. We also reorganized our business around four strategic operating groups: Mining Operations; Corporate Development; Project Development; and External Relations and Corporate Responsibility. The new structure provides increased focus and integration in the critical areas of project development and construction, project permitting, and community and government relations. In addition, we launched a major new corporate responsibility strategy to help ensure our behaviour consistently reflects our commitment to responsible mining. While recognizing that much remains to be done to achieve our goal of industry leadership in corporate responsibility, we were pleased to be named among Canada’s 50 Most Socially Responsible Corporations in a 2009 report by Maclean’s magazine and Jantzi Research. Our future growth requires capital, and we added significantly to our financial strength in 2009 to ensure that we grow on a solid foundation. An equity offering early in the year delivered $396 million in net proceeds. In the fourth quarter, we amended our revolving credit facility, which increased available credit to $450 million, and closed an agreement with Export Development Canada to guarantee a letter of credit facility for up to $125 million. We reduced overall debt by a net $259 million and finished 2009 with $632 million in cash, cash equivalents and short-term investments on our balance sheet, which does not include expected cash proceeds of $455 million in 2010 from the sale of 50% of our Cerro Casale interest. For 2010, our priorities are clear: to advance our growth projects; further optimize our portfolio to maximize shareholder value; deliver bottom-line performance gains through continuous improvement and the Kinross Way; and ensure we consistently operate responsibly and as a good neighbour. Looking ahead, our view of the gold market remains bullish. We believe the global supply of gold will remain tight for the foreseeable future, as new high-quality deposits become ever harder to find and bring into production. As a pure gold company among senior gold producers – with no base metal revenue and no base metal credit in our cash costs – and a great suite of growth projects in our pipeline, Kinross is uniquely positioned to prosper in this supply-constrained environment. Kinross has proven that we can deliver major growth in production and reserves in a challenging mining world, and do so responsibly. Our global team is now taking Kinross to the next level. We thank our shareholders and the communities where we operate for their support. Tye W. Burt President and Chief Executive Officer

KINROSS Annual Report 2009 07 TRACKING OUR PROGRESS Updated annually, our Four-Point Plan lays out key objectives for the year in every area of our business. Some highlights of Kinross’ performance against the 2009 Plan include: • achieved record production, up 22%, but fell short of original target due to a longer-than-expected ramp-up at Paracatu; • increased adjusted operating cash flow by 48%, and on a per share basis increased by 35%; • reduced debt by a net $259 million, paid $62 million in dividends, and ended 2009 with $632 million in cash, cash equivalents and short-term investments; • finished 2009 in the lower half of the industry cost curve; • significantly strengthened regional and corporate leadership teams; • introduced new company-wide strategy for corporate responsibility leadership; • completed Fort Knox expansion; • declared first mineral reserve at Lobo-Marte and upgraded mineral resources at Fruta del Norte*; • closed acquisition of Lobo-Marte; completed strategic investment in Diavik Diamond Mine and Harry Winston in Canada; closed sale of Gurupi property in Brazil; • benefitted from strong performance of junior equity portfolio, doubling the market value of investments held at the end of 2008; • prepared for next phase of growth by advancing organic expansions at existing mines and major new development projects. 2009 Four-Point Plan 1 Deliver mine and financial performance • Achieve production and performance targets • Increase cash flow per share through continuous improvement • Improve spending discipline at all levels • Strengthen capital structure and liquidity 2 Best talent, best teams • Attract, develop and retain the best • Accelerate future leaders from within • Implement organizational effectiveness • Reinforce a high performance culture • Strengthen employee engagement 3 Elevate the “Kinross Way” • Lead industry in EH&S • Lead industry in corporate responsibility • Enhance management operating and information systems • Distinguish the Kinross brand • Enhance governance practices • Live the Kinross values 4 Deliver future value • Upgrade exploration pipeline • Grow production and margin from 2011 - 2015 • Capitalize on new market opportunities • Deliver on major construction and development projects * See Mineral Reserve and Mineral Resource Statement at the end of this report.

STRENGTHENING FINANCIAL PERFORMANCE Over the past several years Kinross has established a strong record of growing production and revenue, expanding margins, and increasing cash flow per share.

KINROSS Annual Report 2009 09 We continued to improve our performance in 2009 across a number of key metrics, aided by growth from our new projects, solid performance from our existing operations, and superior leverage to gold. With added production from Kupol, Paracatu, and Kettle River-Buckhorn, we produced 2.24 million attributable gold equivalent ounces, an increase of 22% for the year, and an increase of 41% since 2007. Combined with higher gold prices, this led to record revenue of $2.4 billion. Our attributable margins have expanded by 229% since 2004, well outpacing growth in the price of gold. In 2009, our margins averaged a record $530 per gold equivalent ounce, a 22% increase year-over-year. Adjusted operating cash flow was $937 million, an increase of 48% over 2008. Adjusted operating cash flow per share was $1.36, an increase of 35%. On a cost of sales per ounce basis, we finished 2009 in the bottom half of the industry cost curve with an average cost per ounce of $437. As a pure gold producer, it should be noted that our cost of sales per ounce calculation is not reduced by base metal credits, unlike other gold companies with a large component of base metal production. Kinross was proactive in 2009 in strengthening its balance sheet and improving liquidity. An equity offering early in the year delivered $396 million in net proceeds. We amended our revolving credit facility, which increased available credit to $450 million, and closed an agreement with Export Development Canada to guarantee a letter of credit facility for up to $125 million. At the end of 2009, Kinross had $632 million in cash, cash equivalents and short-term investments, very little debt, and a market capitalization of over $13 billion, providing a strong financial footing from which to drive our strategy and growth plans. $304.9 million $0.44 adjusted net earnings adjusted net earnings per share $309.9 million $0.45 reported net earnings reported net earnings per share Managing risk To minimize the likelihood of unexpected events impacting performance, Kinross has embedded a comprehensive approach to risk management into its culture. For example, in every country where Kinross operates, we conduct annual risk management workshops, which bring together corporate and local leaders, plus outside experts, to analyze and rank operational, economic, political, and social trends and risks that could affect current performance or future plans. As a key part of each site’s management plan, site risks are reviewed and reported on monthly and progress is tracked.

PURSUING OPERATIONAL EXCELLENCE With major contributions from our newly completed growth projects, gold output in 2009 increased by 22% over the previous year. Kinross produced a record 2.24 million attributable gold equivalent ounces at an average cost of sales of $437 per gold equivalent ounce, from a geographically balanced global portfolio of eight mines operating in four mining-friendly jurisdictions.

KINROSS Annual Report 2009 11 United States Russia Brazil Chile 2.24 million total attributable production (gold equivalent ounces) 2009 production Russia 694,130 United states 650,731 Chile 464,754 Brazil 429,050 (gold equivalent ounces) Total production from our U.S. operations at Round Mountain, Fort Knox, and Kettle River-Buckhorn was in line with our 2009 guidance. We completed our first full year at the Kettle River-Buckhorn mine with production of 173,555 gold equivalent ounces. At our Fort Knox mine in Alaska, we completed our new heap leach project and poured first gold in November, producing a total of 263,260 gold equivalent ounces. Our Kupol mine in Russia’s Chukotka Region established itself as one of the world’s most robust, new low-cost gold operations with a strong first full year of production. Kinross’ share of production in this 75%-owned operation was 694,130 gold equivalent ounces, in line with guidance. In early 2010, Kinross was appointed to Russia’s prestigious Foreign Investment Advisory Council (FIAC), a strong endorsement by the Russian government of our status as a valued investor. The expansion at our Paracatu operation has made it Brazil’s largest gold producer. While ramp-up at the new plant was slower than expected, by year end plant operations had stabilized. In 2010, we are adding a third ball mill to increase throughput, and expect to complete installation and commissioning by the first half of 2011. Kinross’ Chilean operations at La Coipa and Maricunga contributed 464,754 gold equivalent ounces to production, an increase of 3% over 2008, at a per ounce cost of sales that was 9% lower than 2008. Gold equivalent production from Chile was in line with our 2009 guidance, despite a one-month strike at La Coipa in July which ended with the signing of a new three-and-a-half-year labour contract. Fostering top performance To develop a “Kinross Way” approach to operational excellence, we have implemented a company-wide Continuous Improvement (CI) program, and are working to standardize best practices across our operations. In key areas, we identify top-performing mines and determine how to close or narrow the performance gap at other locations. For example, the Kinross Way for maintenance is a set of processes and definitions that reflect best practices in maintenance from across Kinross that are being implemented at all of our sites. We are developing similar guidelines for mining and processing. Kinross realized $31 million in bottom-line performance improvements at our operations in 2009 as a result of our CI program, and has targeted more significant improvements in 2010.

DRIVING PROFITABLE GROWTH As our new projects came onstream in 2009, we were advancing our next phase of growth – both through organic expansions at our existing mines and through our new development projects.

KINROSS Annual Report 2009 13 Organic growth Development projects * See Mineral Reserve and Mineral Resource Statement at the end of this report. Exploration Our exploration teams were active on more than 40 sites in 2009, drilling more than 165,000 metres at our existing mines, development projects and greenfield sites. Kinross complements its own exploration efforts with investments in, and joint venture partnerships with, promising junior exploration companies in order to extend our exposure to new prospects, and benefit from the skills of leading exploration geologists. Our portfolio of investments in junior companies is worth over $100 million. Maricunga At Maricunga in Chile, a feasibility study is exploring opportunities to expand ore processing and gold production by up to 50% by upgrading the mining fleet, installing a new primary crusher and a new primary conveyor, and increasing the capacity of the existing secondary and tertiary crushing plant. Paracatu At Paracatu in Brazil, we are adding a third ball mill at our expansion plant to increase throughput and production, and expect to complete installation and commissioning in the first half of 2011. In addition, scoping studies are exploring opportunities to increase gold production further. Dvoinoye and Vodorazdelnaya Early in 2010, we announced an agreement to acquire two properties, Dvoinoye and Vodorazdelnaya, near our Kupol mine in Russia. Kinross plans to develop Dvoinoye as an underground mine and process the ore at the Kupol mill, thereby leveraging our existing facilities. In 2010, we plan to complete the work needed to report a Canadian National Instrument 43-101 compliant mineral resource estimate for Dvoinoye. Lobo-Marte Strategically located between our Maricunga and La Coipa mines in Chile, Lobo-Marte to date contains proven and probable gold reserves of 5.6 million ounces*. A pre-feasibility study has confirmed the viability of a 47,000 tonne-per-day open pit heap leach operation. With a land parcel of nearly 30,000 hectares, we hope to expand our reserves and resources. Fruta del Norte Fruta del Norte in Ecuador ranks as one of the most exciting gold discoveries of the past decade. Kinross continues to work with the Ecuadorian government and with local communities to advance the project. Kinross received approval from the government in November 2009 to recommence exploration at Fruta del Norte, and is continuing with an 18,000-metre drilling campaign in 2010 with the expectation of further upgrading resources. Cerro Casale Cerro Casale in Chile is one of the world’s largest undeveloped copper-gold projects. Upon completion of its recently announced transaction with Barrick Gold, Kinross will hold a 25% interest in the project. A feasibility study of the project contemplates a heap leach facility and a 160,000 tonne per day mill, with initial capital expenditures of approximately $1.05 billion on a 25% basis.

TAKING RESPONSIBILITY In 2009, we took important steps to reinforce corporate responsibility as a key business priority.

KINROSS Annual Report 2009 15 Launching a new strategy Five-Year Safety Performance (Incident Rate) (includes all employees and contractors) (per 200,000 hours worked) Medical treatment case frequency rate Restricted work activity frequency rate Lost-time injury frequency rate 09 08 07 06 05 .18 .20 .57 .73 .47 .46 .63 .12 .57 .46 .38 .50 .54 .72 .65 * Safety performance is reported for operations and exploration operated by Kinross and does not include joint venture operations managed by others. We created a new External Relations and Corporate Responsibility strategic operating group, and appointed a new Vice-President, Corporate Responsibility as a dedicated senior role. We also launched a new corporate responsibility strategy that builds on our record of strong on-the-ground performance and sets high standards across Kinross sites, introducing a more systematic approach to managing and measuring our performance as a responsible corporate citizen. Engaging communities We believe in meaningfully engaging with our stakeholders wherever we work, and in 2009 we expanded our efforts in this key area. At Maricunga, we formed a new Environmental Board with the Colla indigenous community and the National Corporation for the Development of Indigenous Peoples. The Stakeholder Committee at Paracatu and the Community Advisory Board at Kettle River-Buckhorn both provide opportunities for community members to meet regularly with mine management to discuss areas of concern and interest. Stakeholder engagement is a central element in Site Responsibility Plans being implemented at every Kinross location in 2010. Focus on safe operations We achieved significant safety performance improvements in lost-time injury frequency and restricted work activity frequency rates. However, these gains were overshadowed by two mine-related fatalities at our Kupol operation. An outgrowth of our incident investigations at Kupol was an extensive hazard identification training program. Subsequently, as of February 4, 2010, Kupol had achieved one million accident-free hours of operation.

KINROSS Annual Report 2009 16 Strong environmental performance We added to a year of solid environmental performance with some notable achievements in 2009. Our Kupol mine was certified under the International Cyanide Management Code, the first mine in Russia to obtain such certification. All Kinross mines have now been certified except La Coipa, where we expect to complete certification in 2011. Our Fort Knox operation received the prestigious Tileston Award from the Alaska Conservation Alliance and the Resource Development Council, in recognition of projects that have contributed to both the local environment and economy. Kinross’ highly regarded reclamation program received further recognition in 2009 when our DeLamar closure site, located in Idaho, received the 2009 Hardrock Mineral Environmental Award from the U.S. Bureau of Land Management. Adding value in the community We support a wide range of community initiatives in the regions where we work, aimed at extending the “value footprint” of our business for local communities. A few examples of the many initiatives we support include: APEOSAE, a cooperative association of coffee farmers near our Fruta del Norte project in Ecuador; the Tierra Amarilla Technical School apprenticeship program in Chile, providing young graduates with an opportunity to gain skills and hands-on experience at our mine sites; the Kupol Social Development Foundation in Russia, which in 2009 awarded its first round of annual grants to projects promoting education, health, small business and indigenous peoples initiatives; and the Espalha Creek Project in Brazil, a joint effort with local farmers in Paracatu to improve water flow in a local creek and enhance the creekside environment. Supporting groundbreaking research FORRÉ (Foundation for Opportunities in Resource Research and Education), an innovative research partnership between Kinross, Ontario’s University of Guelph, and universities and institutions in Brazil, is one of the many partnerships we have established with stakeholders around the world. In addition to ongoing financial and in-kind support of approximately CDN $1 million, our Paracatu mine hosted a contingent of University of Guelph faculty and students. The first FORRÉ symposium was held in November 2009 and research results were presented to Kinross. For a detailed account of Kinross’ corporate responsibility performance, we will be publishing our comprehensive GRI report online in mid-2010. This report will provide a detailed account of our corporate responsibility performance in 2008 and 2009.

KINROSS Annual Report 2009 17 CORPORATE GOVERNANCE AND DIRECTORS 2009 corporate governance highlights Mandate of the Board of Directors John M. H. Huxley Corporate Director A, H John A. Keyes Corporate Director CG, CR Catherine McLeod–Seltzer Chairman, Pacific Rim Mining Corporation H, CR George F. Michals Corporate Director H, CG, S Terence C. W. Reid Corporate Director A, CR John E. Oliver Independent Chair H, S John A. Brough Corporate Director A, H, S Wilson N. Brumer* A, CG Tye W. Burt President and Chief Executive Officer John K. Carrington Corporate Director CG, CR, S A Audit and Risk Committee H Human Resources, Compensation and Nominating Committee CG Corporate Governance Committee CR Corporate Responsibility Committee S Special Committee * Resigned effective January 31, 2010 Directors • The Board of Directors met 14 times in 2009 • Enhanced disclosure of information respecting Kinross’ Board and compensation practices • Expanded the mandate of the Environmental, Health and Safety Committee, now renamed the Corporate Responsibility Committee, to reflect the strategic importance of corporate responsibility to Kinross’ business • Ranked 20th out of 157 Canadian companies in The Globe and Mail annual corporate governance survey, highest among senior gold producers • Received “A” rating on the Board Shareholder Confidence Index from the Clarkson Centre for Board Effectiveness • Adopted an “Evergreen” list of directors and a skills matrix • updated and revised Board and Committee charters • Increased director equity ownership requirements to three times the retainer The Board has adopted a charter that formally sets out its key responsibilities, including: • appointing an independent director as Chair with responsibility for the leadership of the Board and for specific functions to protect the independence of the Board; • adopting a strategic planning process, approving strategic plans and monitoring performance against such plans; • reviewing and approving corporate objectives and goals for senior management; • overseeing succession planning for management; and • defining corporate decisions requiring Board approval and approving such decisions as they arise; and obtaining periodic reports from management on the company’s operations, including reports on security issues surrounding the company’s assets, property and employees and the relevant mechanisms that management has put in place.

KINROSS Annual Report 2009 18 The Board is committed to the following goals: Independence The Kinross Board of Directors is chaired by a director who is independent as defined in the company’s Corporate Governance Guidelines and corporate governance standards in Canada and of the New York Stock Exchange. The Board is made up of nine directors, including the Chair, eight of whom are considered independent of management. The Chair of the Board has been designated to assume the leadership of the Board and to enhance and protect, with the Corporate Governance Committee and the other committees, the independence of the Board. Each committee of the Board is comprised solely of independent directors. Independent directors hold regularly scheduled meetings, at least on a quarterly basis. Charters have been developed for the Board, its various committees, the Chair of the Board and the Chief Executive Officer that set out their respective roles and responsibilities. Diligence Directors are expected to use their skill and experience to provide oversight of Kinross’ business. Directors have a duty to Kinross to act honestly and in good faith, and exercise the care, diligence and skill that a reasonably prudent person would in comparable circumstances. Directors are expected to attend all Board and committee meetings and to review and be familiar with Board and committee materials. The Board conducts an annual performance assessment of the Independent Chair, the Chief Executive Officer, the committees of the Board and their Chairs and individual directors. Our shareholders can annually vote for or withhold from voting on the election of individual directors, rather than being required to vote for or against a slate of director nominees. Integrity The Board expects directors, as well as Kinross’ officers and employees, to act ethically at all times and to comply with our Code of Business Conduct and Ethics. Transparency The Board has adopted the Disclosure, Confidentiality and Insider Trading Policy to ensure the transparency of, and compliance with, Kinross’ disclosure obligations. Public disclosure documents are reviewed for accuracy and compliance with applicable disclosure requirements by a committee composed of senior company executives before being released. Overview of committee mandates There were six committees of the Kinross Board of Directors in 2009. Audit and risk committee This committee is responsible for overseeing the integrity of Kinross’ financial statements, the independence and qualifications of the company’s independent auditors, the performance of the internal audit functions and Kinross’ financial reporting process and internal control systems. The role of the Audit Committee was expanded in 2009 to include risk and the name of the committee was changed to reflect this increase in responsibility to the Audit and Risk Committee. This committee met seven times in 2009. Corporate governance committee This committee is responsible for developing our approach to matters of corporate governance. This committee met four times in 2009.

KINROSS Annual Report 2009 19 Corporate responsibility committee This committee oversees the development and implementation of policies and best practices relating to environment, health and safety and social performance in order to ensure compliance with applicable laws and to ensure the safety of our employees. This committee met four times in 2009. Human resources, compensation and nominating committee This committee makes recommendations to the Board on all matters relating to the compensation of the officers and employees of the company. This committee met ten times in 2009. Risk committee 1 This committee reviews the principal risks affecting Kinross’ business and assesses the steps and processes put into place by management to identify and minimize such risks. This committee met two times in 2009. Special committee This committee assists management and the Board on matters of strategic planning and acquisition activities. This committee met three times in 2009. KINROSS MANAGEMENT TEAM 1 Merged with the Audit Committee in the latter half of 2009. Senior Leadership Team Other Officers Senior Regional Managers Tye W. Burt President and Chief Executive Officer Tim C. Baker Executive Vice-President and Chief Operating Officer Thomas M. Boehlert Executive Vice-President and Chief Financial Officer Lisa J. Colnett Senior Vice-President, Human Resources and Corporate Services James Crossland Executive Vice-President, External Relations and Corporate Responsibility Geoffrey P. Gold Executive Vice-President and Chief Legal Officer J. Paul Rollinson Executive Vice-President, Corporate Development Ken G. Thomas Senior Vice-President, Projects Rick A. Baker Senior Vice-President, Environment and Permitting Robert D. Henderson Senior Vice-President, Technical Services Christopher T. Hill Senior Vice-President and Treasurer Mark E. Isto Senior Vice-President, Project Development Juliana L. Lam Senior Vice-President, Finance Shelley M. Riley Vice-President, Administration and Corporate Secretary Julio Binvignat Regional Vice-President, Chile Sam Coetzer Senior Vice-President, South America John Galassini Regional Vice-President, North America Warwick Morley-Jepson Regional Vice-President, Russia José Freire Regional Vice-President, Brazil Eduardo Flores Regional Vice-President, Ecuador

FINANCIAL REVIEW 21 Management’s Discussion and Analysis 80 Management’s Responsibility for Financial Statements 81 Report of Independent Chartered Accountants 82 Consolidated Balance Sheets 83 Consolidated Statements of Operations 84 Consolidated Statements of Cash Flows 85 Consolidated Statements of Common Shareholders’ Equity 86 Consolidated Statements of Comprehensive Income (Loss) 87 Notes to the Audited Consolidated Financial Statements 145 Mineral Reserve and Mineral Resource Statement 153 Summarized Five-Year Review 153 Kinross Share Trading Data 154 Non-GAAP Financial Measures 155 Cautionary Statement on Forward-Looking Information TABLE OF CONTENTS

  MANAGEMENT'S DISCUSSION AND ANALYSIS
  For the year ended December 31, 2009

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of February 17, 2010, and is intended to supplement and complement Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2009 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the year ended December 31, 2009, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

  1. Description of the Business

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company had gold production activities in Canada up until December 21, 2007, when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold as part of an asset swap transaction with Goldcorp Inc. ("Goldcorp"). Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to see volatility as economies around the world continue to recover from the economic difficulties experienced over the last several years. Volatility in the price of gold and silver may impact the Company's revenue, while volatility in the price of other commodities, such as oil and foreign exchange rates, particularly the Brazilian real, Chilean peso and Russian rouble may have an impact on the Company's operating costs and capital expenditures (see section 11 – Risk Analysis for additional details on the impact of foreign exchange rates). Moreover, the global financial crisis may impact the demand for gold as gold has traditionally been viewed as a "safe haven" (see section 2 – Gold Supply and Demand Fundamentals for additional details).

The Company currently does not face the liquidity issues that have impacted other companies in various industries over the past several years. During 2009, the Company amended its credit facility agreement to increase the amount of available credit to $450.0 million, on an unsecured basis, and added an additional $125 million letter of credit facility agreement. As at December 31, 2009, the Company had $325.6 million available under its revolving credit facility arrangement. Additionally, on February 5, 2009, Kinross successfully raised $396.4 million in gross proceeds through a

KINROSS Annual Report 2009    21

public offering of common shares (see section 4 – Other Developments for additional details). During the year, the Company filed a shelf prospectus in Canada and a shelf registration statement in the United States, qualifying the issuance of up to $1 billion of common shares and debt securities. While the Company does not currently plan to issue any securities in the near term, maintaining a current shelf prospectus and registration statement with the regulators will allow the Company to more readily access the Canadian and US public capital markets.

  Segment profile

Each of the Company's significant operating mines is considered to be a separate segment. These are the segments that are reviewed and measured by the Chief Executive Officer as they are financially and operationally significant operations of Kinross.

			Ownership percentage at December 31
Operating Segments	Operator	Location	2009	2008	2007

Fort Knox	Kinross	U.S.A.	100%	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%	50%
Kettle River–Buckhorn	Kinross	U.S.A.	100%	100%	100%
Kupol	Kinross	Russian Federation	75%	75%	75%
Paracatu	Kinross	Brazil	100%	100%	100%
Crixás	AngloGold Ashanti	Brazil	50%	50%	50%
Maricunga	Kinross	Chile	100%	100%	100%
La Coipa	Kinross	Chile	100%	100%	100%
Porcupine Joint Venture	Goldcorp	Canada	–	–	–
Musselwhite	Goldcorp	Canada	–	–	–
Julietta	Kinross	Russian Federation	–	–	90%

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  Consolidated Financial and Operating Highlights

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2009	2008	2007	Change	% Change		Change	% Change

Operating Highlights
Total gold equivalent ounces (a)
Produced (b)	2,470,042	1,994,674	1,589,321	475,368	24%		405,353	26%
Sold (b)	2,487,076	1,888,954	1,575,940	598,122	32%		313,014	20%
Attributable gold equivalent ounces (c)
Produced (b)	2,238,665	1,838,038	1,589,321	400,627	22%		248,717	16%
Sold (b)	2,251,189	1,756,056	1,575,940	495,133	28%		180,116	11%
Financial Highlights
Metal sales	$2,412.1	$1,617.0	$1,093.0	$795.1	49%		$524.0	48%
Cost of sales (a)	$1,047.1	$768.8	$580.3	$278.3	36%		$188.5	32%
Accretion and reclamation expense	$19.3	$24.7	$10.9	$(5.4)	(22%	)	$13.8	127%
Depreciation, depletion and amortization	$447.3	$273.8	$129.3	$173.5	63%		$144.5	112%
Impairment charges – Goodwill	$–	$994.1	$–	$(994.1)	(100%	)	$994.1	nm
Operating earnings (loss)	$645.9	$(611.6)	$226.9	$1,257.5	206%		$(838.5)	(370%	)
Net earnings (loss)	$309.9	$(807.2)	$334.0	$1,117.1	138%		$(1,141.2)	(342%	)
Basic earnings (loss) per share	$0.45	$(1.28)	$0.60	$1.73	135%		$(1.88)	(313%	)
Diluted earnings (loss) per share	$0.44	$(1.28)	$0.59	$1.72	134%		$(1.87)	(317%	)
Cash flow from operating activities	$785.6	$443.6	$341.2	$342.0	77%		$102.4	30%
Average realized gold price per ounce	$967	$857	$697	$110	13%		$160	23%
Consolidated cost of sales per equivalent ounce sold (a)	$421	$407	$368	$14	3%		$39	11%

(a)
Total includes 100% of Kupol production and costs.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2009 – 66.97:1, 2008- 58.17:1, 2007 – 51.51:1.

(c)
"Attributable" includes Kinross' share of Kupol production and sales (75%).

(d)
"nm" means not meaningful.

  Consolidated Financial Performance

  2009 vs. 2008

In 2009, Kinross' attributable production increased by 22% to 2,238,665 gold equivalent ounces compared with 1,838,038 for 2008. A full year of attributable production at Kupol and Kettle River–Buckhorn and additional production from the Paracatu expansion resulted in an increase of 536,982 gold equivalent ounces. This increase was offset to some extent by lower production at Fort Knox, primarily the result of planned lower grades, and Round Mountain, the result of lower throughput. Additionally, 2008 production included 39,585 gold equivalent ounces at Julietta, which was sold in August 2008.

Metal sales for 2009 were $2,412.1 million, a 49% increase compared with $1,617.0 million in 2008. The increase in metal sales can be attributed to higher realized gold prices and more gold equivalent ounces sold. Higher realized gold and silver prices were responsible for $195.8 million of the increase in metal sales compared with 2008. Gold equivalent ounces sold for 2009 were 2,487,076 an increase of 32% over the prior year, as 2009 reflects a full year of production at Kupol and Kettle River–Buckhorn and additional production from the Paracatu expansion. These operations were in various stages of development during 2008. Gold equivalent ounces sold were higher primarily due to higher production. Higher sales volumes accounted for the remaining increase in metal sales compared with 2008. Additionally, gold

KINROSS Annual Report 2009    23

equivalent ounces sold in 2009 were partially impacted by timing of shipments, as shipments produced at the end of 2008 were sold in 2009.

Cost of sales increased by 36% to $1,047.1 million compared with $768.8 million for 2008, which reflects more gold equivalent ounces sold. Additionally, higher costs were experienced as a result of the on-going challenges in achieving targeted throughput and recovery in the new plant at Paracatu during 2009. Cost of sales, however, was positively impacted as the average US dollar exchange rate relative to the Russian rouble, Brazilian real and Chilean peso was stronger during 2009 compared with 2008.

Accretion and reclamation expense was $19.3 million, a decrease of $5.4 million from 2008, primarily due to a revision to the Company's reclamation liability as at December 31, 2009.

Depreciation, depletion and amortization increased by 63% to $447.3 million compared with $273.8 million for 2008, as 2009 results reflect the impacts of a full year of production at Kupol and Kettle River–Buckhorn and increased production from the Paracatu expansion. These projects were in various stages of development and not depreciated during the earlier part of 2008.

During 2009, the Company recorded operating earnings of $645.9 million compared with an operating loss of $611.6 million for 2008. Operating earnings reflect the impact of higher gold equivalent ounces sold offset by a slightly higher cost of sales per ounce, and higher depreciation, depletion and amortization. Additionally, the operating loss in 2008 includes a non-cash goodwill impairment charge of $994.1 million.

Net earnings for the year were $309.9 million or $0.45 per share and reflect higher gold equivalent ounces sold, although this was partially offset by higher depreciation, foreign exchange losses, and higher income and mining tax expenses. Included in net earnings is tax expense related to foreign exchange gains on US dollar intercompany and third party debt owing by Paracatu. The tax expense related to the gains is calculated locally in Brazilian reais and is included in the consolidated income tax expense, however, since the Company's functional currency is the US dollar, this foreign exchange gain is excluded from the Company's consolidated income before taxes. On December 23, 2009 $545.0 million of the US dollar intercompany debt and accrued interest owing by Paracatu was converted into preferred shares of Paracatu. This transaction has eliminated approximately 80% of the Company's exposure to the impact of the volatility of the Brazilian reais. In addition, the net earnings contain a tax recovery with respect to the settlement of several of its Brazilian federal tax debts under the Brazilian Federal Tax Amnesty Program along with a recovery due to an adjustment relating to taxes in respect of prior years. The Company also recorded foreign exchange losses of $91.0 million as a result of the revaluation of foreign currency denominated balances, largely future income and mining taxes, as a result of a weaker spot US dollar at December 31, 2009 compared with December 31, 2008.

Operating cash flows of $785.6 million reflect the impact of higher gold equivalent ounces sold and higher metal prices. Additionally, operating cash flows were positively impacted by a smaller change in inventory balances, as 2008 reflects the build up of inventory at Kupol and the positive cash flow impact of a higher accounts payable and accrued liability balance at Kupol and the Corporate offices at December 31, 2009, while the tax settlement under the Brazilian Federal Tax Amnesty program reduced operating cash flow by $71.0 million.

Cost of sales per ounce increased by 3% compared with 2008, largely due to sales of higher cost production at Paracatu.

  2008 vs. 2007

In 2008, Kinross' share of attributable production was 1,838,038 gold equivalent ounces, up from 1,589,321 in 2007. The increase of 248,717 ounces was primarily related to the start-up of operations at Kupol. For the year, Kinross' 75% share of production from Kupol was 469,907 gold equivalent ounces. The increase in production was partially offset by lower production from Round Mountain due to lower grades and reduced performance of the heap leach pads. In 2007, gold equivalent ounces produced included 215,291 ounces from PJV and Musselwhite, operations that were sold in December 2007. In 2008, Kinross sold 1,888,954 gold equivalent ounces, 20% higher than the 1,575,940 ounces sold in 2007. The increase was due to the sale of production from Kupol offset to some extent by the impact of the sale of PJV and Musselwhite in December 2007, and lower production from Round Mountain in 2008.

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Metal sales were $1,617.0 million in 2008, or 48% higher than 2007. Kinross recorded a net loss of $807.2 million, or $(1.28) per share, for the twelve months ended December 31, 2008, compared with earnings of $334.0 million, or $0.60 per share, in 2007. Financial results for 2008 reflect higher prices for gold and silver, with an average realized gold price in 2008 of $857 per ounce, which is 23% higher than the $697 per ounce realized in 2007.

An operating loss of $611.6 million was recorded in 2008 as compared with operating earnings of $226.9 million in 2007. Included in the operating loss for 2008 was an impairment charge of $994.1 million against goodwill. During the Company's annual goodwill impairment testing it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca exceeded fair value and as a result an impairment charge was recorded.

Cost of sales increased by 32% reflecting a 20% increase in gold equivalent ounces sold as well as higher costs for power, fuel, labour and other consumables that the Company and the industry experienced in 2008 compared with 2007. Costs at the Company's mines located outside the United States were also higher due to the effects of a weaker US dollar relative to other currencies in 2008 compared with 2007. Accretion and reclamation expense increased to $24.7 million in 2008 from $10.9 million in 2007. The accretion expense in 2008 was higher compared with 2007, largely due to a re-assessment of the reclamation provision on the assets related to the swap with Goldcorp, which occurred at the end of 2007.

Depreciation, depletion and amortization in 2008 increased by 112% compared with 2007, primarily related to the start-up of commercial operations at Kupol.

Earnings in 2008 were positively impacted by higher gold prices and higher gold equivalent ounces sold. However, earnings were negatively impacted by higher costs, higher tax expense and charges related to the impairment of goodwill and investments. Included in tax expense for 2008 is a charge of $20.7 million with respect to the 2003 and 2004 tax years, as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary.

Additionally, earnings in 2007 also include $184.6 million in gains on the disposal of assets.

During 2008 cash flow provided from operating activities increased by $102.4 million compared with 2007, primarily the result of higher operating earnings, largely offset by a build up of accounts receivable and inventory at Kupol due to the start up of commercial operations and a build up of inventory at Paracatu as a result of the mine expansion.

  Reserves (1)

Kinross' total proven and probable mineral reserves at December 31, 2009 increased by 5.4 million ounces of gold to 51.0 million ounces, compared with 45.6 million ounces at December 31, 2008, primarily due to the declaration of reserves at Lobo-Marte. Reserves at December 31, 2009 were based on a gold price of $800.

(1)
For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's press release filed with Canadian regulators on January 28, 2010 and US regulators on January 29, 2010.

The Company has completed a pre-feasibility study at the Lobo-Marte project which confirms the viability of heap leach processing, and has subsequently declared a proven and probable mineral reserve of 5.6 million ounces.

Gold reserves also increased at the Cerro Casale project by 1.2 million ounces due to engineering changes, project improvements, and the change in Kinross' ownership from 49% to 50%. Gold reserves at La Coipa increased by 0.5 million ounces due primarily to exploration additions at Coipa Norte.

In 2009, depletion from production at all operations totaled 2.7 million ounces (2).

(2)
Total depletions to proven and probable gold reserves from production exceed actual gold ounces produced as not all contained gold is recovered in production.

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  2. Impact of Key Economic Trends

  Price of Gold – Four Year Price Performance

Gold Price History

Source: Reuters

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the US dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2009 the price of gold hit a new all time high of approximately $1,226 per ounce. The low price for the year was $802 per ounce. The average price for the year based on the London PM Fix was $972 per ounce, a $100 increase over the 2008 average price of $872 per ounce. The major influences on the gold price during 2009 were continuing strong investment demand in both physical gold bars as well as gold linked instruments, further producer de-hedging, the global financial crisis that continues to unfold, and declining supply from central banks.

Source: London Bullion Marketing Association London PM Fix, Company records

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  Gold Supply and Demand Fundamentals

Gold Supply

Source: GFMS 2009 Gold Survey

Global gold mine production in 2009 increased 6.0% from 2008 production. Central banks' net sales of gold decreased by 89.8% in 2009. Central banks in the Washington Agreement reduced their selling activity, well below the 500 tonne annual threshold they had agreed to for 2009. Central banks outside of the Washington Agreement were net purchasers of gold in 2009. Recycled gold increased by 26.6% over 2008 levels, supplying over 1,500 tonnes of gold to the market. High gold prices are encouraging people to sell their unwanted jewelry and other items made of precious metals.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as mine supply has been flat to falling slightly, and central banks have reduced their selling activity.

KINROSS Annual Report 2009    27

Gold Demand

Source: GFMS 2009 Gold Survey

Gold prices rose significantly in many of the traditional gold market currencies such as the Indian rupee and many far east currencies. Jewelry and fabrication demand was 19.4% lower in 2009 compared with 2008 largely as a result of higher prices. While bar hoarding and producer de-hedging were also lower during 2009, investment demand was over 480% higher with 1,375 tonnes of demand. Overall demand was 6.6% higher than in 2008. If the US dollar continues to be weak and gold prices remain high, fabrication and jewelry demand are not expected to be strong in the coming year. Investment demand and bar hoarding will have to increase to keep the market balanced.

The Company generally has a "no gold hedge" policy. However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition. A hedge program can protect the Company against future declines in price and can prevent the Company from benefiting from future price increases.

As a result of the acquisition of Bema, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. Otherwise, Kinross is not actively engaged in hedging its exposure to prices for gold or silver.

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Kinross' Average and Realized Gold Price

Source: London Bullion Marketing Association London PM Fix

During 2009, the Company realized an average gold price of $967 per ounce compared to the average spot gold price of $972 per ounce.

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  Inflationary Cost Pressures

The Company's profitability has been impacted by development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines, however all mines have benefitted from the decrease in global oil prices that occurred in the second half of 2009. Kinross continues to actively hedge its exposure to energy costs by hedging its exposure to crude oil prices.

West Texas Intermediate Crude Oil Price History

Source: Reuters

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement by extending the life of capital assets and promoting a more efficient use of materials and supplies in general.

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  Currency Fluctuations

Currency Exchange Rate Relative Performance Against U.S. Dollar

Source: Reuters

At the Company's non-US operations, which are located in Brazil, Chile and Russia, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Many of the currencies of the countries in which Kinross operates strengthened against the US dollar during 2009, as highlighted in the graph above. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these foreign currencies strengthen. Approximately 68% of the Company's expected attributable production in 2010 is forecast to come from operations outside the US and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company periodically uses currency hedges for certain foreign currency exposures.

KINROSS Annual Report 2009    31

  Interest Rate Environment

U.S. Treasury Yields

Source: Reuters

The company's capital structure is made up of equity and US dollar denominated debt, and as a result changes in US interest rates can have a significant impact on the Company's overall interest expense. At December 31, 2009, a total of $692.2 million of debt was outstanding, all of which was denominated in US dollars. $253.9 million of the Company's long-term debt is subject variable interest rates, of which approximately $177.7 million, or approximately 70%, has been hedged.

Interest rates fell substantially during the financial crises of 2008. During 2009, longer term treasury yield increased substantially, while yields at the shorter end of the yield curve remained lower.

During 2009 Kinross re-financed it's revolving credit facility. As a result, any LIBOR loans drawn on the facility saw credit spreads over LIBOR increase from 100 bps over LIBOR to 250 bps over LIBOR. This is consistent with credit spreads observed in the bond market for companies like Kinross.

  3. Outlook

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and these factors are set out in Section 11 – Risk Analysis.

Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%). Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

Key sensitivities

Approximately 50%-60% of the Company's costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $10 impact in cost of sales per ounce (3).

A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

(3)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS Annual Report    32

In 2010, Kinross expects to produce approximately 2.2 million attributable gold equivalent ounces.

Cost of sales per attributable gold equivalent ounce is expected to be approximately $460 to $490 for 2010.

On a by-product accounting basis, Kinross expects to produce 2.0 million ounces of gold and 10.0 million ounces of silver at an average cost of sales per gold ounce of $420 to $450.

Material assumptions used to forecast 2010 cost of sales are: a gold price of $1,000 per ounce, a silver price of $16.00 per ounce, an oil price of $75 per barrel, and foreign exchange rates of 1.85 Brazilian reais to the US dollar, 1.10 Canadian dollars to the US dollar, 31 Russian roubles to the US dollar and 500 Chilean pesos to the US dollar. Taking into account existing currency and oil hedges respectively, a 10% change in foreign currency exchange rates would be expected to result in an approximate $10 impact on our cost of sales per ounce (4), a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our cost of sales per ounce as a result of a change in royalties.

(4)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

Capital expenditures for the full year 2010 are forecast to be approximately $550.0 million. The forecast for expenditures in 2010 related to mine development includes approximately $109.0 million for mine development and stripping, and approximately $91.0 million for the expansion of tailings facilities at Paracatu, Fort Knox and Kupol. The forecast for new project expenditures includes approximately $90.0 million for the third ball mill at the Paracatu expansion and $30 million to advance the Lobo-Marte project in Chile. The new project forecast also includes estimated expenditures of approximately $8.0 million and $7.0 million, respectively, for Cerro Casale in Chile and the proposed Maricunga expansion, to advance work and permitting activities at both projects in the first quarter of 2010. The full-year capital expenditure forecasts for Cerro Casale and for the Maricunga expansion will be revisited following completion of project reviews and feasibility studies for these projects in the first and second quarters of 2010 respectively.

The 2010 forecast for exploration and business development expenses is approximately $102.0 million, comprising $79.0 million for exploration expenses, including $24.0 million for greenfields exploration and $27.0 million for programs at existing mine sites; $17.0 million for technical and environmental services; and $6.0 million for corporate development. Other operating costs are forecast to be $46.0 million, including $34.0 million to advance the Fruta del Norte project in Ecuador.

General and administrative expense is forecast to be approximately $140.0 million in 2010, including head office and regional office expenses. The Company's tax rate in 2010 is forecast to be in the range of 34% to 39% and depreciation, depletion and amortization is forecast to be approximately $460.0 million.

  4. Project update and new developments

  Organic Project updates

  Agreement to acquire the Dvoinoye deposit and the Vodorazdelnaya property

Kinross has now signed a definitive agreement respecting the transaction announced on January 20, 2010, to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 90 km north of Kinross' Kupol operation in the Chukotka region of the Russian Far East. Kinross plans to develop Dvoinoye as an underground mine and process ore from Dvoinoye at the existing Kupol mill, pursuant to an ore purchase agreement with Kinross' 75% owned Chukotka Mining and Geological Company, the owner of the Kupol mine. Kinross expects the acquisition to leverage its existing Kupol facilities by eliminating the need for construction of an additional processing plant, and allowing for blending of Kupol ore with higher-grade Dvoinoye ore.

The transaction entails the indirect acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses. The total purchase

KINROSS Annual Report 2009    33

price is $368 million, comprising $165 million in cash and approximately 10.56 million newly issued Kinross shares (with a market value of $203 million, as of market close on January 19, 2010). The shares to be issued by Kinross will be subject to a minimum hold period of four months after closing. The selling entities, who are related to Millhouse LLC, have expressed their intention to remain shareholders of Kinross for the foreseeable future.

The Company plans to complete the additional work necessary to report a Canadian National Instrument 43-101 ("NI 43-101") compliant mineral resource estimate for the Dvoinoye deposit during 2010. Upon closing of the transaction, the Company intends to commence permitting and feasibility work, including engineering and baseline studies.

The Vodorazdelnaya property encompasses approximately 922 square kilometres and includes an exploration and mining licence. Historic work on the property has identified targets for further exploration.

Kinross expects to complete its due diligence on the transaction in March 2010, and expects the transaction to close by the third quarter of 2010.

  Paracatu ball mill

The Company has approved plans to install a third ball mill at the Paracatu expansion to increase the grinding capacity needed to process harder ore from the Paracatu orebody. Delivery of the new 15 MW ball mill is expected in mid-2010, and installation and commissioning are expected to be complete in the first half of 2011. The total capital cost is estimated to be approximately $97 million, of which approximately $90 million will be required in 2010. The Company is also considering additional options to further increase throughput and production at Paracatu.

  Maricunga expansion

Kinross continues to explore options to increase production at its Maricunga operation, with the most attractive option involving an approximate 50% increase in ore processing through increasing capacity of the existing crushing plant and constructing a new primary crusher. The Company expects to complete a feasibility study in the second quarter of 2010.

  New developments

  Lobo-Marte

Kinross has completed a pre-feasibility study on the Lobo-Marte gold project confirming the viability of a 47,000 tonne per day open pit heap leach operation incorporating a SART (Sulphidization, Acidification, Recycling and Thickening) facility for cyanide recovery. The study estimates initial capital expenditures of approximately $575-650 million and operating costs of approximately $11.50-12.50 per tonne, with annual production estimated to be approximately 350,000-400,000 gold equivalent ounces for the first five years of full production. Kinross is continuing to explore opportunities to optimize project economics, including infill drilling and potential recovery improvements through the addition of high pressure grinding rolls. In 2010, pending permit approvals, Kinross plans to follow up on regional exploration opportunities and undertake further infill and engineering drilling to support a feasibility study, which is targeted for completion at year-end.

  Fruta del Norte

Kinross is continuing with a 18,000-metre drilling campaign at Fruta del Norte (FDN) in Ecuador in 2010. The Company expects to complete the campaign by the third quarter of 2010, with the expectation of finalizing a pre-feasibility study and further upgrading resources at year-end. Environmental impact statements are expected to be submitted by the end of the second quarter in 2010 in order to acquire permits for geotechnical drilling on the Colibri concession, and to construct a decline ramp as part of the advanced exploration program.

Kinross continues to work cooperatively on permitting issues, stakeholder engagement and community development projects with the Ecuadorian government, the local community, and interested parties, including the Shuar Federation of

KINROSS Annual Report    34

Zamora Chinchipe. The Company expects to be in a position to commence discussions with the Ecuadorian government regarding a contractual framework for FDN development later in the year.

  Cerro Casale

On February 17, 2010, Kinross entered into an agreement with Barrick Gold Corporation to sell one-half of its 50% interest in the Cerro Casale project in Chile to Barrick for a total value of $475 million, comprising $455 million in cash, plus the assumption by Barrick of a $20 million payment obligation contingent upon a production decision on the project.

The Compania Minera Casale (CMC) joint venture has prepared a feasibility study of the project, to be submitted to the CMC Board of Directors. The current draft study contemplates a heap leach facility and a 160,000 tonne per day mill. The study estimates initial capital expenditures of approximately $1.05 billion on a 25% basis, with a construction period of approximately three years following the receipt of key permits. Based on the base case in the feasibility study, Kinross' annual share of production over the first five full years of mine life is estimated to average 250,000 – 275,000 ounces of gold at a cost of sales of approximately $530 per ounce, and 57 – 63 million pounds of copper at a cost of sales of approximately $1.25 per pound. Mine life is estimated to be approximately 20 years. The feasibility study is based on a gold price of $800 per ounce and a copper price of $2.00 per pound.

The final feasibility study will be submitted to the CMC Board shortly for approval and a decision regarding next steps. Kinross expects to file a National Instrument 43-101 ("NI 43-101") compliant technical report on the project pending approval of the feasibility study by the CMC Board.

  Other Developments

  Amended credit facilities

In November 2009, Kinross amended its existing revolving credit facility so as, among other things, to increase the amount available to $450 million on an unsecured basis. The amended credit facility agreement will expire in November 2012. The term loan for the Paracatu property forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. Kinross also entered into a separate Letter of Credit guarantee facility with Export Development Canada ("EDC") for $125 million. Letters of credit issued under this new facility are expected to be available solely in respect of reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.

  Sale of non-core assets and junior equity investments

During 2009, the Company entered into an agreement with Jaguar Mining Inc. ("Jaguar") to sell the Gurupi property to Jaguar in exchange for 3.4 million shares of Jaguar. Additionally, during the fourth quarter, the Company disposed of all or a portion of its interests in several junior companies for proceeds of $6.7 million. As a result of the sale of non-core assets and investments the Company recognized a non-cash gain of $16.2 million, before taxes for the year.

  Technical alliance with Polyus Gold

Kinross has entered into a technical alliance with Polyus Gold to continue the joint assessment of the Nezhdaninskoye deposit in the Republic of Sakha (Yakutia) in the Russian Federation, and to explore other opportunities for exploration and development in the country. According to the terms of the agreement, Kinross and Polyus have extended the previously announced timetable for initiating a full feasibility study of the Nezhdaninskoye deposit, and will now conduct a strategic review to more fully assess various technical alternatives for cost-effectively developing all or part of the deposit. The strategic review will be completed within 12 months, at which time Kinross will have 60 days to decide whether to proceed with further exploration and development, including a feasibility study. Kinross and Polyus have also agreed to conduct joint exploration work. Both parties have further agreed on a non-exclusive basis to consider and potentially pursue cooperative business opportunities related to other projects in the Russian Federation. Under the terms of the agreement, it is expected that Kinross' investment in the technical alliance will total approximately $20 million over 24 months, commencing November 2009.

KINROSS Annual Report 2009    35

  New collective agreement at La Coipa

On August 1, 2009, unionized workers at La Coipa voted to accept a new three year collective agreement, ending a strike that began on July 8, 2009.

  Shelf Prospectus

In the first quarter of 2009, Kinross filed a preliminary shelf prospectus in Canada and a shelf registration statement in the United States qualifying the issuance of up to $1 billion of common shares and debt securities. While the Company does not currently plan to issue any securities in the near term, maintaining a current shelf prospectus and registration statement with the regulators will allow the Company to more readily access the Canadian and US public capital markets.

  Investments in Harry Winston

On March 31, 2009, Kinross closed its investment in the Diavik Diamond Mine and Harry Winston Diamond Corporation ("Harry Winston"). Kinross subscribed for new partnership units representing a 22.5% interest in the limited partnership which holds Harry Winston's 40% joint venture interest in the Diavik Diamond Mine (therefore, a 9% indirect interest in the mine), for a gross subscription price of $127.2 million including transaction costs. Upon closing, Kinross' interest in the cash held in the partnership was approximately $21.4 million. Kinross also subscribed for 15.2 million treasury shares of Harry Winston at a price of $3.00 per share, representing approximately 19.9% of Harry Winston's issued equity following the transaction, for an investment of $46.3 million including transaction costs.

  Acquisition of the remaining interest in Lobo-Marte

On January 7, 2009, Kinross completed its acquisition of 100% of Minera Santa Rosa SCM ("Minera"), owner of the Lobo-Marte project, through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for net cash of $41.4 million including transaction costs, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more. In 2008, Kinross had acquired a 40% interest in Minera from certain subsidiaries of Anglo American plc. As of January 7, 2009, the financial statements of Minera are being consolidated.

  Issue of Equity

On February 5, 2009, the Company completed a public offering of common shares at a price of $17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for net proceeds of $396.4 million. The Company is using the net proceeds from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

KINROSS Annual Report    36

  5. Consolidated Results of Operations

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	2,470,042	1,994,674	1,589,321	475,368	24%		405,353	26%
Sold (b)	2,487,076	1,888,954	1,575,940	598,122	32%		313,014	20%
Attributable gold equivalent ounces (c)
Produced (b)	2,238,665	1,838,038	1,589,321	400,627	22%		248,717	16%
Sold (b)	2,251,189	1,756,056	1,575,940	495,133	28%		180,116	11%
Gold ounces sold	2,277,721	1,694,128	1,404,880	583,593	34%		289,248	21%
Silver ounces sold (000)	13,982	11,815	8,794	2,167	18%		3,021	34%
Average realized gold price ($/ounce)	$967	$857	$697	110	13%		160	23%
Financial Data
Metal sales	$2,412.1	$1,617.0	$1,093.0	$795.1	49%		524.0	48%
Cost of sales (c)	$1,047.1	$768.8	$580.3	$278.3	36%		188.5	32%
Accretion and reclamation expense	$19.3	$24.7	$10.9	$(5.4)	(22%	)	13.8	127%
Depreciation, depletion and amortization	$447.3	$273.8	$129.3	$173.5	63%		144.5	112%
Impairment charges – Goodwill	$–	$994.1	$–	$(994.1)	(100%	)	994.1	nm
Operating earnings (loss)	$645.9	$(611.6)	$226.9	$1,257.5	206%		(838.5)	(370%	)
Net earnings (loss)	$309.9	$(807.2)	$334.0	$1,117.1	138%		(1,141.2)	(342%	)

(a)
"Total" includes 100% of Kupol production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2009 – 66.97:1, 2008 – 58.17:1, 2007 – 51.51:1.

(c)
"Attributable" includes Kinross' share of Kupol production and sales (75%).

(d)
"nm" means not meaningful.

KINROSS Annual Report 2009    37

  Operating earnings

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change(e)		Change	% Change(e)

Operating segments
Fort Knox	$80.4	$102.3	$77.3	$(21.9)	(21%	)	$25.0	32%
Round Mountain	84.1	76.8	105.1	7.3	10%		(28.3)	(27%	)
Kettle River–Buckhorn	58.6	(6.6)	(8.0)	65.2	nm		1.4	18%
Kupol	442.5	(479.9)	(3.3)	922.4	(192%	)	(476.6)	nm
Paracatu	41.7	70.2	38.3	(28.5)	(41%	)	31.9	83%
Crixás	25.9	35.0	29.5	(9.1)	(26%	)	5.5	19%
La Coipa (a)	42.3	38.7	58.7	3.6	9%		(20.0)	(34%	)
Maricunga (b)	83.2	(180.5)	39.5	263.7	(146%	)	(220.0)	nm
Porcupine Joint Venture	–	–	9.1	–	nm		(9.1)	nm
Musselwhite	–	–	3.5	–	nm		(3.5)	nm
Julietta (c)	–	(3.0)	(8.0)	3.0	nm		5.0	63%
Non-operating segments
Fruta del Norte	(26.0)	(4.8)	–	(21.2)	(442%	)	(4.8)	nm
Cerro Casale	(0.4)	(0.1)	(0.2)	(0.3)	(300%	)	(0.1)	50%
Corporate and Other (d)	(186.4)	(259.7)	(114.6)	73.3	(28%	)	(144.9)	(127%	)

Total	$645.9	$(611.6)	$226.9	$1,257.5	(206%	)	$(838.5)	(370%	)

(a)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes of ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

(b)
Includes results of operations from the additional 50% interest in the Maricunga mine acquired from Bema on February 27, 2007.

(c)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007 and sold on August 16, 2008.

(d)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.

(e)
"nm" means not meaningful.

KINROSS Annual Report    38

  Mining operations

  Fort Knox (100% ownership and operator) – USA

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	25,052	27,112	20,518	(2,060)	(8%	)	6,594	32%
Tonnes processed (000's)	16,224	13,769	12,722	2,455	18%		1,047	8%
Grade (grams/tonne)	0.69	0.88	0.96	(0.12)	(14%	)	(0.08)	(8%	)
Recovery	82.9%	81.8%	86.6%	1.1%	1%		(4.8% )	(6%	)
Gold equivalent ounces:
Produced	263,260	329,105	338,459	(65,845)	(20%	)	(9,354)	(3%	)
Sold	263,046	330,898	330,977	(67,852)	(21%	)	(79)	(0%	)
Financial Data (in millions)
Metal sales	$261.0	$290.3	$230.0	$(29.3)	(10%	)	60.3	26%
Cost of sales (a)	143.7	152.4	113.9	(8.7)	(6%	)	38.5	34%
Accretion and reclamation expense	1.7	1.2	1.1	0.5	42%		0.1	9%
Depreciation, depletion and amortization	32.6	29.7	32.2	2.9	10%		(2.5)	(8%	)

	83.0	107.0	82.8	(24.0)	(22%	)	24.2	29%
Exploration	2.4	2.7	4.4	(0.3)	(11%	)	(1.7)	(39%	)
Other	0.2	2.0	1.1	(1.8)	(90%	)	0.9	82%

Segment Earnings	$80.4	$102.3	$77.3	$(21.9)	(21%	)	$25.0	32%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

  2009 vs. 2008

Tonnes of ore mined was lower in 2009 compared with 2008 due to geotechnical issues experienced in the East Wall. As a result of these issues, the mine plan has been modified in order to improve stability in the pit wall so that production focused on higher grades, although a harder portion of the ore body, and supplemented by lower grade stockpile ore. Tonnes of ore processed were higher primarily due to tonnes placed on the heap leach. The grade mined was lower in 2009 due to the processing of lower grade stockpile ore and as the mine plan called for mining an area of the pit with a lower grade than the area mined in 2008 and the inclusion of 3.4 million tonnes on the heap leach. Production in 2009 was lower than 2008 primarily due to lower grades which more than offset the higher tonnes processed and the slightly higher recovery.

At the new Fort Knox heap leach, approximately 3.4 million tonnes of ore had been stacked as of the end of the fourth quarter, and leaching is progressing well.

Metal sales were lower than the prior year, largely due to lower ounces sold. Lower sales volumes resulted in a $67.7 million decrease in metal sales compared with 2008, while higher gold prices offset the impact by $38.4million. Cost of sales was lower primarily due to fewer gold equivalent ounces sold.

  2008 vs. 2007

Tonnes of ore mined during 2008 were higher than 2007 due to the addition of mining equipment and the stockpiling of lower grade heap leach ore during 2008, in anticipation of building the heap leach. Tonnes processed were higher due to stockpiling of SAG mill pebbles and certain improvements made to the mill liners. Recovery declined during 2008 due to more refractory ore. Gold equivalent ounces produced were lower for 2008 compared with 2007 as higher tonnes processed did not offset lower grades and recoveries.

KINROSS Annual Report 2009    39

Metal sales in 2008 increased over 2007 primarily due to higher metal prices. Cost of sales increased by 34%, primarily due to higher personnel costs resulting from additional employees and inflationary pressures, which increased the cost of electricity, diesel fuel and consumables compared with 2007. Depreciation, depletion and amortization was lower than in 2007 as reserves increased, thereby increasing the base upon which the majority of depreciation is calculated.

  Round Mountain (50% ownership and operator; Barrick 50%) – USA

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics (a),(b)
Tonnes ore mined (000's)	22,179	26,227	23,385	(4,048)	(15%	)	2,842	12%
Tonnes processed (000's)	30,035	37,368	36,990	(7,333)	(20%	)	378	1%
Grade (grams/tonne)	0.55	0.47	0.51	0.08	17%		(0.04)	(8%	)
Gold equivalent ounces:
Produced	213,916	246,946	302,971	(33,030)	(13%	)	(56,025)	(18%	)
Sold	215,469	242,652	300,222	(27,183)	(11%	)	(57,570)	(19%	)
Financial Data (in millions)
Metal sales	$210.0	$213.7	$208.2	$(3.7)	(2%	)	$5.5	3%
Cost of sales (c)	111.4	112.9	94.9	(1.5)	(1%	)	18.0	19%
Accretion and reclamation expense	1.6	1.1	0.6	0.5	45%		0.5	83%
Depreciation, depletion and amortization	12.1	22.2	6.2	(10.1)	(45%	)	16.0	258%

	84.9	77.5	106.5	7.4	10%		(29.0)	(27%	)
Exploration	0.4	0.7	1.4	(0.3)	(43%	)	(0.7)	(50%	)
Other	0.4	–	–	0.4	nm		–	nm

Segment earnings	$84.1	$76.8	$105.1	$7.3	10%		$(28.3)	(27%	)

(a)
Tonnes of ore mined/processed represent 100%.

(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The company acquired its ownership interest in the Round Mountain open pit mine, located in Nye county, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003.

  2009 vs. 2008

Tonnes of ore mined in 2009 was 15% lower than in 2008 as mining was impacted by wall stability issues in Phase E. The stability issues were encountered in October and the wall was stabilized in November. Geotechnical work is ongoing to address the stability issues. For the time being, mining is occurring in Phase G. The reduction in tonnes placed on the leach pads was primarily due to fewer tonnes mined and the depletion in 2008 of the remaining low grade stockpile ore. All tonnes currently being placed on the dedicated pads are sourced from the pit. Gold equivalent ounces produced were 13% lower than in 2008 due to lower tonnes processed, which more than offset the higher grade.

Metal sales were consistent with 2008 as higher gold prices more than offset the lower ounces sold. Fewer gold equivalent ounces sold reduced metal sales by $25.4 million, which was largely offset by the impact of higher gold prices of $21.7 million. The $10.1 million decrease in depreciation, depletion and amortization is due to fewer gold equivalent ounces sold, increased reserves which increased the base upon which depreciation, depletion and amortization is calculated and a reduction in the asset retirement obligation.

KINROSS Annual Report    40

  2008 vs. 2007

Tonnes of ore mined during 2008 were higher than 2007 due to mine sequencing. The grade at Round Mountain decreased as a result of the pit expansion. Lower grades and the decline in the performance of the aging pads resulted in lower gold equivalent ounces produced in 2008 compared with 2007.

Metal sales in 2008 were comparable with 2007 as higher metal prices were largely offset by the decrease in ounces sold, as a result of lower production. Cost of sales increased in 2008 compared with 2007 due to increases in the price of diesel, personnel, other consumables and higher revenue-based royalties. Depreciation, depletion and amortization expense increased due to amortization of the pit expansion which commenced in 2008 and the amortization of the LL&E Royalty which was acquired during the first quarter of 2008.

  Kettle River–Buckhorn (100% ownership and operator) – USA

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	286	36	–	250	694%		36	nm
Tonnes processed (000's)	282	77	–	205	266%		77	nm
Grade (grams/tonne)	20.48	12.29	–	8.19	67%		12.29	nm
Recovery	91.8%	88.4%	–	3.4%	4%		88.4%	nm
Gold equivalent ounces:			–
Produced	173,555	27,036	–	146,519	542%		27,036	nm
Sold	182,472	16,296	–	166,176	1,020%		16,296	nm
Financial Data (in millions)
Metal sales	$182.0	$13.7	$–	$168.3	1,228%		$13.7	nm
Cost of sales (a)	53.6	5.6	–	48.0	857%		5.6	nm
Accretion and reclamation expense	2.9	2.1	(0.1)	0.8	38%		2.2	nm
Depreciation, depletion and amortization	64.6	5.9	0.1	58.7	995%		5.8	nm

	60.9	0.1	–	60.8	nm		0.1	nm
Exploration	3.9	3.4	1.6	0.5	15%		1.8	113%
Other	(1.6)	3.3	6.4	(4.9)	(148%	)	(3.1)	(48%	)

Segment Earnings (loss)	$58.6	$(6.6)	$(8.0)	$65.2	988%		$1.4	18%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Kettle River–Buckhorn properties are located in Ferry County in the State of Washington and cover approximately 3,075 hectares through patented and unpatented mining claims and fee lands. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

  2009 vs. 2008

Kettle River–Buckhorn completed its first full year of production in 2009 as the mine commenced operations during the fourth quarter of 2008, upon reaching certain minimum levels of production. Gold equivalent ounces sold were higher than production as production at the end of 2008 was sold at the beginning of 2009. Results for 2009 reflect a full year of production.

KINROSS Annual Report 2009    41

  Kupol (75% ownership and operator) – Russian Federation

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics – 100% (a)
Tonnes ore mined (000's)	1,090	463	–	627	135%		463	nm
Tonnes processed (000's)	1,144	618	–	526	85%		618	nm
Grade (grams/tonne)
Gold	22.79	28.51	–	(5.72)	(20%	)	28.51	nm
Silver	266.90	330.38	–	(63.48)	(19%	)	330.38	nm
Recovery
Gold	94.7%	94.5%	–	0.2%	0%		94.5%	nm
Silver	82.9%	82.0%	–	0.9%	1%		82.0%	nm
Gold equivalent ounces: (a),(b)
Produced	925,507	626,543	–	298,964	48%		626,543	nm
Sold	943,548	531,590	–	411,958	77%		531,590	nm
Silver ounces produced (000) (a)	8,205.0	5,566.8	–	2,638.2	47%		5,566.8	nm
Silver ounces sold (000) (a)	8,160.8	4,695.0	–	3,465.8	74%		4,695.0	nm
Financial Data (in millions) – 100%
Metal sales (a)	$900.2	$433.2	$–	$467.0	108%		$433.2	nm
Cost of sales (c)	245.5	116.8	–	128.7	110%		116.8	nm
Accretion and reclamation expense	1.4	0.9	0.5	0.5	56%		0.4	80%
Depreciation, depletion and amortization	205.1	121.6	–	83.5	69%		121.6	nm

	448.2	193.9	(0.5)	254.3	131%		194.4	nm
Exploration	4.8	5.4	2.8	(0.6)	(11%	)	2.6	93%
Impairment charge – Goodwill	–	668.4	–	(668.4)	(100%	)	668.4	nm
Other	0.9	–	–	0.9	nm		–	nm

Segment earnings (loss)	$442.5	$(479.9)	$(3.3)	$922.4	192%		$(476.6)	nm

(a)
Tonnes of ore mined/processed and production, sales, and cost of sales figures represents 100%.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2009 – 66.97, 2008 – 58.17:1, 2007 – 51.51:1.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(d)
"nm" means not meaningful.

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 28, 2007 through the acquisition of Bema. The remaining 25% interest is held by the Chukotka government.

  2009 vs. 2008

Tonnes of ore mined and processed were higher in 2009 compared with 2008 as Kupol had just begun operations during the second quarter of 2008. Gold and silver grades were lower in 2009 compared with 2008 as higher grade ore that had been stockpiled during the development phase was processed during 2008. Ground control issues were encountered earlier in the year and have been addressed with a modified mine plan and refined mining techniques. By the end of the year, underground conditions had improved significantly as a result of mine plan modifications, which included limiting the length of selected stopes, modified blasting techniques, and limiting air circulation to inactive headings.

Metal sales, cost of sales and depreciation, depletion and amortization were higher due to higher ounces sold, which reflects a full year of activity. In the prior year, ounces were not sold until the second half of the year.

KINROSS Annual Report    42

  2008 vs. 2007

Upon reaching certain minimum levels of production in the second quarter of 2008, the Kupol mine was considered to be in operation. In 2008, Kupol produced 626,543 gold equivalent ounces, on a 100% basis, which was consistent with expectations. Gold equivalent ounces sold were lower than the amount produced due to the timing of shipments, as ounces produced were not sold due to the time involved in transporting the doré from Kupol to the refinery.

In 2008, as a result of the annual impairment test for goodwill, it was determined that the carrying value of goodwill exceeded its fair value and an impairment charge of $668.4 million was recorded.

  Paracatu (100% ownership and operator) – Brazil

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	41,256	20,575	19,883	20,681	101%		692	3%
Tonnes processed (000's)	39,744	20,307	19,285	19,437	96%		1,022	5%
Grade (grams/tonne)	0.41	0.39	0.37	0.02	5%		0.02	5%
Recovery	67.6%	74.2%	76.1%	(6.6% )	(9%	)	(1.9% )	(2%	)
Gold equivalent ounces:
Produced	354,396	188,156	174,987	166,240	88%		13,169	8%
Sold	347,664	183,115	175,009	164,549	90%		8,106	5%
Financial Data (in millions)
Metal sales	$340.1	$161.4	$121.7	$178.7	111%		$39.7	33%
Cost of sales (a)	240.9	82.4	65.2	158.5	192%		17.2	26%
Accretion and reclamation expense	1.0	1.2	0.7	(0.2)	(17%	)	0.5	71%
Depreciation, depletion and amortization	42.5	16.3	13.2	26.2	161%		3.1	23%

	55.7	61.5	42.6	(5.8)	(9%	)	18.9	44%
Exploration	–	–	0.7	–	nm		(0.7)	(100%	)
Other	14.0	(8.7)	3.6	22.7	261%		(12.3)	(342%	)

Segment earnings	$41.7	$70.2	$38.3	$(28.5)	(41%	)	$31.9	83%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. ("TVX") on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

  2009 vs. 2008

Results for 2009 reflect the additional capacity from the expansion as tonnes of ore mined and tonnes of ore processed were 101% and 96% higher than 2008, respectively. The grade was 5% higher than in the prior year as a higher grade area of the pit was mined, consistent with the mine plan. Recoveries were lower for 2009 compared with 2008 primarily due to lack of plant stability, difficulty achieving optimum grind size, and hydromet plant startup issues. Performance at the expansion plant was considerably improved in the latter part of the year. Upgrades to the plant have eliminated minor unplanned stoppages, contributing to plant stability and recovery. In addition, circuit modifications have been made to optimize grinding capacity. The Company has now approved plans to install a third ball mill at the Paracatu expansion to increase the grinding capacity needed to process harder ore from the Paracatu orebody. Delivery of the new 15 MW ball mill is expected in mid-2010, and installation and commissioning are expected to be complete in the first half of 2011.

Higher tonnes processed and a higher grade contributed to a 88% increase in production compared with 2008. This was partially offset by a decrease in recoveries. Gold equivalent ounces sold were higher due to higher production.

KINROSS Annual Report 2009    43

Metal sales increased to $340.1 million compared with $161.4 million in 2008, of which $161.1 million was due to an increase in sales volumes. Cost of sales increased by $158.5 million compared with 2008, due to the greater volume of ounces sold and additional costs due to the challenges experienced earlier in the year in achieving targeted recovery levels while maintaining targeted throughput levels. The increase in cost of sales was primarily due to increased spending on labour and consumables which reflect higher production volumes and were $162.9 million higher than in 2008. However, costs were reduced to some extent by a weaker Brazilian real in 2009 versus 2008. Depreciation, depletion and amortization expense was higher due to higher ounces sold and the depreciation on the increased capital spending for the mine expansion. Of the $26.2 million increase in depreciation, $14.4 million was due to the higher gold equivalent ounces sold.

  2008 vs. 2007

Tonnes of ore processed were slightly higher in 2008 than in 2007 due to the start-up of the expansion project in December. Gold equivalent ounces produced during 2008 were higher than 2007, a result of the combination of slightly higher throughput and grades. The increase in equivalent gold ounces sold during this period was primarily due to higher production, a result of improved recoveries in the old plant.

Upon reaching certain minimum levels of production in December 2008, the mine expansion was considered to be in operation with production of approximately 8,000 ounces.

Metal sales for 2008 were higher than in 2007 due to higher gold prices, as well as the 5% increase in gold equivalent ounces sold in 2008. Cost of sales increased due to the increased cost of consumables, the higher level of ounces sold in 2008, higher costs for diesel fuel and electricity as well as royalties and foreign exchange rates as the Brazilian real was stronger in 2008 compared with 2007. In other expenses, a reversal of an accrual for an uncertain tax position was recorded in the net amount of $11.5 million upon receipt of a successful appeal for the reassessment of payments made which related to value-added taxes for the years 1999-2002.

  Crixás (50% ownership; AngloGold Ashanti 50% and operator) – Brazil

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics (a)
Tonnes ore mined (000's)	1,036	807	818	229	28%		(11)	(1%	)
Tonnes processed (000's)	1,036	807	818	229	28%		(11)	(1%	)
Grade (grams/tonne)	4.85	7.11	7.32	(2.26)	(32%	)	(0.21)	(3%	)
Recovery	91.6%	95.0%	94.8%	(3.4% )	(4%	)	0.2%	0%
Gold equivalent ounces:
Produced	74,654	87,669	91,305	(13,015)	(15%	)	(3,636)	(4%	)
Sold	75,173	86,663	95,822	(11,490)	(13%	)	(9,159)	(10%	)
Financial Data (in millions)
Metal sales	$73.6	$75.3	$66.2	$(1.7)	(2%	)	$9.1	14%
Cost of sales (b)	31.0	26.2	24.9	4.8	18%		1.3	5%
Accretion and reclamation expense	0.1	0.4	0.1	(0.3)	(75%	)	0.3	300%
Depreciation, depletion and amortization	9.7	10.7	9.9	(1.0)	(9%	)	0.8	8%

	32.8	38.0	31.3	(5.2)	(14%	)	6.7	21%
Exploration	0.7	2.1	1.1	(1.4)	(67%	)	1.0	91%
Other	6.2	0.9	0.7	5.3	589%		0.2	29%

Segment earnings	$25.9	$35.0	$29.5	$(9.1)	(26%	)	$5.5	19%

(a)
Tonnes of ore mined/processed represent 100%.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

KINROSS Annual Report    44

The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goias, Brazil, with the acquisition of TVX on January 31, 2003.

  2009 vs. 2008

Tonnes of ore mined and processed were 28% higher than 2008 primarily due to the mill expansion. The grade was lower in the current year as lower grade areas were mined, consistent with the mine plan. Recovery was lower because of low residence time in the leaching circuit, due to insufficient capacity of the existing leaching tanks. New leaching tanks were installed at the end of September 2009. Gold equivalent ounces produced were lower, primarily due to lower grades which more than offset the higher tonnes processed.

Metal sales decreased by 2% during 2009 as the impact of higher gold prices of $9.6 million was largely offset by the impact of fewer gold equivalent ounces sold of $11.2 million. Cost of sales was higher as costs were increased by higher spending on labour of $2.6 million and consumables of $2.3 million, compared with 2008.

  2008 vs. 2007

Gold equivalent ounces sold in 2008 were lower than 2007 due to lower mill throughput and grades.

Metal sales increased by 14% during 2008 primarily due to higher gold prices, partially offset by a slight decline in gold equivalent ounces produced and sold compared with 2007 due to lower grades in 2008. Cost of sales were slightly higher in 2008 compared with 2007 as general increases associated with higher energy costs and foreign exchange were partially offset by the lower costs associated with lower sales volumes in 2008.

KINROSS Annual Report 2009    45

  La Coipa (100% ownership and operator) – Chile (d)

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics (a)
Tonnes ore mined (000's)	3,164	2,350	3,774	814	35%		(1,424)	(38%	)
Tonnes processed (000's)	4,907	4,918	3,546	(11)	(0%	)	1,372	39%
Grade (grams/tonne)
Gold	1.13	1.02	1.11	0.11	11%		(0.09)	(8%	)
Silver	52.53	58.33	180.09	(5.80)	(10%	)	(121.76)	(68%	)
Recovery
Gold	85.4%	80.6%	76.1%	4.8%	6%		4.5%	6%
Silver	62.7%	61.2%	70.2%	1.5%	2%		(9.0% )	(13%	)
Gold equivalent ounces: (b)
Produced	231,169	226,293	197,554	4,876	2%		28,739	15%
Sold	222,664	234,759	193,731	(12,095)	(5%	)	41,028	21%
Silver ounces produced (000)	5,263	5,686	7,548	(423)	(7%	)	(1,862)	(25%	)
Silver ounces sold (000)	5,219	6,261	7,632	(1,041)	(17%	)	(1,371)	(18%	)
Financial Data (in millions)
Metal sales	$216.4	$206.6	$134.7	$9.8	5%		$71.9	53%
Cost of sales (c)	97.6	114.7	52.1	(17.1)	(15%	)	62.6	120%
Accretion and reclamation expense	8.5	7.9	1.1	0.6	8%		6.8	618%
Depreciation, depletion and amortization	57.5	38.8	19.6	18.7	48%		19.2	98%

	52.8	45.2	61.9	7.6	17%		(16.7)	(27%	)
Exploration	6.3	3.7	2.7	2.6	70%		1.0	37%
Other	4.2	2.8	0.5	1.4	50%		2.3	460%

Segment earnings	$42.3	$38.7	$58.7	$3.6	9%		$(20.0)	(34%	)

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2009 – 66.97:1, 2008 – 58.17:1, 2007 – 51.51:1.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(d)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003. On December 21, 2007 the Company completed an asset Purchase and Sale Agreement with Goldcorp whereby the interest in the PJV and Musselwhite were sold and the remaining 50% interest in La Coipa was acquired. Therefore, results of operations of La Coipa reflect Kinross' original 50% interest for the full year in 2007 and the acquired 50% from December 22, 2007. Included in the results of La Coipa is its 65% interest in the Puren deposit.

  2009 vs. 2008

Tonnes of ore mined in 2009 were higher than the prior year as mining in 2008 was impacted by a pit wall failure in the Coipa Norte pit during January 2008. Replacement ore to feed the mill in 2008 was sourced from stockpile ore which contained lower gold grades. Silver grades were lower as the mine plan called for mining an area of the pit with lower grades. Gold equivalent ounces sold were lower than produced due to timing of shipments. It is expected that these shipments will be sold during the first quarter of 2010.

Metal sales were slightly higher as the impact of lower gold equivalent ounces was more than offset by the impact of higher metal prices of $5.6 million. Cost of sales in 2009 was 15% lower than the same period in 2008 partially due to lower gold equivalent ounces sold. Additionally, the decline in cost of sales reflects the impact of a weaker Chilean peso

KINROSS Annual Report    46

in 2009 compared with 2008. Cost of sales was lower in part due to $5.6 million less was spent on consumables during the year. Depreciation, depletion and amortization increased compared with 2008 largely because of the decrease in reserves, which reduced the base upon which depreciation, depletion and amortization is calculated.

  2008 vs. 2007

Tonnes of ore mined in 2008 were lower compared with 2007, because of a pit wall failure in Coipa Norte pit during January 2008, resulting in stockpiled ore being processed through the mill instead. Access to Coipa Norte pit was re-established during the middle of the year and mining of ore and waste recommenced. The grades were lower as the ore processed in 2008 was sourced from the Coipa Norte pit as well as lower grade stockpiles compared with the higher grade ore from the Puren pit, which was processed in 2007.

Metal sales increased by 53% during 2008 primarily due to the additional 50% interest acquired through the Goldcorp asset swap transaction in December 2007, as well as the positive impacts of a higher gold price during the period as well as higher volumes of gold equivalent ounces sold, partially offset by a lower volume of silver ounces sold during the period. Cost of sales increased primarily due to higher maintenance costs, and higher energy costs for diesel fuel and electricity and Kinross' additional interest in La Coipa in 2008 compared with 2007. There was an increase in accretion and reclamation expense as well as an increase in depreciation, depletion and amortization expense reflecting Kinross' additional interest in La Coipa in 2008 compared with 2007.

  Maricunga (100% ownership and operator; 2007: 50% ownership and operator) – Chile (a)

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics (b),(c)
Tonnes ore mined (000's)	15,099	14,971	14,333	128	1%		638	4%
Tonnes processed (000's)	15,613	15,027	13,691	586	4%		1,336	10%
Grade (grams/tonne)	0.84	0.76	0.73	0.08	11%		0.03	4%
Gold equivalent ounces:
Produced	233,585	223,341	205,750	10,244	5%		17,591	9%
Sold	237,040	221,882	204,922	15,158	7%		16,960	8%
Financial Data (in millions)
Metal sales	$228.8	$184.8	$144.6	$44.0	24%		$40.2	28%
Cost of sales (d)	123.4	125.5	91.7	(2.1)	(2%	)	33.8	37%
Accretion and reclamation expense	0.5	0.4	0.3	0.1	25%		0.1	33%
Depreciation, depletion and amortization	19.3	17.8	11.9	1.5	8%		5.9	50%

	85.6	41.1	40.7	44.5	108%		0.4	1%
Exploration	0.2	1.4	1.2	(1.2)	(86%	)	0.2	17%
Impairment charge – Goodwill	–	220.2	–	(220.2)	nm		220.2	nm
Other	2.2	–	–	2.2	nm		–	nm

Segment earnings (loss)	$83.2	$(180.5)	$39.5	$263.7	146%		$(220.0)	nm

(a)
As a result of the purchase of Bema, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to February 27, 2007 and 100% ownership thereafter.

(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)
Tonnes of ore mined/processed represents 100% of mine production.

(d)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga from Bema. Therefore, results are reported on a 100% basis from February 28, 2007.

KINROSS Annual Report 2009    47

  2009 vs. 2008

Tonnes of ore processed were higher by 4% in 2009 compared with 2008, due to improved plant availability and reflects the impact of the optimization initiatives implemented early in the year. The gold grade increased to 0.84 grams per tonne compared with 0.76 grams per tonne in 2008 due to mine sequencing. Gold equivalent ounces produced and sold were higher than 2008 due to higher tonnes processed and a higher gold grade.

Metal sales for the year were higher than 2008, due to higher realized gold prices, which increased metal sales by $24.5 million and higher gold equivalent ounces sold which increased Metal sales by $19.5 million. Cost of sales for 2009 were largely consistent with the same period in the prior year as the impact of higher gold equivalent ounces sold were largely offset by the impact of the strengthening of the Chilean peso relative to the US dollar and lower contractor costs incurred during 2009 compared with 2008.

Pit development at the new Pancho continued throughout 2009. It is anticipated that the total feed to the Maricunga mill sourced from Pancho will gradually increase to 100% by 2012.

  2008 vs. 2007

Tonnes of ore processed during 2008 were higher than in 2007 due to an increase in plant availability and fewer lost days of production due to weather. Gold equivalent ounces produced were higher in 2008 primarily due to higher tonnes processed and a slightly higher gold grade.

Metal sales in 2008 increased compared with 2007 due to the combination of higher gold prices, an 8% increase in gold equivalent ounces sold and Kinross' additional interest in Maricunga for the full year compared with ten months in 2007. Cost of sales increased due to higher costs of energy, consumables, labour and higher revenue-based royalties. Additionally, cost of sales were higher due to Kinross' additional interest in Maricunga for the full year compared with ten months in 2007.

In 2008, as a result of the annual impairment test for goodwill, it was determined that the carrying value of goodwill exceeded its fair value and an impairment charge of $220.2 million was recorded.

  Mining operations sold

  Julietta (0%) – Russian Federation

The Company acquired 90% ownership of Julietta as part of the Bema acquisition on February 27, 2007. Subsequently, on August 16, 2008, the Company disposed of this operation. Results for 2008 includes the results of operations to August 16, 2008.

Gold equivalent ounces produced in 2008 were 39,585 ounces as compared with 63,004 ounces in 2007. Gold equivalent ounces sold in 2008 were 41,099 compared with 71,428 in 2007. The declines are primarily due to the sale of Julietta during the third quarter of 2008.

During 2008, metal sales were $38.0 million, compared with $47.2 million in 2007. Cost of sales decreased to $32.3 million in 2008 as compared with $38.1 million in 2007. The figures for 2007 reflect only ten months of activity as Julietta was acquired in February 2007 as part of the Bema acquisition.

  Musselwhite (0% ownership; Goldcorp 100% and operator) – Canada

On December 21, 2007, the Company disposed of its interest in Musselwhite as part of an asset Purchase and Sale Agreement with Goldcorp. The 2007 results for Musselwhite are from January 1, 2007 through to December 21, 2007.

The Company had originally acquired its 31.9% interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, with the acquisition of TVX on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 68.1% interest in the mine from Barrick, which had previously acquired its interest as part of its purchase of Placer Dome.

KINROSS Annual Report    48

In 2007, Musselwhite produced 71,229 gold equivalent ounces. Gold equivalent ounces sold in 2007 were 67,824.

In 2007, metal sales were $47.1 million with cost of sales of $32.6 million and depreciation, depletion and amortization of $9.9 million.

  Porcupine (0% ownership; Goldcorp 100% and operator) – Canada

On December 21, 2007, the Company disposed of its interest in the PJV as part of an asset Purchase and Sale Agreement with Goldcorp. The 2007 results for PJV are from January 1, 2007 through to December 21, 2007.

The Company had formed the PJV on July 1, 2002, with a wholly-owned subsidiary of Placer Dome. The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district of Timmins, Ontario. In the second quarter of 2006, Goldcorp acquired its initial 51% interest in the joint venture from Barrick, which had previously acquired its interest as part of its purchase of Placer Dome.

In 2007, PJV produced 144,062 gold equivalent. Metal sales were $93.3 million with cost of sales of $66.9 million and depreciation, depletion and amortization of $10.3 million.

  Exploration and business development

	Year ended December 31,			2009 vs 2008		2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change	Change	% Change

Exploration and business development	$72.5	$59.0	$47.3	$13.5	23%	$11.7	25%

Exploration and business development expenses for full-year 2009 were $72.5 million, compared with $59.0 million for the year 2008. Of the total exploration and business development expense, expenditures on exploration totaled $56.1 million for the year. Capitalized exploration expenses totaled $10.6. Kinross was active on more than 40 mine site, near-mine and greenfields projects in 2009 with a total of 166,496 metres drilled (126,772 metres expensed and 39,742 metres capitalized).

In 2008, exploration and business development expenses for the year were $59.0 million, compared with $47.3 million for 2007. Of the total exploration and business development expense, expenditures on exploration totaled $45.1 million for the year. Capitalized exploration expenses for 2008 totaled $10.3 million. Kinross was active on more than two dozen mine site and greenfields projects in 2008 with a total of 172,580 metres drilled (112,385 metres expensed and 60,195 metres capitalized).

In 2007, exploration and business development expenses increased 20% from 2006 to $47.3 million. Of this, $15.0 million was spent on Kinross-owned and operated properties and an additional $9.8 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Maricunga, Fort Knox, Paracatu and La Coipa. The balance of the costs incurred in 2007 were for exploration projects, corporate costs and technical services costs.

  General and administrative

	Year ended December 31,			2009 vs 2008		2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change	Change	% Change

General and administrative	$117.7	$100.8	$69.6	$16.9	17%	$31.2	45%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

Costs for 2009 were 17% higher than in 2008. The increase was primarily a result of higher personnel costs, including additional hires and information technology costs, which were incurred as a result of the growth in the Company. At the

KINROSS Annual Report 2009    49

Company's corporate office in Toronto, employee related compensation costs including stock based compensation increased by 16% in 2009, while information technology costs increased by 15%.

Costs of $100.8 million in 2008 represented an increase of 45% compared with 2007. The increases are primarily a result of higher personnel costs, including additional hires, travel and information technology costs, which were incurred as a result of the growth in the Company.

  Impairment of Goodwill

The Company evaluates its carrying value of goodwill at least once each year. The test for impairment of goodwill is discussed further in the "The Carrying Value of Goodwill" in the Critical Accounting Policies and Estimates section below.

There no impairment charges recorded in 2009.

In 2008, as part of the annual review of the carrying amount of goodwill for each reporting segment that has goodwill it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca, an exploration property, exceeded its fair value. As a result, the Company wrote down the value of goodwill for each reporting segment to its fair value resulting in a non-cash charge of $994.1 million. The assets were acquired through the acquisition of Bema in 2007. A summary of impairment charges to goodwill is as follows:

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change		Change	% Change

Goodwill Impairment Charges
Kupol	$–	$668.4	$–	$(668.4)	(100%	)	$668.4	nm
Maricunga	–	220.2	–	(220.2)	(100%	)	220.2	nm
Quebrada Seca	–	105.5	–	(105.5)	(100%	)	105.5	nm

Total	$–	$994.1	$–	$(994.1)	(100%	)	$994.1	nm

  Other income (expense) – net

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change		Change	% Change

Gain on sale of assets and investments – net	$16.2	$30.2	$184.6	$(14.0)	(46%	)	$(154.4)	(84%	)
Impairment of Investments	–	(83.9)	(1.3)	83.9	100%		(82.6)	(6,354%	)
Litigation reserve adjustment	18.5	(19.1)	–	37.6	197%		(19.1)	nm
Interest income and other	9.2	21.7	15.2	(12.5)	(58%	)	6.5	43%
Interest expense	(19.1)	(74.6)	(6.8)	55.5	74%		(67.8)	(997%	)
Foreign exchange gains (losses)	(91.0)	41.4	(36.4)	(132.4)	(320%	)	77.8	214%
Non-hedge derivative gains	2.9	41.6	34.3	(38.7)	(93%	)	7.3	21%
Working interest in Diavik Diamond mine	(11.0)	–	–	(11.0)	nm		–	nm

	$(74.3)	$(42.7)	$189.6	$(31.6)	(74%	)	$(232.3)	(123%	)

For 2009, other expense increased by $31.6 million from $42.7 million to $74.3 million. The increase can be partially explained by a foreign exchange loss in 2009 compared with a gain in 2008, lower interest income, lower non-hedge derivative gains and lower gains on the sale of assets and investments. The decreases were offset to some extent by a litigation settlement gain in 2009 compared with a loss in 2008, and lower interest expense.

  Gain on the sale of assets and investments – net

Kinross continues to dispose of non-core assets that are identified in the strategic assessment of the Company's portfolio. During the fourth quarter of 2009, the Company closed an agreement with Jaguar Mining Inc. ("Jaguar") to sell the Gurupi property to Jaguar in exchange for 3.4 million common shares of Jaguar. Additionally, during the fourth

KINROSS Annual Report    50

quarter, the Company disposed of all or a portion of its equity interests in several junior mining companies for proceeds of $6.7 million. As a result, of the disposition of non-core assets and investments, the Company recognized a non-cash gain on these transactions of $16.2 million, before tax for the year.

In 2008, total gains on disposal of assets and investments were $30.2 million. Kinross recognized gains on the disposition of Julietta ($3.0 million), the disposition of its 40% interest in Hammond Reef ($12.2 million) and the disposition of the Kubaka mine ($11.5 million).

In 2007, total gains on disposal of assets and investments were $184.6 million. The majority of the gain was $138.3 million, which was the result of the sale of PJV and Musselwhite pursuant to the Asset Purchase and Sale Agreement with Goldcorp. The remainder was the result of the sales of the Bell Creek Mine ($7.6 million) by the PJV, the sale of the investment in Anatolia Minerals Development Ltd. ($30.7 million), Haile Mine Assets ($1.4 million), and the Lupin mine ($6.5 million).

  Impairment of investments

There were no impairments recorded on Kinross' investment portfolio during 2009.

In 2008, the Company assessed its portfolio of available for sale and equity accounted investments. Based on the decline in the market values of certain investments, severe market conditions and the difficulties facing junior mining companies in raising financing, the Company determined that the decline in values of certain investments were other-than-temporary and recorded an impairment charge of $83.9 million during the year.

The investment impairment charges recognized in 2008 primarily related to the Company's investment in several junior mining companies, acquired as part of the Bema acquisition, the majority of which are related to the Company's investment in Pamodzi Gold, Consolidated Puma Minerals and Victoria Gold Corporation.

In 2007, the Company determined that the decline in the market value of its investment in Rolling Rock Resources, which was acquired as part of the Bema acquisition, was other-than-temporary and the investment was written down by $1.3 million.

  Litigation settlements

In 2009, the Company settled litigation in respect of certain actions brought against Aurelian Resources Inc., which was acquired in 2008. As a result, an adjustment to the litigation reserve was made in the amount of $18.5 million.

In 2008, the Company agreed to settle the Kinam preferred share litigation in the amount of $29.2 million As the Company previously held the preferred shares balance at $10.1 million, this resulted in a loss of $19.1 million for 2008.

See "Other legal matters" section for additional details.

  Interest income and other

Interest income and other decreased by $12.5 million in 2009 compared with 2008. The decrease was primarily due to lower interest rates and a change in the nature of the Company's investments in 2009. The Company has focused on investing in treasury bills which earn a lower interest rate than the investments in 2008.

Interest income and other increased by $6.5 million to $21.7 million for 2008 compared with 2007 primarily due to higher average cash balances, partially offset by lower average interest rates.

  Interest expense

Interest expense decreased by $55.5 million during 2009 compared with 2008. Positively impacting interest expense was the reversal of accrued interest of $45.5 million, as a result of the Brazil Federal Tax Amnesty. Additionally, with the start-up of Kupol, Kettle River–Buckhorn and the Paracatu expansion in 2008, Kinross ceased capitalizing interest expense to these projects. Capitalized interest for the year was $8.6 million compared with $30.6 million in 2008.

Interest expense increased by $67.8 million to $74.6 million in 2008 from $6.8 million in 2007. The increase was due to the additional debt taken on by the issuance of the Senior Convertible Notes issued in January 2008, which resulted in

KINROSS Annual Report 2009    51

additional interest expense of $21.9 million. Also impacting interest expense was the interest on a tax charge of $63.9 million as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary. The portion of the tax assessment relating to interest amounted to $37.3 million. The company capitalized interest totaling $30.6 million relating to capital expenditures at Fort Knox, Kettle River–Buckhorn, Round Mountain and Paracatu compared with capitalized interest of $31.4 million in 2007.

  Foreign exchange gains/(losses)

For 2009, foreign exchange losses were $91.0 million. The foreign exchange losses primarily relate to the translation and revaluation of net monetary liabilities, primarily future income taxes, denominated in foreign currencies to the US dollar. As at December 31, 2009, the US dollar foreign exchange rate was weaker compared with the Russian rouble and the Brazilian real than the foreign exchange rates at December 31, 2008.

For 2008, the Company recorded a foreign exchange gain of $41.4 million compared with a loss of $36.4 million for 2007, a change of $77.8 million. The foreign exchange gains were primarily due to the translation of net foreign currency denominated liabilities, mainly future tax liabilities, resulting from a strengthening of the US dollar over the second half of the year. Foreign exchange on the translation of local currency denominated future income tax liabilities was a gain of $58.0 million compared with loss of $39.9 million in the prior year.

  Non-hedge derivative gains

For 2009, non-hedge derivative gains decreased by $38.7 million compared with 2008. The decline in the gains primarily related to a change in the fair value of the derivatives acquired through the acquisition of Bema in 2007. In 2008, the change in forward metal prices on the Company's derivatives had a greater impact than the change in forward metal prices in 2009.

For 2008, net non-hedge derivative gains of $41.6 million were recorded compared with a gain of $34.3 million during 2007. The increase of $7.3 million was primarily related to the derivative contracts which were acquired in the Bema acquisition in 2007. As part of that acquisition, Kinross acquired derivative contracts which hedged the Company against adverse price changes in gold, silver, and changes in US interest rates.

From February 2007 until May 2007 the gold and silver derivative contracts were being marked-to-market and any changes in their value recorded directly in earnings in the period. As the price of gold and silver declined during this period, the Company recorded gains on these contracts. In May 2007, the contracts were designated for hedge accounting. From that point forward, most of the mark-to-market changes in value were recorded in Other comprehensive income ("OCI").

In December 2007, the Company re-designated the hedge relationship for these derivative contracts using a new methodology for assessing their effectiveness. Under the new methodology, the changes in the value of the contracts due to changes in the spot price of gold or silver are recorded in OCI. Any changes in the spot forward differential in the contracts are excluded from the assessment of effectiveness for hedge accounting purposes and are recorded in income. During 2008, US interest rates decreased substantially, reducing the spot forward differential on gold and silver contracts. This change resulted in a substantial gain in value on the derivative gold and silver contracts. This unrealized gain was recorded in income along with realized gains and losses during the period.

  Working Interest in Diavik Diamond mine

For 2009, the Company recognized a loss of $11.0 million on its Working Interest in the Diavik Diamond mine which was acquired in 2009. The $11.0 million is comprised of the Company's share of pro-rata earnings from the mine and includes amortization of the initial investment, net of any distributions from the Working Interest.

KINROSS Annual Report    52

  Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company recorded a tax provision of $150.8 million on earnings before taxes of $571.6 million, compared with a tax provision of $101.1 million on a loss before taxes of $654.3 million in 2008 and a provision of $73.8 million on earnings before taxes of $416.5 million in 2007. Kinross' combined federal and provincial statutory tax rate was 33.0% for 2009 33.5% in 2008 and 34.1% in 2007. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. A reconciliation of the Company's statutory rate to the actual provision is provided in Note 15 to the consolidated financial statements.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax year in the amount of approximately $30 million. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On January 15, 2009, the Company filed its administrative appeal of the assessment. The Company believes that the basis for this assessment is equally relevant to the 2004 tax year of the same Brazilian subsidiary. At that time the Company recorded a total charge of $63.9 million, primarily comprised of $20.7 million that related to tax expense and $37.3 million in interest with respect to the 2003 and 2004 tax years after considering the tax deductibility of the assessed interest. As a result of the Company's review, it has recorded a tax liability in that amount resulting in a corresponding reduction in its net income after taxes for the quarter and year ended December 31, 2008. On November 27, 2009 the Company settled this tax debt under the Brazilian Federal Tax Amnesty Program.

KINROSS Annual Report 2009    53

  6. Liquidity and Capital Resources

The following table summarizes Kinross' cash flow activity:

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change		Change	% Change

Cash flow:
Provided from operating activities	$785.6	$443.6	$341.2	$342.0	77%		$102.4	30%
Used in investing activities	(751.5)	(856.2)	(336.0)	104.7	12%		(520.2)	(155%	)
Provided from financing acitvities	63.3	375.7	379.4	(312.4)	(83%	)	(3.7)	(1%	)
Effect of exchange rate changes on cash	9.4	(23.8)	12.6	33.2	139%		(36.4)	(289%	)

Increase (decrease) in cash and cash equivalents	106.8	(60.7)	397.2	167.5	276%		(457.9)	(115%	)
Cash and cash equivalents, beginning of period	490.6	551.3	154.1	(60.7)	(11%	)	397.2	258%
Short-term investments	35.0	34.5	9.9	0.5	1%		24.6	248%

Cash and cash equivalents, end of period	$632.4	$525.1	$561.2	$107.3	20%		$(36.1)	(6%	)

Cash and cash equivalent balances increased by $107.3 million to $632.4 million at December 31, 2009 compared with $525.1 million at December 31, 2008. The increase primarily relates to an increase in cash provided from operating activities. Also benefitting the Company's cash balance was a decrease in cash used in investing activities which were $104.7 million lower than in 2008. These changes were offset to some extent by lower cash provided from financing activities. Detailed discussions regarding these cash flow movements are noted below.

  Operating Activities

  2009 vs. 2008

During 2009, cash provided from operating activities was $342.0 million higher than in 2008. The increase in operating cash flows reflects the impact of higher gold equivalent ounces sold and higher metal prices. Additionally, operating cash flows were positively impacted by a smaller change in inventory balances, as 2008 reflected the build up of inventory at Kupol. Operating cash flows in 2009 were also positively impacted by higher accounts payable and accrued liabilities at Kupol and the Corporate offices at December 31, 2009, while the tax settlement under the Brazilian Federal Tax Amnesty reduced operating cash flow by $71.0 million.

  2008 vs. 2007

During 2008, cash provided from operating activities increased to $443.6 million compared with $341.2 million in 2007. The increase in operating cash flows in 2008 was primarily due to higher operating earnings, as a result of higher gold prices and more gold equivalent ounces sold. This was offset to some extent by a reduction in net working capital related to: 1) the increase of inventory at Kupol which commenced production during the second quarter of 2008; 2) an increase in supplies inventory at Kupol in advance of the winter; and 3) an increase in supplies inventory at Paracatu due to the expansion project.

  Investing Activities

Cash used in investing activities was $751.5 million compared with $856.2 million for 2008. Cash used in investing activities for 2009 reflects the acquisition of the remaining interest Lobo-Marte of $41.4 million and the investment in Harry Winston and the indirect interest in the Diavik Diamond Mine for a gross amount of $173.5 million. Additionally, cash used in investing activities reflects the payments to settle the Aurelian warrant litigation. In 2008, as part of the acquisition of Aurelian Resources Inc., net cash of $21.2 million was received. This was offset to some extent by lower

KINROSS Annual Report    54

capital expenditures. Capital expenditures were lower in 2009, largely due to lower capital expenditures at Kupol and Paracatu, as Kupol was ramping up and the Paracatu expansion was in development during 2008.

During 2008, net cash used in investing activities totalled $856.2 million compared to $336.0 million for 2007, an increase of $520.2 million. The change was primarily related to the increase in property plant and equipment, primarily the result of expenditures related to the Paracatu expansion and the investment in Lobo Marte. The increase was offset to some extent by proceeds received from the sale of long-term assets and investments and the net cash acquired on the acquisition of Aurelian.

During 2007, cash proceeds of $61.8 million were received from the disposal of long-term investments and other assets, compared to proceeds of $33.7 million in 2006. In 2007, cash proceeds of $232.9 million were received on the disposition of property, plant and equipment. At December 31, 2007, Kinross held long-term investments in resource companies with a carrying value of $127.7 million and at December 31, 2006, held long-term investments in resource companies with a book value of $25.8 million and a market value of $45.7 million.

The following table provides a breakdown of capital expenditures:

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change(e)		Change	% Change(e)

Operating segments
Fort Knox	$133.1	$126.6	$30.0	$6.5	5%		$96.6	322%
Round Mountain	33.0	36.9	40.3	(3.9)	(11%	)	(3.4)	(8%	)
Kettle River–Buckhorn	30.3	42.5	43.0	(12.2)	(29%	)	(0.5)	(1%	)
Kupol	39.3	102.4	191.8	(63.1)	(62%	)	(89.4)	(47%	)
Paracatu	124.1	329.2	225.2	(205.1)	(62%	)	104.0	46%
Crixás	25.2	19.7	11.7	5.5	28%		8.0	68%
La Coipa (a)	18.8	17.1	5.2	1.7	10%		11.9	229%
Maricunga (b)	42.5	22.4	6.4	20.1	90%		16.0	250%
Porcupine Joint Venture	–	–	23.6	–	nm		(23.6)	(100%	)
Musselwhite	–	–	12.1	–	nm		(12.1)	(100%	)
Julietta (c)	–	2.4	3.0	(2.4)	nm		(0.6)	(20%	)
Non-operating segments
Fruta del Norte	3.1	–	–	3.1	nm		–	nm
Cerro Casale	22.2	10.9	2.4	11.3	104%		8.5	354%
Corporate and Other (d)	9.6	4.6	6.4	5.0	109%		(1.8)	(28%	)

Total	$481.2	$714.7	$601.1	$(233.5)	(33%	)	$113.6	19%

(a)
As a result of the Goldcorp asset swap transaction, the results of operations reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

(b)
Includes results of operations from the 50% of the Maricunga mine acquired from Bema on February 27, 2007.

(c)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007 and was sold on August 16, 2008.

(d)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.

(e)
"nm" means not meaningful.

Capital expenditures in 2009 included costs related to the expansion at Paracatu and the pit expansion at Fort Knox.

Capital expenditures in 2008 included costs related to the expansion at Paracatu, and the development of Kupol and Kettle River–Buckhorn, which began operations during 2008.

  Financing Activities

Cash provided from financing activities for 2009 was $63.3 million, lower by $312.4 million compared with the same period in 2008. The variance was largely due to a net repayment of debt of $248.2 million in 2009 compared with a net increase of $449.6 million in 2008. Additionally the Company raised $421.5 million through the issuance of shares in

KINROSS Annual Report 2009    55

2009 compared with $31.7 million in 2008. During 2009, the Company paid out $88.2 million in dividends to common shareholders and non-controlling shareholders.

During 2008, cash flow provided by financing activities of $375.7 million primarily consisted of a net increase in debt of $449.6 million, and cash from the exercise of options and warrants of $31.7 million, partially offset by dividends paid of $51.5 million and net cash paid in respect of the settlement of derivative instruments in the amount of $23.2 million. The net increase in debt primarily related to the Senior Convertible Notes issued in January 2008 in the amount of $449.9 million.

During 2007 cash provided from financing activities was $379.4 million. The sources of cash during 2007 included proceeds of $216.2 million received on the issuance of common shares from the exercise of warrants and options in 2007, of which approximately $90.0 million related to former Bema employees, proceeds from the issuance of debt of $287.7 million in 2007, primarily related to the Paracatu expansion and Kupol projects offset by debt repayments of $88.4 million, which included the repayment of the amount drawn on the LIBOR loan under the revolving credit facility of $60.0 million.

  Balance Sheet

	As at:
(in millions)	December 31, 2009	December 31, 2008	December 31, 2007

Cash and cash equivalents and short-term investments	$632.4	$525.1	$562.1
Current assets	$1,390.9	$1,124.9	$933.7
Total assets	$8,013.2	$7,387.5	$6,729.3
Current liabilities	$638.0	$551.5	$407.4
Total long-term financial liabilities	$1,058.2	$1,370.4	$564.1
Total debt, including current portion (a)	$692.2	$950.9	$1,370.4
Total liabilities (b)	$2,453.7	$2,610.6	$1,891.5
Shareholders' equity	$5,559.5	$4,776.9	$4,837.8
Statistics
Working capital	$752.9	$573.4	$526.3
Working capital ratio (c)	2.18:1	2.04:1	2.29:1

(a)
Includes long-term debt.

(b)
Includes preferred shares and non-controlling interest.

(c)
Current assets divided by current liabilities.

At December 31, 2009, Kinross had cash and short-term investments of $632.4 million, an increase of $107.3 million compared with 2008. Current assets increased by $266.0 million largely due to an increase in prepaid expenses and supplies inventory at Kupol, to prepare for production in 2010, an increase in supplies inventory at Paracatu to handle higher operating levels, and higher inventory balances at Fort Knox due to the start-up of the heap leach expansion. In addition to the increase in current assets, total assets increased by $625.7 million as a result of the acquisition of the remaining interest in Lobo-Marte and the investment in Harry Winston and the Working Interest in the Diavik Diamond Mine. Total debt was reduced to $692.2 million.

On February 17, 2010, the Board of Directors declared a dividend of $0.05 per common share to shareholders of record on March 24, 2010. On August 12, 2009, the Board of Directors declared a cash dividend of $0.05 per common share.

A cash dividend of $0.04 per common share was declared on February 18, 2009. A cash dividend of $0.04 per common share was declared on February 21, 2008.

As of February 16, 2010, there were 696.2 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 7.2 million share purchase options outstanding under its share option plan and 31.0 million common share purchase warrants outstanding (convertible to 24.7 million Kinross shares).

KINROSS Annual Report    56

  Credit Facilities and Financing

  Convertible debentures

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million Convertible Senior Notes due March 15, 2028 (the "Convertible Notes"), after payment of commissions and expenses of the offering. The notes pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. The Convertible Senior Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the Convertible Senior Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the Convertible Senior Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

  Credit facilities

In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid.

The new credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2009.

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.50:1. At this ratio, interest charges are as follows:

Type of Credit	Credit Facility

Dollar based LIBOR loan	LIBOR plus 2.50%
Letters of credit	2.50%
Standby fee applicable to unused availability	0.75%

Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with EDC for $125 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.

Prior to the amendment of the revolving credit facility, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan, under an agreement signed in 2006. The 2006 revolving credit facility supported the Company's liquidity and letters of credit requirements and, as amended in 2007, was to expire in August 2010. The purpose of the term loan was, and continues to be, to support the expansion program at the Paracatu mine in Brazil. The term loan expires in February 2012.

Loan interest under the 2006 revolving credit facility agreement was variable, set at LIBOR plus an interest rate margin dependent on the ratio of the Company's net debt to operating cash flow, as defined under the agreement.

KINROSS Annual Report 2009    57

The 2006 credit agreement contained various covenants that included limits on indebtedness, distributions, asset sales and liens. Significant financial covenants included a minimum tangible net worth of $700.0 million, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The financial covenants were based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation ("EastWest Gold"), a subsidiary of Kinross.

In addition to these facilities, Chukotka Mining and Geological Company has a project finance loan acquired as part of the Bema acquisition. As at December 31, 2009, $158.4 million was drawn against this facility compared with $379.8 million at December 31, 2008.

The following table outlines the credit facility utilization:

	As at December 31,
(in millions)	2009	2008

Revolving credit facility (a)	$(124.4)	$(146.0)
Utilization of EDC facility	(96.4)	–
Draw against Paracatu term loan (a)	–	(131.8)
Draw against Kupol project loan	(158.4)	(379.8)

Borrowings	$(379.2)	$(657.6)

Available under revolving credit facility (a)	$325.6	$154.0
Available under EDC credit facility	28.6	–
Available under Paracatu term loan (a)	–	–
Avaialble under Kupol project loan	–	–

Available credit	$354.2	$154.0

(a)
The Paracatu term loan now forms part of the credit facility. At December 31, 2009 this amounted to $95.5 million.

At December 31, 2009, the Company had a Kupol project financing consisting of a project loan ("Project Loan"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided the Company with a cost overrun facility, which expired on June 1, 2009.

The Project Loan consists of Tranche A which has a six-and-one half year term from drawdown, and Tranche B which has a seven-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type, including that EastWest Gold Corporation continues to be a guarantor of the Kupol credit facility until the project reaches economic completion. EastWest Gold must maintain a minimum liquidity balance to meet future capital expenditure requirements at Kupol. This declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

Under the terms of the Kupol Project Loan there are two significant milestones that the project must meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and Economic completion was achieved on September 23, 2009.

Having achieved economic completion, the Company was released from a guarantee that EastWest Gold (formerly known as Bema Gold) had given the project lenders and we received back a $25 million letter of credit. The Company received consent from the lenders to allow it to complete a special cash distribution when the Company achieved economic completion. As part of the distribution, the Company was required to prepay a portion of the principal outstanding on the loan (approximately $89 million) and as a result, the Company declared and paid a dividend (total dividend payment $102.6 million, Kinross' share $76.8 million).

KINROSS Annual Report    58

Under the terms of the HVB Facility, the Company could have issued convertible unsecured notes to HVB, with a seven-year term from the date of drawdown. The holder of the notes would have had the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest was expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

In 2008, the Company had a subordinated loan, up to a maximum of $25.0 million, with the International Finance Corporation ("IFC"), of which $19.8 million loan had been drawn under the loan at December 31, 2008. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. There were 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares, as a result of the acquisition of Bema. Each warrant entitles IFC to receive one Kinross share plus CAD$0.01, at a price of $6.61, until March 1, 2014. During the 2009, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares at a price of $6.61 plus CAD$0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million was assigned to EastWest Gold Corporation, a subsidiary of Kinross and as a result was eliminated from Kinross' consolidated financial results.

Total debt of $692.2 million at December 31, 2009 primarily consists of $402.6 million for the debt component of the convertible debentures, $92.0 million for the Corporate term loan, $158.4 million for the Kupol project loan, and $38.6 million in capital leases and other debt. The current portion of this debt is $177.0 million at December 31, 2009.

  Equity financing

On February 5, 2009, the Company completed a public offering of common shares at a price of $17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for net proceeds of $396.4 million. The Company is using the net proceeds from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

  Liquidity Outlook

In 2010, the Company expects to repay $128.1 million related to the Kupol project loan, $36.4 million for the Corporate term loan and $12.5 million in capital lease and other debt payments.

The Company's capital resources include existing cash balances and short-term investments of $632.4 million, total available credit of $354.2 million including availability under the letter of credit facility and operating cash flows. We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations of approximately $17.1 million in 2009. Prior to investment in capital projects, consideration is given to the cost and availability of various sources of capital resources.

The Company continually evaluates its capital resources based on its long-term strategic business plan. Alternative sources of capital that could be used to support the long-term growth strategy include issuing new equity, drawing on existing credit facilities, issuing new debt, entering into long-term leases and by selling or acquiring assets.

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  Contractual Obligations and Commitments

Certain contractual obligations of the company are noted in the table below:

(in millions)	Total	2010	2011	2012	2013	2014	2015 and beyond

Long-term debt obligations	$721.0	$167.2	$69.7	$24.1	$460.0	$–	$–
Lease obligations	83.4	15.4	15.8	15.6	8.5	5.0	23.1
Purchase obligations	135.7	135.7	–	–	–	–	–
Reclamation and remediation obligations	670.0	17.1	13.5	43.9	60.4	43.3	491.8
Interest	52.6	19.8	15.7	12.9	4.2	–	–

Total	$1,662.7	$355.2	$114.7	$96.5	$533.1	$48.3	$514.9

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

As at December 31, 2009, the Company had gold and silver forward contracts to deliver 612,735 ounces of gold and 7,200,000 ounces of silver which were acquired with the acquisition of Bema. These contract dates range from 2010 through 2012, at average prices ranging from $642 per ounce to $674 per ounce for gold and an average price of $10.71 for silver.

During the fourth quarter of 2009, the company entered into gold forward contracts to purchase 109,500 ounces of gold at an average rate of $1,180.30 which mature in 2010. The purpose of these derivatives is to offset a portion of the above noted derivatives which were acquired as a result of the Bema acquisition in 2007. Commensurate with the engagement of these derivatives, the Company de-designated the hedging relationship and ceased hedge accounting for the contracts maturing in 2010.

During 2009, the company has purchased silver put contracts for 3,495,000 ounces of silver at an average cost of $13.00 per ounce on anticipated silver production at La Coipa. The Company has also entered into sold silver collar contracts for 3,495,000 ounces of silver at an average cost of $17.20 per ounce. These contracts mature in 2010 and 2011.

Subsequent to year end, hedge contracts covering an additional 91,250 ounces were de-designated at an average price of $1,125.61 per ounce. These contracts mature in 2010. The Company has also purchased 107,220 ounces of gold at an average forward price of $1,085.39 for delivery in 2011.

As at December 31, 2009 Kinross had contracts to sell $120.0 million US dollars for Brazilian reais at an average rate of 2.15. These contracts mature during 2010. As at December 31, 2009 Kinross had contracts to sell $48.0 million US dollars for Russian roubles at an average rate of 34.93, all of which mature in 2010. As at December 31, 2009 Kinross had contracts to sell $24.0 million US dollars for Chilean pesos at an average rate of 699.16, all of which mature in 2010. Kinross had contracts to sell $24.0 million US dollars for Canadian dollars at an average rate of 1.05, all of which mature in 2010.

Subsequent to December 31, 2009, the Company entered into additional fixed foreign exchange forward contracts for:

  •
  $27.5 million USD at a rate of 1.9166 Brazilian reais which mature in 2010;

  •
  $55.8 million USD at a rate of 515.3 Chilean pesos maturing in 2010, and $30 million USD at a rate of 540.2 million Chilean pesos maturing in 2011;

  •
  $11.0 million USD at a rate of 30.36 Russian roubles maturing in 2010; and

  •
  $20.0 million USD at a rate of 1.075 Canadian dollars maturing 2010.

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Forward contracts were in place at December 31, 2009 to purchase 132,000 barrels of diesel fuel at a price of $72.50 per barrel, all of which mature in 2010.

Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração ("RPM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

  Fair value of derivative instruments

	As at
(in millions)	December 31, 2009	December 31, 2008

Asset (liability)
Interest rate swap	$(8.3)	$(12.0)
Foreign currency forward contracts	38.1	(64.3)
Gold contract related to Julietta sale	4.3	1.3
Gold and silver forward contracts	(332.8)	(176.8)
Energy forward contract	1.3	(10.8)
Total return swap	(0.2)	1.0

	$(297.6)	$(261.6)

  Contingent Liability

The Company is obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale property. This contingent liability has been reduced, subsequent to year end, to $20 million (see Note 20 to the consolidated financial statements).

  Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Aurelian Warrant Litigation

This litigation was settled in September 2009, and the underlying actions were dismissed with prejudice in November 2009.

  Kinam preferred shares

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability. The settlement was approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than Kinross are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares. As the Company previously held the preferred shares balance at $10.1 million, this resulted in a charge of $19.1 million during 2008.

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  7. Summary of Quarterly Information

	2009				2008
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Metal sales	$699.0	$582.3	$598.1	$532.7	$484.4	$503.7	$298.7	$330.2
Net earnings	$235.6	$(21.5)	$19.3	$76.5	$(968.8)	$64.7	$26.0	$70.9
Basic earnings (loss) per share	$0.34	$(0.03)	$0.03	$0.11	$(1.47)	$0.10	$0.04	$0.12
Diluted earnings (loss) per share	$0.34	$(0.03)	$0.03	$0.11	$(1.47)	$0.10	$0.04	$0.11
Cash flow provided from (used in) operating activities	$306.5	$141.9	$171.8	$165.4	$201.0	$206.0	$(39.7)	$76.3

The Company's results over the past several quarters have been largely driven by increases in the gold equivalent ounces produced. Additionally, fluctuations in the gold and silver price and foreign exchange rates have impacted results.

During the fourth quarter of 2009, revenue increased to $699.0 million on gold equivalent ounces sold of 636,601 compared with revenue of $484.4 million on sales of 610,935 gold equivalent ounces during the fourth quarter of 2008. The average spot price of gold was $1,100 per ounce compared with $795 per ounce in the fourth quarter of the prior year. Cost of sales increased by 25%, to $271.0 million versus $216.7 million, largely due to production at higher sales volumes.

At Paracatu, approximately 108,000 gold equivalent ounces were produced during the fourth quarter. Performance at the expansion plant was considerably improved compared with earlier in the year. Upgrades to the plant have eliminated minor unplanned stoppages, contributing to plant stability and recovery. In addition, circuit modifications have been made to optimize grinding capacity. Production at Paracatu remained on plan for the month of January 2010. The Company is proceeding with plans to install a third ball mill to increase the grinding capacity needed to process harder ore from the orebody.

At Fort Knox, first gold was produced from the new heap leach and approximately 87,000 gold equivalent ounces were produced during the fourth quarter. The fourth quarter mine plan was successfully achieved, as geotechnical issues encountered in the previous quarter were resolved.

At Kupol, by year-end, underground conditions had improved significantly as a result of mine plan modifications, which included limiting the length of selected stopes, modified blasting techniques, and limiting air circulation to inactive headings.

In the fourth quarter of 2009, Kinross amended its revolving credit facility which increased available credit to $450 million, and entered into an agreement with Export Development Canada to guarantee a Letter of Credit Facility for up to $125 million.

During the fourth quarter of 2008, the Company recorded an impairment charge of $994.1 million related to goodwill primarily on certain assets acquired as part of the Bema transaction.

In the fourth quarter of 2009, operating cash flows increased to $306.5 million compared with $201.0 million largely due to higher gold equivalent ounces sold and higher accounts payable balances.

  8. Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and accompanying audited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief

KINROSS Annual Report    62

Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. There have not been any significant changes in internal controls for 2009 other than as noted below.

During 2009, Kupol converted to the ERP system utilized at the Company's other sites to enhance consistency of systems across the Company. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion. During the second quarter of 2009, the Company commenced the parallel testing phase of a new consolidation accounting system. Parallel testing continued during the remainder of the year and the system was implemented by the end of 2009.

  9. International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations. Our goal is to make policy changes that are compliant with IFRS but also provide the most meaningful information to our shareholders.

The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project.

  •
  Assessment phase: In this phase, the Company formed a Steering Committee, established a project management team and a working group, developed an initial project plan, and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q1 2009.

  •
  Design phase: This phase involves the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between Kinross accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Accounting Policy Committee, completion of an IT systems impact analysis and the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel.

  •
  Implementation phase: This phase involves the implementation of the necessary changes to our information systems and business processes as identified through the assessment and design phases of the changeover plan. Significant implementation phase milestones will include the development of IFRS-compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

During the fourth quarter of 2009, the Company, with the assistance of its third party advisor, significantly progressed the design phase of its changeover plan. During this period, specific project milestones achieved include: the selection of a systems strategy and designing of an implementation plan to facilitate dual Canadian GAAP and IFRS reporting during 2010, significant progression in the identification of required changes to internal controls over financial reporting, significant progression in the preparation of draft mock-up financial statements and notes under IFRS, and the roll out of our IFRS resource plan including recruiting for additional resources. We expect to complete the final stages of the design phase of our changeover plan early in 2010. Updates regarding the progress of the IFRS changeover project are provided to the Company's Audit Committee on a quarterly basis.

The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements. These areas do not represent a complete list of expected changes. As we progress further into the

KINROSS Annual Report 2009    63

implementation phase, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts described below may be subject to change. We will continue to disclose additional impacts on our financial reporting, including expected quantitative impacts, systems and processes and other areas of our business in future MD&As as they are determined.

  First time adoption

The Company's adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following paragraphs outline the significant optional IFRS 1 exemptions the Company expects to apply in its first IFRS financial statements.

  Business combinations

IFRS 1 permits companies to apply IFRS 3 Business Combinations ("IFRS 3") prospectively to business combinations occurring on or after the transition date, being January 1, 2010 for the Company. As a result of applying this election, the Company will be required to restate any business combinations effected during the 2010 year which were originally reported under Canadian GAAP, for comparative reporting in 2011. The alternative, retrospective application of IFRS 3, would require the restatement of all business combinations occurring prior to the date of transition to IFRS in addition to those occurring on or after January 1, 2010. We expect to elect the business combinations exemption and adopt IFRS 3 prospectively beginning on January 1, 2010.

The election of this exemption, however, does not preclude the Company from assessing its assets that were acquired and liabilities assumed through business combinations occurring prior to the Company's transition date to comply with IFRS requirements in establishing the Company's opening balance sheet at January 1, 2010.

  Borrowing costs

IFRS 1 permits entities to apply IAS 23 Borrowing Costs ("IAS 23") prospectively from the transition date. The alternative to this election would be to retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements in addition to capitalizing borrowing costs in accordance with IFRS prospectively from the Company's transition date of January 1, 2010. We expect to elect the borrowing costs exemption, and apply IAS 23 prospectively from January 1, 2010. In effecting this election, we will reverse the carrying value of previously capitalized borrowing costs as determined under the Company's previous Canadian GAAP accounting policy for such costs on January 1, 2010 with an adjustment to the Company's opening retained earnings.

  Other elective exemptions

The Company also expects to elect the exemption allowing the elimination of cumulative translation differences on transition. Other available exemptions continue to be evaluated, including the exemption related to decommissioning liabilities (asset retirement obligations).

  Ongoing accounting policies

  Business combinations

There are several differences between currently effective Canadian GAAP, CICA 1581 Business Combinations, and IFRS 3. The differences that are expected to impact the Company significantly are:

  •
  Valuation of equity securities issued by an acquirer in a business combination – the Company currently values such securities by reference to their market price around the date the terms of the acquisition are agreed to and announced. Under IFRS, the valuation of equity securities issued by an acquirer in a business combination must be valued by reference to their market price on the closing date.

KINROSS Annual Report    64

  •
  Transaction costs – the Company currently capitalizes direct, incremental acquisition related costs in the cost of the acquisition. Under IFRS, acquisition related costs paid to third parties are excluded from the capitalized cost of acquisition, and expensed by the acquirer.

  •
  Restructuring costs – the Company currently recognizes provisions for restructuring associated with the acquiree's operations as assumed liabilities at the date of acquisition in a business combination if certain conditions are met. Under IFRS, only those restructuring costs meeting the criteria for recognition by the acquiree can be recorded as a liability assumed at the date of acquisition in a business combination.

  Goodwill

Under Canadian GAAP, the Company currently recognizes exploration potential acquired in a business combination (referred to as "Expected Additional Value" or "EAV") within goodwill. IFRS requires that exploration potential be classified separately from goodwill. As a result of the use of the optional exemption related to business combinations, we expect exploration potential currently recognized within goodwill to remain as goodwill on the date of transition, subject to any impairment charges as determined in accordance with IFRS, and we intend to recognize exploration potential acquired in business combinations effected on or after January 1, 2010 within property, plant and equipment.

As the Company's goodwill balance will not include exploration potential acquired in business combinations on or after January 1, 2010 under IFRS, the goodwill impairment model is expected to change on transition.

  Impairment of property, plant and equipment

Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Under IFRS, IAS 36 Impairment of Assets ("IAS 36") requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than carrying amount. The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount. The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed. Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

  Warrants

Under Canadian GAAP, the Company accounts for its Canadian dollar denominated warrants, primarily related to the Bema and Aurelian acquisitions, as equity instruments. IFRS requires that warrants denominated in a currency other than the functional currency of the issuer be classified as liabilities unless they are issued pro rata to all existing shareholders, in which case they would be classified as equity. As such, upon adoption of IFRS, our outstanding Canadian dollar denominated warrants will be reclassified as liabilities and will be recognized at fair value, with changes in value being recorded in the statement of operations.

  Other accounting policies

The Company continues to evaluate the impact of IFRS adoption on other areas, such as the accounting for income taxes and decommissioning liabilities (asset retirement obligations), which may result in significant differences from current Canadian GAAP accounting policies.

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  IFRS recent pronouncements

  Joint Arrangements

The International Accounting Standards Board ("IASB") has issued Exposure Draft 9 Joint Arrangements ("ED 9") which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting. ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting. ED 9 is expected to result in the issue of a final IFRS standard in 2010, which the Company will be required to adopt during a period subsequent to its transition to IFRS. The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

  10. Critical Accounting Policies and Estimates

Kinross' accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the Company's consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

  •
  Purchase price allocation;

  •
  Goodwill and Goodwill Impairment;

  •
  Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets;

  •
  Long-term investments;

  •
  Depreciation, depletion and amortization;

  •
  Inventories;

  •
  Reclamation and remediation obligations; and

  •
  Income and mining taxes

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in the MD&A.

  Purchase Price Allocation

Business acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

KINROSS Annual Report    66

  Goodwill and Goodwill Impairment

The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired, is goodwill. Goodwill is allocated to the reporting units acquired based on management's estimates of the fair value of each reporting unit as compared with the fair value of the assets and liabilities of the reporting unit. Under the Company's goodwill policy, goodwill is attributed to the following factors:

  •
  Expected additional value ("EAV") from identified exploration targets at the reporting unit is calculated based on management's estimates of the ounces at such targets, based on the specific geological attributes of the mineral property and based on prices in market transactions involving properties with similar exploration targets;

  •
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties in the future. This optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price; and

  •
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

At the date of acquisition, the fair value of a reporting unit is comprised of the following:

  •
  Discounted nominal cash flows of reserves and resources, which includes estimates for capital expenditures.

  •
  Fair value of exploration properties based on market comparable data.

  •
  Goodwill.

The value associated with EAV is assigned to reporting units at the date of acquisition. Residual goodwill represented by optionality and going-concern value as described above, is also assigned to reporting units at the date of acquisition. However, the Company assigns residual goodwill to reporting units using a relative fair value methodology.

Discounted nominal cash flows are estimated based on the Company's life-of-mine plans and include the following estimates and assumptions:

  •
  estimated future recoverable mine production based on Proven and Probable Reserves, Measured, Indicated and Inferred Resources, metal grades and recovery rates;

  •
  metal prices, foreign exchange, inflation, tax rates and operating and abandonment costs, and

  •
  Capital expenditures, which are all based on life-of-mine plans representing the budgets and long-term business plans for each reporting unit.

The fair value arrived at as described above is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment" as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The use of estimates and assumptions is subjective and therefore it is possible that actual future cash flows may differ significantly from projected future results prepared using numerous estimates and assumptions. Each of the estimates and assumptions noted above are subject to significant risks and uncertainties.

The Company evaluates the carrying amount of goodwill allocated to reporting units on an annual basis and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit may have been impaired. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

At impairment testing dates, the fair value of the reporting unit is estimated based on a computation of the reporting unit's discounted cash flows which requires assumptions similar to those used at the acquisition dates, together with the fair value of exploration properties based on market comparable data and the expected additional value based on the expected ability to find additional ore.

KINROSS Annual Report 2009    67

However, in applying the Company's accounting policy at impairment testing dates, no value is computed or attributed for the optionality and the going concern value, which are contributors to goodwill at the time that the reporting units were acquired. Under the Company's accounting policy these amounts are considered to exist at the corporate level and cannot be attributed to individual reporting units or individual mines. By not attributing any value to the optionality and going-concern value at the individual mines, an impairment of acquired goodwill, with all other assumptions including gold price and reserves remaining constant, is likely to occur at the time of the first impairment test after acquisition. Positive changes in valuation inputs such as the gold price and reserves in the period prior to the impairment test could moderate or eliminate any impairment.

The timing and extent of future goodwill impairment charges, beyond the first impairment test after an acquisition, is dependant on a number of factors and assumptions that impact the fair value of the reporting unit as previously discussed, such as gold prices. Furthermore, since mines have a finite life and the Company tests them for impairment at the reporting unit level, the extent to which reserves and resources are depleted and not replaced and the extent to which expected additional value is not converted to reserves or resources, a goodwill impairment charge may be recorded. If there are no goodwill impairment charges during the mine life, it is expected that the carrying value of goodwill would be written off at the end of the mine life.

The application of the Company's goodwill policy resulted in a substantial goodwill impairment in 2003 relating to an acquisition made by the Company for which goodwill was recorded. In 2008, the application of this policy resulted in an impairment charge of $994.1 million, related to reporting units acquired through the acquisition of Bema Gold Corporation.

At December 31, 2009, key estimates include estimates and assumptions for Reserves and Resources, the gold and silver price and discount rates. The Company used the Reserves and Resources for each reporting unit as disclosed in the "Mineral Reserve and Resource Statement" at December 31, 2009, a long-term gold price of $891 per ounce of gold, a long-term silver price of $14.25 per ounce, an 8.5% discount rate applied to Proven and Probable Reserves and Measured and Indicated Resources and an 11.5% discount rate applied to Inferred Resources.

While the Company believes that the approach used to calculate estimated fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable mineral reserves, as well as the gold price and other assumptions discussed previously, may change significantly from current expectations. For 2009, a reduction in the forecasted gold price used to test impairment of 10% would not have resulted in any impairment charge.

  Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets

Kinross reviews and evaluates the carrying value of its operating mines and development properties for impairment whenever events or circumstances indicate that the carrying amounts of these assets might not be recoverable. When the carrying amount exceeds the undiscounted cash flow, an impairment loss is measured and recorded. Future cash flows are based on estimated recoverable production as determined from Proven and Probable Reserves and Measured, Indicated and Inferred Resources. Assumptions underlying the cash flow estimates include, but are not limited to, forecasted prices for gold and silver, production levels, and operating, capital and reclamation costs. The fair values of exploration-stage properties are estimated based primarily on recent transactions involving similar properties adjusted for any infrastructure that may already be in place. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Therefore, it is possible that changes in estimates with respect to the Company's mine plans could occur which may affect the expected recoverability of Kinross' investments in the carrying value of the assets. The components of the asset impairment charges are discussed in "Impairment of Goodwill and Property, Plant and Equipment" under the "Consolidated Financial Results" section.

Included in the carrying value of property, plant and equipment and mineral properties is Value beyond Proven and Probable Reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and the Emerging

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Issues Committee abstract "EIC – 152 – Mining assets – Impairment and Business Combinations" and has been interpreted differently by different mining companies. The Company's adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

  Long-term Investments

Long-term investments in equity securities are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

  Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable mineral reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on Proven and Probable Reserves.

Costs to develop new properties, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves, are capitalized. All such costs are depleted using the UOP method based on recoverable ounces to be mined from proven and probable mineral reserves.

Major costs incurred after the commencement of production that represent betterment to the property are capitalized and depleted using the UOP method based on recoverable ounces to be mined from estimated proven and probable mineral reserves from the reserves exposed as a result of these activities.

The calculation of the UOP rate, and therefore the annual depreciation, depletion, and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of proven and probable mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of proven and probable mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

  Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). Average cost is determined by using a trailing average of cost of production for a period of no longer than three months. NRV is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Ore on leach pads is ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable

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depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involves the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

  Reclamation and Remediation Obligations

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element or accretion reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

Future remediation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2009, the undiscounted future cost of reclamation and remediation obligations before inflation was estimated to be $461.6 million. The net present value of estimated future cash outflows for reclamation and remediation obligations was $269.8 million and $246.8 million at December 31, 2009 and 2008, respectively.

  Income and Mining Taxes

The Company recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion that it believes will, more likely than not, fail to be realized (see Note 16 to the consolidated financial statements). Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes as discussed under the section "Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets". To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

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  Recent Accounting Pronouncements

  Business combinations, Consolidated financial statements and Non-controlling interest

In 2008, the CICA issued Handbook Section 1582, "Business Combinations" ("Section 1582"), which is effective for business combinations with an acquisition date on or after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA Handbook Section 1601 "Consolidated Financial Statements" and 1602 "Non-controlling interests". These sections will require that non-controlling interest be presented as part of shareholders' equity on the balance sheet and the controlling parent to present 100 percent of the subsidiary's results in the statement of operations with an allocation between controlling and non-controlling interest. The standards are effective as of January 1, 2011, with early adoption permitted.

For new accounting pronouncements adopted see Note 3 to the consolidated financial statements.

  11. Risk Analysis

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's most recently filed Annual Information Form, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

  Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewellery demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross' mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross' control.

  Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into

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producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

  Environmental Risks

Kinross' mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil, Ecuador and Chile are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood

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and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

  Reserve Estimates

The reserve and resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and Probable Reserves at Kinross' mines and development projects were estimated as of December 31, 2009, based upon a gold price of $800 per ounce of gold. Prior to 2002, gold prices were significantly below these levels.

Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' reserves. Should such reductions occur, material write-downs of Kinross' investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

  Production and Cost Estimates

Kinross prepares estimates of future production, operating costs and capital costs for its operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross' future cash flows, forward sales program, profitability, results of operations and financial condition.

Kinross' actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

  Political, Economic and Legislative Risk

Kinross has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Ecuador and the Russian Federation and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign

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exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies respecting foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time. Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest.

Kinross is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of ruble revenues into foreign currency. However, the market in the Russian Federation for the conversion of rubles into foreign currencies is limited. Further, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

  Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavours to be in compliance with these regulations at all times.

  Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company's ability to develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company's ability to develop or operate its mining properties.

  Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

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  Joint Ventures

Certain of the operations in which Kinross has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

  Interest Rate Fluctuations

Fluctuations in interest rates can affect Kinross' results of operations and cash flow. The Company's credit facilities are subject to variable interest rates.

  Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2010, sensitivity to a 10% change in the gold price is estimated to have a $194.9 million on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2010, sensitivity to a 10% change in the silver price is estimated to have a $11.2 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

  Hedging Risks

Kinross' net earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired on a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2009, Kinross had gold and silver forward sales contracts, gold spot deferred forward sales contracts and gold written call options outstanding acquired with the acquisition of Bema. Included in the portfolio are gold and silver hedge contracts required as part of the Kupol financing requirements. Kinross does not include these financial instruments in testing for impairment of operating mines, mineral rights, and development properties.

  Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which Kinross will realize from its operations since gold is sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, and Russian rubles. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross' cash and cash equivalent balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. Currency hedging involves risks and may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Kinross' financial position. While the Chilean peso, Brazilian real and Russian ruble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.

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  Credit, Counterparty and Liquidity Risk

The Company is subject to counterparty risk and may be impacted, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating and the Company monitors the financial condition of each counterparty.

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating.

As at December 31, 2009, the Company's gross credit exposure was $79.0 million and at December 31, 2008, the gross credit exposure was $70.2 million.

To manage liquidity risk, the Company maintains cash positions and has financing in place, that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

  Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment to conduct its mining operations and development projects. The shortage of such commodities, equipment and parts or a significant increase of their cost could have a material adverse effect on the Company's ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available, especially at the Company's operations in Chile. Market prices of commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond Kinross' control. An increase in the cost, or decrease in the availability, of input commodities, equipment or parts may affect the timely conduct and cost of Kinross' operations and development projects. If the costs of certain commodities consumed or otherwise used in connection with Kinross' operations and development projects were to increase significantly, and remain at such levels for a substantial period, Kinross may determine that it is not economically feasible to continue commercial production at some or all of Kinross' operations or the development of some or all of Kinross' current projects, which could have an adverse impact on Kinross' financial performance and results of operations.

  Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company has conducted investigations in connection with recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions prove to be inaccurate. Such liabilities could have an adverse impact on the Company's business, financial condition, results of operations or cash flows.

  Current Global Financial Condition

Recent global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. The fallout from the current global financial crisis has resulted in the following conditions, which may have an impact on the operations and cash flows of the Company:

  •
  Volatility in commodity prices and foreign exchange rates,

  •
  Tightening of credit markets,

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  •
  Increased counterparty risk, and

  •
  Volatility in the prices of publicly traded entities.

Although the tightening of credit markets has restricted the ability of certain companies to access capital, to date this has not had an impact on the Company's liquidity. The Company has raised approximately $396 million in net proceeds from a public common share offering. Additionally, the Company recently re-negotiated its credit facilities and has additional availability under its revolving credit facility of $325.6 million. However, continued tightening of credit markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date with respect to the counterparties it transacts with. The counterparties continue to be highly rated and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may have an impact on the value of publicly listed companies in Kinross' equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

  Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Management's Discussion and Analysis, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Management's Discussion and Analysis. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation and permitting of mining operations and development properties, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "targets", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this Management's Discussion and Analysis, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of new tailings facilities) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related regulations and policies being consistent with Kinross' current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company's current

KINROSS Annual Report 2009    77

expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts meeting expectations; (12) the accuracy of our current mineral reserve and mineral resource estimates; and (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which the Company conducts business or may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company's ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this Management's Discussion and Analysis are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

  Key Sensitivities

Approximately 50%-60% of the Company's costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $10 impact in cost of sales per ounce (5).

(5)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

KINROSS Annual Report    78

  Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this Management's Discussion and Analysis, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's material mineral properties contained in this Management's Discussion and Analysis has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS Annual Report 2009    79

  MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ TYE W. BURT	/s/ THOMAS M. BOEHLERT
Tye W. Burt	Thomas M. Boehlert
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Toronto, Canada
February 17, 2010

KINROSS Annual Report    80

  REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

  To the Shareholders of Kinross Gold Corporation

We have audited the consolidated balance sheets of Kinross Gold Corporation ("the Company") as at December 31, 2009 and December 31, 2008 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 17, 2010

KINROSS Annual Report 2009    81

  CONSOLIDATED BALANCE SHEETS
  As at December 31,

(expressed in millions of United States dollars, except share amounts)		2009	2008

Assets
Current assets
Cash, cash equivalents and short-term investments	Note 5	$632.4	$525.1
Restricted cash		24.3	12.4
Accounts receivable and other assets	Note 5	135.5	126.5
Inventories	Note 5	554.4	437.1
Unrealized fair value of derivative assets	Note 8	44.3	23.8

		1,390.9	1,124.9
Property, plant and equipment	Note 5	4,989.9	4,748.0
Goodwill	Note 5	1,179.9	1,181.9
Long-term investments	Note 5	292.2	185.9
Future income and mining taxes	Note 15	–	33.9
Unrealized fair value of derivative assets	Note 8	1.9	8.7
Deferred charges and other long-term assets	Note 5	158.4	104.2

		$8,013.2	$7,387.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$312.9	$246.3
Current portion of long-term debt	Note 9	177.0	167.1
Current portion of reclamation and remediation obligations	Note 10	17.1	10.0
Current portion of unrealized fair value of derivative liabilities	Note 8	131.0	128.1

		638.0	551.5
Long-term debt	Note 9	515.2	783.8
Other long-term liabilities	Note 5	543.0	586.6
Future income and mining taxes	Note 15	624.6	622.3

		2,320.8	2,544.2

Non-controlling interest		132.9	56.3

Convertible preferred shares of subsidiary company		–	10.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 12	6,448.1	5,873.0
Contributed surplus		169.6	168.5
Accumulated deficit		(838.1)	(1,100.2)
Accumulated other comprehensive loss	Note 6	(220.1)	(164.4)

		5,559.5	4,776.9

Contingencies	Note 19
Subsequent events	Notes 8, 12, 20

		$8,013.2	$7,387.5

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		696,027,270	659,438,293

Signed on behalf of the Board:

John A. Brough Director	John M.H. Huxley Director

The accompanying notes are an integral part of these consolidated financial statements

KINROSS Annual Report    82

  CONSOLIDATED STATEMENTS OF OPERATIONS
  For the years ended December 31,

(expressed in millions of United States dollars, except per share and share amounts)		2009	2008	2007

Revenue
Metal sales		$2,412.1	$1,617.0	$1,093.0
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		1,047.1	768.8	580.3
Accretion and reclamation expense		19.3	24.7	10.9
Depreciation, depletion and amortization		447.3	273.8	129.3

		898.4	549.7	372.5
Other operating costs		62.3	7.4	28.7
Exploration and business development		72.5	59.0	47.3
General and administrative		117.7	100.8	69.6
Impairment charges: goodwill	Note 5	–	994.1	–

Operating earnings (loss)		645.9	(611.6)	226.9
Other income (expense) – net	Note 5	(74.3)	(42.7)	189.6

Earnings (loss) before taxes and other items		571.6	(654.3)	416.5
Income and mining taxes expense – net	Note 15	(150.8)	(101.1)	(73.8)
Equity in losses of associated companies		(8.6)	(8.7)	(11.1)
Non-controlling interest		(102.3)	(42.3)	3.2
Dividends on convertible preferred shares of subsidiary		–	(0.8)	(0.8)

Net earnings (loss)		$309.9	$(807.2)	$334.0

Earnings (loss) per share
Basic		$0.45	$(1.28)	$0.60
Diluted		$0.44	$(1.28)	$0.59
Weighted average number of common shares outstanding (millions)	Note 14
Basic		691.5	628.6	557.4
Diluted		696.5	628.6	566.1

The accompanying notes are an integral part of these consolidated financial statements

KINROSS Annual Report 2009    83

  CONSOLIDATED STATEMENTS OF CASH FLOWS
  For the years ended December 31,

(expressed in millions of United States dollars)		2009	2008	2007

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)		$309.9	$(807.2)	$334.0
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization		447.3	273.8	129.3
Accretion and reclamation expenses	Note 10	19.3	24.7	10.9
Accretion of convertible debt and deferred financing costs		17.1	15.4	–
Impairment charges:
Goodwill		–	994.1	–
Investments and other assets		–	83.9	1.3
Gain on disposal of assets and investments – net	Note 4 and 5 (xii)	(16.2)	(30.2)	(184.6)
Equity in losses of associated companies	Note 5 (xiii)	8.6	8.7	11.1
Non-hedge derivative gains – net		(2.9)	(41.6)	(30.2)
Future income and mining taxes	Note 15	(27.9)	27.9	26.4
Non-controlling interest		102.3	42.3	(3.2)
Stock-based compensation expense	Note 13	29.0	21.6	13.0
Foreign exchange (gains) losses and Other		50.7	21.2	5.5
Brazilian tax settlement	Note 19	(71.0)	–	–
Changes in operating assets and liabilities:
Accounts receivable and other assets		(14.9)	(33.7)	(6.5)
Inventories		(115.1)	(145.4)	(10.6)
Accounts payable and other liabilities		49.4	(11.9)	44.8

Cash flow provided from operating activities		785.6	443.6	341.2

Investing:
Additions to property, plant and equipment		(481.2)	(714.7)	(601.1)
Asset purchases – net of cash acquired	Note 4	(41.7)	21.2	2.4
Proceeds from the sale of long-term investments and other assets		6.7	37.3	61.8
Additions to long-term investments and other assets		(178.1)	(168.9)	(28.9)
Proceeds from the sale of property, plant and equipment		0.9	–	232.9
Additions to short-term investments		(0.5)	(24.6)	(9.9)
Increase (Decrease) in restricted cash		(11.9)	(10.0)	6.4
Other		(45.7)	3.5	0.4

Cash flow used in investing activities		(751.5)	(856.2)	(336.0)

Financing:
Issuance of common shares	Note 12	396.4	–	–
Issuance of common shares on exercise of options and warrants		25.1	31.7	216.2
Proceeds from issuance of debt		77.7	123.2	287.7
Proceeds from issuance of convertible debentures		–	449.9	–
Debt issuance costs		–	(1.6)	–
Repayment of debt		(325.9)	(123.5)	(88.4)
Dividends paid to common shareholders		(62.4)	(51.5)	(5.6)
Dividends paid to non-controlling shareholder		(25.8)	–	–
Settlement of derivative instruments		(19.4)	(23.2)	(30.5)
Other		(2.4)	(29.3)	–

Cash flow provided from financing activities		63.3	375.7	379.4

Effect of exchange rate changes on cash		9.4	(23.8)	12.6

Increase (decrease) in cash and cash equivalents		106.8	(60.7)	397.2
Cash and cash equivalents, beginning of year		490.6	551.3	154.1

Cash and cash equivalents, end of year		$597.4	$490.6	$551.3

Short-term investments		$35.0	$34.5	$9.9

Cash, cash equivalents and short-term investments		$632.4	$525.1	$561.2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS Annual Report    84

  CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
  For the year ended December 31,

(expressed in millions of United States dollars)		2009	2008	2007

Common share capital and common share purchase warrants
Balance beginning of year		$5,873.0	$5,123.6	$2,001.7
Shares issued on equity offering		396.4	–	–
Shares issued on acquisition of Lobo Marte		102.9	–	–
Shares issued on acquisition of Bema		–	–	2,642.1
Shares issued on acquisition of Aurelian		–	639.7	–
Warrants issued on acquisition of Bema		–	–	141.9
Warrants issued on acquisition of Aurelian		–	56.0	–
Equity portion of convertible notes acquired on acquisition of Bema		–	–	23.7
Shares issued (cancelled) on acquisition of Crown		–	–	(0.4)
Common shares issued for employee share purchase plan		4.4	3.4	2.7
Transfer from contributed surplus of expired warrants		–	–	(0.3)
Transfer from contributed surplus of exercise of options and restricted shares		24.2	18.6	38.1
Options and warrants exercised, including cash		47.2	31.7	216.2
Conversion of convertible notes		–	–	57.9
Conversion of redeemable retractable preferred shares		–	–	–

Balance at the end of the year		$6,448.1	$5,873.0	$5,123.6

Contributed surplus
Balance beginning of year		$168.5	$65.4	$54.6
Equity portion of convertible notes		–	76.6	–
Stock-based compensation		25.3	19.2	10.3
Bema options exercised		(0.1)	–	37.9
Aurelian options exercised		(7.6)	25.9	–
Transfer of fair value of expired warrants and options		–	–	0.3
Transfer of fair value of exercised options and restricted shares		(16.5)	(18.6)	(38.1)
Transfer from common share capital of fair value of cancelled shares		–	–	0.4

Balance at the end of the year		$169.6	$168.5	$65.4

Accumulated deficit
Balance beginning of year		$(1,100.2)	$(253.1)	$(587.1)
Adoption of new accounting policy	Note 3	14.6	11.0	–
Dividends Paid		(62.4)	(50.9)	–
Net earnings		309.9	(807.2)	334.0

Balance at the end of the year		$(838.1)	$(1,100.2)	$(253.1)

Accumulated other comprehensive income (loss)
Balance beginning of year		$(164.4)	$(98.1)	$(1.2)
Adoption of new accounting policy	Note 3	1.6	–	–
Unrealized gains on long-term investments, net of tax		–	–	19.9

Adjusted balance, beginning of year		$(162.8)	$(98.1)	$18.7
Other comprehensive loss		(57.3)	(66.3)	(116.8)

Balance at the end of the year		$(220.1)	$(164.4)	$(98.1)

Total accumulated deficit and accumulated other comprehensive income (loss)		$(1,058.2)	$(1,264.6)	$(351.2)

Total common shareholders' equity		$5,559.5	$4,776.9	$4,837.8

The accompanying notes are an integral part of these consolidated financial statements

KINROSS Annual Report 2009    85

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
  For the years ended December 31,

(expressed in millions of United States dollars)		2009	2008	2007

Net earnings (loss)		$309.9	$(807.2)	$334.0

Other comprehensive income (loss), net of tax:	Note 6
Change in fair value of investments (a)		42.2	(72.0)	20.0
Reclassification to earnings for impairment charges		–	47.0	–
Accumulated OCI related to investments sold (b)		3.2	–	(15.3)
Change in fair value of derivative financial instruments designated as cash low hedges (c)		(135.5)	(80.3)	(107.3)
Accumulated OCI related to derivatives settled (d)		32.8	39.0	(14.2)

		(57.3)	(66.3)	(116.8)

Total comprehensive income (loss)		$252.6	$(873.5)	$217.2

(a)
Net of tax of $4.0 million (2008 – ($2.1), 2007 – $2.1)

(b)
Net of tax of $nil (2008 – $nil, 2007 – $nil)

(c)
Net of tax of $20.0 million (2008 – $13.2, 2007 – $4.1)

(d)
Net of tax of $8.5 million (2008 – $3.1, 2007 – $1.7)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS Annual Report    86

  NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  For the years ended December 31, 2009, 2008 and 2007

  (in millions of United States dollars)

  1. Description of business and nature of operations

Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Ecuador, and Chile. There were also gold production and exploration activities in Canada, up until December 21, 2007 when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold to Goldcorp in an asset swap transaction. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

Subsequent events and transactions for potential recognition or disclosure in the financial statements have been evaluated through February 17, 2010, the date that the financial statements were issued.

Certain comparative figures for 2008 and 2007 have been reclassified to conform to the 2009 financial statement presentation.

  2. Summary of significant accounting policies

The consolidated financial statements of Kinross have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") using the following significant accounting policies, and are expressed in United States dollars.

KINROSS Annual Report 2009    87

  Accounting policies

  i.  Basis of presentation and principles of consolidation

  The consolidated financial statements include the accounts of the Company and all its subsidiaries and investments. The Company's significant mining properties are listed below:

		As at December 31,
	Location	2009	2008	2007

Through majority owned subsidiaries (Consolidated)
Fort Knox	USA	100%	100%	100%
Paracatu	Brazil	100%	100%	100%
Maricunga (a)	Chile	100%	100%	100%
La Coipa (b)	Chile	100%	100%	100%
Kettle River	USA	100%	100%	100%
Julietta (c)	Russian Federation	–	–	90%
Kupol (c)	Russian Federation	75%	75%	75%
Lobo-Marte (d)	Chile	100%	40%	–
Fruta del Norte	Ecuador	100%	–	–

As interests in unincorporated joint ventures (Proportionately consolidated)
Round Mountain	USA	50%	50%	50%
Porcupine (b)	Canada	–	–	–
Musselwhite (b)	Canada	–	–	–

As interests in incorporated joint ventures (Proportionately consolidated)
Cerro Casale (e)(f)	Chile	50%	49%	49%
Crixás	Brazil	50%	50%	50%

  (a)
  On February 27, 2007, the additional 50% interest was acquired as a result of the Bema Gold Corporation ("Bema") acquisition.

  (b)
  On December 21, 2007, the additional 50% interest in La Coipa was acquired and Kinross' interest in the PJV and Musselwhite was sold as a result of the asset swap with Goldcorp Inc. ("Goldcorp").

  (c)
  Interests in Julietta and Kupol were acquired with the acquisition of Bema on February 27, 2007. Julietta was sold on August 16, 2008.

  (d)
  A 40% interest in Lobo-Marte was acquired on December 16, 2008. The remaining 60% interest was acquired on January 7, 2009.

  (e)
  A 49% interest in Cerro Casale was acquired with the acquisition of Bema on February 27, 2007. An additional 1% interest was acquired during 2009.

  (f)
  Subsequent to year-end (see note 20), Cerro Casale will be accounted for using the equity method.

  ii.  Use of estimates

  The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and

KINROSS Annual Report    88

  the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial instruments, goodwill, long-term investments, reclamation and remediation obligations, and the provision for income and mining taxes.

  iii.  Functional and reporting currency

  The functional currency of the Company and its subsidiaries is the United States dollar. The Company and its subsidiaries and joint ventures operate in the United States, the Russian Federation, Brazil, Ecuador and Chile.

  Monetary assets and liabilities of the Company's operations denominated in currencies other than the United States dollar are translated into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at average exchange rates throughout the reporting period, with the exception of depreciation, depletion and amortization and the expense related to equity settled stock-based compensation which are translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in earnings.

  The cumulative translation adjustments included in Accumulated other comprehensive income ("AOCI") relate to unrealized translation gains and losses on the Company's net investment in self-sustaining operations, including equity-accounted investees that are translated using the current rate method. The exchange gains and losses will become realized in earnings upon the substantial disposition, liquidation or closure of the investment that gave rise to such amounts.

  iv.  Cash and cash equivalents

  Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

  v.  Short-term investments

  Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

  vi.  Long-term investments including Working Interests, Impairment of Investments and Other Assets

  Long-term investments in equity securities consist of investments that are accounted for using the equity method and investments that are designated as available-for-sale. If the Company can exert significant influence over an investee company, the investment in the investee company is accounted for using the equity method. Available for sale investments are measured at fair value with changes in fair value recorded in Other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

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  Earnings from Working Interests are accounted for based on Kinross' pro-rata share of earnings in the underlying entity. The cost of the Working Interest plus any funding contributions made, less any cash distributions received in excess of Kinross' share of post acquisition earnings are amortized on a units of production basis corresponding to the Proven and Probable Reserves of the underlying entity Kinross has invested in. Changes in the investment in Working Interests include changes as a result of Kinross' pro-rata share of net income or loss and are accounted for in the statement of operations as earnings from Working Interests within Other Income. Cash received from the Working Interest is accounted for as a reduction, while funding contributions into the Working Interest are accounted for as an increase in the carrying value of the working interest on the balance sheet.

  vii.  Inventories

  Inventories consist of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value ("NRV"). NRV is calculated as the difference between the estimated future gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

  Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

  In-process inventories represent materials that are in the process of being converted to a saleable product.

  The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

  Finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the previous three month average production cost and NRV whereby the average does not exceed three month production costs. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

  In-process and finished metal inventories are measured by taking a trailing average cost of production for a period of no longer than the previous three months.

  Materials and supplies are valued at the lower of average cost and NRV.

  Write-downs of inventory resulting from NRV or net replacement impairments are reported in current period costs. The Company reverses write-downs in the event that there is a subsequent increase in NRV.

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  In 2007, prior to the adoption of CICA Handbook Section 3031 (see note 3 for additional details), the Company valued materials and supplies at the lower of cost and replacement cost. In addition, the Company did not reverse write-downs in the event of subsequent increases in NRV of inventory previously written down.

  viii.  Property, plant and equipment and Impairment of property, plant and equipment

  New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for mobile and other equipment range from 2 to 25 years, but do not exceed the related estimated mine life based on Proven and Probable Reserves. Plant and other facilities, used in carrying out the mine operating plan, are depreciated using the units-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated Proven and Probable Reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated over the remaining useful life of the related asset.

  Exploration costs are incurred in gathering the information necessary to determine whether a particular property can become a commercially viable operating mine and include to determine whether a property adjacent to a property with Proven and Probable Reserves has Proven and Probable Reserves, whether Inferred Resources can be classified as Measured and Indicated Resources, or whether Measured and Indicated Resources can be converted to Proven and Probable Reserves. These costs are expensed as incurred. When it has been determined than an exploration property can be economically developed as a result of establishing Proven and Probable Reserves, costs incurred prospectively to develop the property and place it into commercial production are classified as development costs and capitalized as they are incurred until the asset is ready for its intended use.

  Costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves contained in the pit expansion.

  Production stage mineral interests are depleted over the life of mine using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves.

  Costs to acquire mineral properties are capitalized and represent the property's fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

  Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

  The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the Proven and Probable Reserves at least on an annual basis and adjusts the UOP calculation upon which depletion is based, to correspond with the reserves as necessary. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

  Kinross reviews and evaluates the carrying value of its operating mines, development and exploration properties for impairment whenever events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.

  Whenever the total estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Future cash flows are

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  based on estimated future recoverable mine production, sales prices, production levels and costs, capital requirements and reclamation and remediation obligations, which are all based on detailed engineering life of mine plans. Future recoverable mine production is determined from Proven and Probable Reserves and Measured, Indicated and Inferred Mineral Resources, net of losses during ore processing and treatment. Cash flow estimates of recoverable production are risk-adjusted to reflect relative geological uncertainty, with Proven and Probable Reserves and Measured and Indicated Resources assigned a lower discount rate and Inferred Resources assigned a higher discount rate. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

  Exploration properties are assessed for impairment by comparing the carrying value against the fair value. Fair value may be determined based on values of recent transactions involving sales of similar properties or through a discounted cash flow analysis based on a life-of-mine plan.

  ix.  Goodwill and goodwill impairment

  Business acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill. Goodwill is assigned to the reporting units and is not amortized.

  Included in the fair value of property, plant and equipment and mineral properties is Value beyond Proven and Probable Reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and the Emerging Issues Committee abstract "EIC – 152 – Mining assets – Impairment and Business Combinations" and has been interpreted differently by different mining companies. Kinross' acquisition adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources. In addition, as part of a business acquisition, the Company may acquire land with mineral rights ("exploration properties"), which is the area adjacent and contiguous to existing mines or properties containing reserves, resources or without any identified exploration targets. The exploration properties are valued based on prices paid for similar types of properties in market transactions.

  Goodwill is attributed to the following factors:

  •
  Expected additional value ("EAV") from identified exploration targets at the reporting unit is calculated based on management's estimates of the ounces at such targets, based on the specific geological attributes of the mineral property and based on prices in market transactions involving properties with similar exploration targets;

  •
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties in the future. This optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price; and

  •
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

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  The value associated with EAV is assigned to reporting units at the date of acquisition. Residual goodwill represented by optionality and going-concern value as described above, is also assigned to reporting units at the date of acquisition. However, the Company assigns residual goodwill to reporting units using a relative fair value methodology.

  The Company evaluates the carrying amount of goodwill allocated to reporting units on an annual basis and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit may have been impaired. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

  In testing goodwill for impairment, the Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. Fair value of the reporting unit for the purposes of impairment testing, is comprised of the following:

  •
  Discounted nominal cash flows of reserves and resources, which includes estimates for capital expenditures.

  •
  Fair value of exploration properties based on market comparable data.

  •
  EAV at the impairment testing date.

  Discounted nominal cash flows are estimated based on the Company's life-of-mine plans and include the following estimates and assumptions:

  •
  estimated future recoverable mine production based on Proven and Probable Reserves, Measured, Indicated and Inferred Resources, metal grades and processing and recovery rates;

  •
  metal prices, foreign exchange, inflation, tax rates and operating and abandonment costs, and

  •
  Capital expenditures, which are all based on life-of-mine plans representing the budgets and long-term business plans for each reporting unit.

  The fair value arrived at as described above, is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment" as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

  The use of estimates and assumptions is subjective and therefore it is possible that actual future cash flows may differ significantly from projected future results prepared using numerous estimates and assumptions. Each of the estimates and assumptions noted above are subject to significant risks and uncertainties.

  In applying the Company's accounting policy at impairment testing dates, no value is computed or attributed for the optionality and the going concern value, which are contributors to goodwill at the time that the reporting units were acquired. Under the Company's accounting policy these amounts are considered to exist at the corporate level and cannot be attributed to individual reporting units or individual mines. By not attributing any value to the optionality and going-concern value at the individual mines an impairment of acquired goodwill, with all other assumptions including gold price and reserves remaining constant, is likely to occur at the time of the first impairment test after acquisition. Positive changes in valuation inputs such as the gold price and reserves in the period prior to the impairment test could moderate or eliminate any impairment.

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  x.  Financial Instruments and hedging activity

  Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available for sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855 Financial Instruments – Recognition and Measurement ("Section 3855").

  Financial assets and financial liabilities "held-for-trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available for sale" are measured at fair value, with changes in those fair values recognized in OCI except for other-than-temporary impairment which is recorded as a charge to Other income (expense). Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization.

  Cash and cash equivalents, restricted cash, short-term investments and marketable securities are designated as "held for trading" and are measured at fair value. Trade receivables, taxes recoverable and other assets are designated as "loans and receivables". Long-term investments in equity securities, where the company cannot exert significant influence, are designated as "available-for sale". Accounts payable and accrued liabilities and long-term debt are designated as "other financial liabilities". The Company's policy is to record financial assets and liabilities net of transaction costs.

  Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as "held-for-trading".

  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recorded in OCI, net of tax, until earnings are affected by the hedged item, with any ineffective portion being included immediately in net earnings.

  Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses on these contracts remain in OCI and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. The Company has made the policy choice to match the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

  Realized and unrealized gains or losses associated with designated cash flow hedges which have been terminated or cease to be effective prior to maturity, remain in OCI and are included in earnings in the period in which the underlying hedged transaction is recognized.

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  For hedges that do not qualify for hedge accounting, gains or losses are recorded in income in the current period. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in current earnings.

  The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

  In the event that financial instruments that qualified for hedge accounting no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the hedge did not qualify for hedge accounting, remain in OCI. Amounts in OCI are recorded in income in the period in which the hedge is settled. Gains or losses subsequent to the hedge not qualifying for hedge accounting are included in earnings in the current period.

  xi.  Stock-based incentive and compensation plans

  The Company's stock-based incentive and compensation plans are comprised of the following plans.

  Employee Share Purchase Plan ("ESPP"): The Company's contribution to the ESPP is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the quarter.

  Restricted Share Unit Plan: Restricted share units ("RSU") are only settled in equity and are valued using the market value of the underlying stock at the grant date. The Company's compensation expense is recognized on a straight-line basis over the vesting period. Adjustments to compensation expense for employment vesting requirements are accounted for in the period when they occur. On exercise of RSUs, the shares are issued from treasury.

  Deferred Share Unit Plan: Deferred share units are settled in cash and accounted for as a liability as of the grant date based on the market value at the grant date. The value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

  Stock Option Plan: The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements are accounted for based on an estimated forfeiture rate and adjusted to actual on an annual basis.

  xii.  Revenue recognition

  Metal sales includes sales of refined gold and silver, which are generally delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Metal sales revenue is recognized when the sales price is fixed, title has passed to the customer, and collectability is reasonably assured.

  xiii.  Reclamation and remediation obligations

  The Company records a liability and corresponding asset for estimated costs for future site reclamation and closure. The estimated present value of the asset retirement obligations are reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in

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  legal or regulatory requirements, the extent of environmental remediation required or methods of reclamation or cost estimates. The present value of the estimated costs of these changes are recorded in the period in which the change is identified and quantified. Changes to asset retirement obligations related to operating mines are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined using the Company's credit adjusted risk free interest rate.

  xiv.  Income and mining taxes

  The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities, result in either future income tax liabilities or assets. These future income tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase and are considered monetary items.

  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

  xv.  Earnings (loss) per share

  Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings (loss) per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible debentures and preferred shares. The treasury method assumes that outstanding stock options, warrants and restricted share units with an average exercise price below market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all debentures and preferred shares have been converted in determining fully diluted EPS.

  3. Accounting changes and recent pronouncements

  Accounting changes

  (i)
  In May 2007, the CICA issued Section 3031 "Inventories" ("Section 3031") that superseded Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires: that inventories be measured at the lower of cost and net realizable value; that the allocation of overhead be based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a

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    subsequent increase in the value of inventories. Disclosure requirements include the Company's policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company adopted this standard commencing in the 2008 fiscal year and upon adoption, the opening accumulated deficit decreased by $11.0 million, net of tax of $3.4 million primarily due to an adjustment of the carrying value of certain long-term stockpiles to cost as at January 1, 2008.

  (ii)
  In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which replaces Section 3062, "Goodwill and Other Intangible Assets." Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets for profit-oriented enterprises. This standard was effective for the Company on January 1, 2009. Adoption of this standard had no impact on the Company's financial statements.

  (iii)
  In January 2009, the Emerging Issues Committee issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC-173"). The Committee concluded that an entity's credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.

    Prior to the implementation of EIC-173, the Company had considered the impact of credit risk on a qualitative basis only. As a result of adopting EIC-173 as at January 1, 2009, the Company quantified the impact of credit risk when calculating the fair value of financial assets and liabilities, including derivatives and the impact was as follows:

      •
      An increase in the current portion of Unrealized fair value of derivative assets of $0.1 million;

      •
      An increase in the long-term portion of Unrealized fair value of derivative assets of $0.6 million;

      •
      An increase in Future income tax assets of $0.4 million;

      •
      A decrease in the current portion of Unrealized fair value of derivative liabilities of $2.1 million;

      •
      A decrease in the long-term portion of Unrealized fair value of derivative liabilities of $13.0 million;

      •
      An increase in opening Retained earnings of $14.6 million; and

      •
      An increase in OCI of $1.6 million.

  (iv)
  In March 2009, the Emerging Issues Committee issued EIC-174, "Mining Exploration Costs", which provides guidance on the capitalization of exploration costs related to mining properties and the impairment review of such capitalized exploration costs. This EIC was effective for the Company on January 1, 2009. The application of this EIC did not have an effect on the Company's financial statements.

  (v)
  In May 2009, the CICA amended Section 3862, "Financial Instruments – Disclosures" ("Section 3862"), which requires additional disclosure of fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements (Level 1, Level 2 and Level 3 inputs as defined in the standard). The amendments are applicable for years ending after September 30, 2009 and are harmonized with disclosures currently required under US GAAP.

  (vi)
  In August 2009, the CICA issued certain amendments to Section 3251, "Equity". The amendments apply to entities that have adopted Section 1602, "Non-controlling interests". The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of

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    the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the period ended December 31, 2009.

  Recent pronouncements

  (i)
  In 2008, the CICA issued Handbook Section 1582, "Business Combinations" ("Section 1582"), which is effective for business combinations with an acquisition date on or after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA Handbook Section 1601 "Consolidated Financial Statements" and 1602 "Non-controlling interests". These sections will require that non-controlling interest be presented as part of shareholders' equity on the balance sheet and the controlling parent to present 100 percent of the subsidiary's results in the statement of operations with an allocation between controlling and non-controlling interest. The standards are effective as of January 1, 2011, with early adoption permitted.

  (ii)
  The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

  4. Acquisitions and divestitures

  i.  Investment in Harry Winston Diamond Corporation and Diavik Diamond mine

  On March 31, 2009, Kinross completed the acquisition of 15.2 million shares of Harry Winston Diamond Corporation ("Harry Winston") at a subscription price of $3.00 per share for a total subscription price of $45.6 million. Pursuant to the closing of the transaction Kinross obtained a seat on the Board of Directors of Harry Winston. Additionally, on the same date Kinross acquired a 22.5% interest in the limited partnership that holds Harry Winston's 40% interest in the Diavik Diamond Mine, (a 9% indirect interest in the mine), for a gross subscription price of $125.1 million, inclusive of working capital adjustments which were finalized during the second quarter. The investment in Harry Winston was accounted for as an equity investment, whereas the acquisition of the partnership interest was accounted for as an acquisition of a Working Interest. Kinross incurred approximately $3 million in transaction costs on these transactions.

  ii.  Disposition of Gurupi and junior equity investments

  On December 2, 2009, the company disposed of its Gurupi property in a sale to Jaguar Mining Inc. ("Jaguar") in exchange for 3.4 million common shares of Jaguar valued at $42.5 million on the date of sale. The Company retained its ownership in the adjacent Jiboia property. At the time of sale, the net book value for the Gurupi property

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  was $28.0 million. The Company recognized a gain on the disposition of Gurupi of $10.7 million, net of taxes of $3.3 million and transaction costs.

  Additionally, during 2009 the Company disposed of all or a portion of its equity interests in several junior mining companies for proceeds of $6.7 million, resulting in a gain of $3.2 million.

  iii.  Acquisition of Lobo-Marte

  On December 16, 2008, Kinross completed the acquisition of a 40% interest in Minera Santa Rosa SCM ("Minera") from certain subsidiaries of Anglo American plc for an aggregate purchase price of $141.1 million. Minera owns 100% of the Lobo-Marte gold project located in the Maricunga district of Chile, roughly midway between the Company's Maricunga and La Coipa mines. The acquisition was accounted for as an equity investment as at December 31, 2008 and includes transaction costs of $1.1 million.

  On January 7, 2009, Kinross completed the 100% acquisition of Minera through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for net cash of $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is $760 per ounce or more.

  As of January 7, 2009, the financial statements of Minera are being consolidated and the previously acquired 40% interest in Lobo-Marte accounted for as an equity investment as at December 31, 2008 of $141.1 million was reclassified to mineral interests.

  iv.  Acquisition of Aurelian

  Kinross acquired Aurelian Resources Inc. ("Aurelian") in 2008. On July 28, 2008, Kinross completed a purchase of 15 million Aurelian common shares pursuant to a private placement for a total subscription price of CAD$71.25 million, and concurrently mailed its offer and take-over bid circular to Aurelian shareholders. On September 30, 2008, Kinross acquired 94.29% of Aurelian's issued and outstanding common shares. Kinross immediately exercised its statutory rights under the Canada Business Corporation Act and compulsorily acquired the remaining common shares of Aurelian not deposited to the offer. Effective September 30, 2008, Aurelian became a wholly-owned subsidiary of Kinross. For each Aurelian common share, Kinross offered 0.317 of a Kinross common share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants have an exercise price of CAD$32.00 per Kinross common share and will expire in September 2013. Kinross issued 43.7 million shares, 4.1 million options and 19.7 million warrants pursuant to the transaction. Total consideration was $810 million which, net of cash acquired of $105 million, amounted to $705 million. The acquisition of Aurelian was accounted for as an asset purchase.

  v.  Disposal of Julietta

  Arian Resources Limited ("Arian"), a wholly-owned subsidiary of Kinross, entered into an Agreement dated August 8, 2008, with Yanskaya Mining and Geological Company ("Yanskaya"), a subsidiary of Dukat Mining and Geological Company. Yanskaya has purchased all of the shares held by Arian in Omsukchansk Mining and Geological Company ("OMGC"). The shares represent a 90% interest in OMGC whose assets include the Julietta mine in the Russian Federation. The Julietta mine was originally purchased as part of the Bema Gold Corporation acquisition on February 27, 2007. The purchase price was $20.0 million. Arian received an additional cash payment for finished goods and supplies in transit and all of OMGC's cash will be used to repay intercompany payables

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  owing to Arian and its affiliates immediately prior to closing. In addition, there are deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production. The deferred payments based on the gold price have been accounted for as an embedded derivative in the financial statements (see Note 8 for additional details), whereas the deferred payments based on specified production have not been recognized due to their contingent nature. Yanskaya has further agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011. The transaction closed on August 16, 2008 and resulted in a gain of $3.0 million.

  vi.  Disposal of Kubaka

  On January 25, 2008 a wholly-owned subsidiary of the Company, Kinam Magadan Gold Corporation, completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. The assets sold included the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain of $11.5 million was realized on this disposition.

  vii.  Acquisition of Louisiana Land and Exploration Company Royalty

  A royalty payment known as the Louisiana Land and Exploration Company Royalty ("LL&E Royalty") applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalty payments of $75.0 million are paid, and 1.5% thereafter. As at December 31, 2009, cumulative royalty payments total $69.1 million (December 31, 2008 – $66.0 million). On January 23, 2008, the Company purchased the LL&E royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer and the transaction closed on May 15, 2008 with an effective date of January 1, 2008.

  viii.  Hammond Reef Project Interest

  Kinross and Brett Resources Inc. ("Brett") entered into a purchase and sale agreement whereby Brett agreed to purchase Kinross' 40% interest in the Hammond Reef Project located near Atikokan, Ontario. Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring CAD$5 million in expenditures and issuing 1 million common shares to Kinross. In exchange for the 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter returns royalty on future production from the property. The transaction closed on July 31, 2008. Following completion, Kinross held 17,095,313 common shares, representing approximately 26% of Brett's issued and outstanding common shares as at the closing date (see Note 5(vii)). In connection with the transaction, Brett and Kinross have entered into a strategic alliance whereby Brett will spend up to CAD$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest. The transaction resulted in a gain of $12.2 million.

KINROSS Annual Report    100

  ix.  Acquisition of Bema Gold Corporation

  On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation ("Bema"). As this purchase was a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema have been consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross acquired were Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.

  In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CAD$0.01. Bema options were exchanged for Kinross replacement options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema warrants or Bema convertible notes, the holders of the warrants or notes will receive 0.4447 of a Kinross share and CAD$0.01, on the same basis as the exchange of Bema shares for Kinross shares.

  Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

  The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

KINROSS Annual Report 2009    101

  The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

Purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	33.7
Inventories	37.7
Property, plant and equipment (including mineral interests)	1,586.4
Unrealized fair value of derivative assets	11.4
Long-term investments	91.7
Other long-term assets	39.2
Accounts payable and accrued liabilities	(31.4)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(18.0)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(195.2)
Other long-term liabilities	(1.9)
Non-controlling interest	(17.2)
Goodwill	1,858.6

Total purchase price	$2,888.2

  See note 5(vi) for additional details.

  x.  Disposition of Lupin Mine

  On February 28, 2007, the Company and Wolfden Resources Inc. ("Wolfden") closed the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine's liabilities. Under the terms of this agreement, Wolfden acquired the mine and the related property and Kinross retired the letters of credit and promissory notes related to reclamation obligations at Lupin. Kinross has agreed to pay up to CAD$1.0 million for reclamation and closing of the tailings facility if the mill is restarted. Kinross has provided a CAD$3.0 million standby letter of credit to Wolfden in support of this obligation. Kinross has satisfied a term of the agreement whereby it reimbursed Wolfden for CAD$1.7 million of fuel costs in 2007. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce. The disposition resulted in a gain on sale of $6.5 million.

  xi.  Disposition of Haile Mine Assets

  On August 15, 2007, Kinross signed a definitive agreement to sell the assets of its wholly-owned subsidiary, Haile Mining Company Inc., to Romarco Minerals Inc. ("Romarco") and on October 16, 2007, the transaction closed. Romarco purchased the Haile mine assets and assumed various liabilities of the Haile mine including, among others, all environmental, mine closure, rehabilitation and reclamation liabilities and obligations. Kinross received 5,000,000 common shares in Romarco and pursuant to a royalty agreement ("the Royalty Agreement") between Romarco and Kinross, the Company is entitled to receive a royalty based on the Proven and Probable gold Reserves identified in the most current NI 43-101 compliant technical report prepared within 2 years of closing. Under the

KINROSS Annual Report    102

  terms of the Royalty Agreement, Kinross will receive $3 per ounce for proven and probable gold reserves identified in such technical report in excess of 1.0 million ounces. The Company will receive $5 per ounce for proven and probable gold reserves identified in such technical report in excess of 3.0 million to a maximum of 5.0 million ounces. The disposition resulted in a gain on sale of $1.4 million.

  xii.  Ixhuatan Project Option Agreement

  On October 22, 2007, the Company signed a definitive option agreement (the "Option Agreement") with a wholly owned subsidiary of Linear Gold Corp. ("Linear") to earn up to a 70% interest in Linear's Ixhuatan Project, located in Chiapas, Mexico (the "Project"). A $1.0 million transaction fee was paid to Linear upon execution of the Option Agreement. Under the terms of the Option Agreement, the Company agreed to fund $15.0 million of exploration expenditures within a 24 month period, which commenced on October 26, 2007. During 2009, the Company decided to terminate the Option Agreement. As a result, the Company recorded a liability of $3.4 million representing the Company's remaining commitment to fund exploration expenditures.

  xiii.  Disposition of Bell Creek Mine and Mill

  On December 18, 2007, the Porcupine Joint Venture ("PJV") sold the Bell Creek Mine and Mill to Lake Shore Gold Corp. The Company recognized a gain of $7.6 million, net of tax of $nil, as its share of the gain on sale.

  xiv.  Goldcorp Asset Purchase and Sale

  On December 21, 2007, the Company closed the asset swap transaction with Goldcorp pursuant to the purchase and sale agreement entered into on September 25, 2007, whereby the Company sold its 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In exchange, the Company acquired Goldcorp's 50% interest in Compania Minera Mantos de Oro ("MDO"), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company also received a $204.3 million cash payment.

  As a result of this transaction, the acquired non-monetary assets have been recorded at fair value and a gain on the disposition of Musselwhite and PJV of $138.3 million was recorded.

  The purchase price of $350.3 million was calculated as the estimated fair value of the La Coipa mine and associated property plus cash consideration from Goldcorp of $204.3 million, including closing adjustments.

Purchase price allocation
Cash and cash equivalents	$227.3
Inventories	12.5
Other net liabilites	(39.5)
Property, plant and equipment (including mineral interests)	86.4
Land	10.6
Goodwill	53.0

Total purchase price	$350.3

KINROSS Annual Report 2009    103

  5. Consolidated financial statement details

  Consolidated Balance Sheets

  i.  Cash, cash equivalents and short-term investments:

	December 31, 2009	December 31, 2008

Cash on hand and balances with banks	$352.8	$334.5
Short-term deposits	244.6	156.1
Short-term investments	35.0	34.5

	$632.4	$525.1

  ii.  Accounts receivable and other assets:

	December 31, 2009	December 31, 2008

Trade receivables	$9.9	$3.0
Taxes recoverable	6.2	1.8
Prepaid expenses	26.7	43.5
VAT receivable	61.0	56.7
Other	31.7	21.5

	$135.5	$126.5

  iii.  Inventories:

	December 31, 2009	December 31, 2008

Ore in stockpiles (a)	$131.9	$72.4
Ore on leach pads (b)	32.9	16.8
In-process	26.1	23.2
Finished metal	80.6	74.9
Materials and supplies	395.1	311.5

	666.6	498.8
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(112.2)	(61.7)

	$554.4	$437.1

  (a)
  Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 5 (viii).

  (b)
  Ore on leach pads relates to the Company's Maricunga, Fort Knox and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2025, Fort Knox in 2021 and Round Mountain in 2017.

KINROSS Annual Report    104

  iv.  Property, plant and equipment:

	December 31, 2009			December 31, 2008
	Cost (b)	Accumulated Depreciation	Net Book Value	Cost (b)	Accumulated Depreciation	Net Book Value

Property, plant and equipment (a),(c)

Producing properties	$3,232.3	$(1,023.6)	$2,208.7	$2,786.7	$(696.5)	$2,090.2

Mineral Interests
Producing properties (c)	$1,278.8	$(389.6)	$889.2	$1,278.8	$(265.6)	$1,013.2
Development properties (d)	801.2	–	801.2	511.2	–	511.2
Exploration properties (d)	1,090.8	–	1,090.8	1,133.4	–	1,133.4

	$3,170.8	$(389.6)	$2,781.2	$2,923.4	$(265.6)	$2,657.8

Total property, plant and equipment	$6,403.1	$(1,413.2)	$4,989.9	$5,710.1	$(962.1)	$4,748.0

  (a)
  Capitalized interest included within property, plant and equipment was $8.6 million and $30.6 million during the years ended December 31, 2009 and 2008, respectively. Interest capitalized during both periods related to capital expenditures at Fort Knox and Round Mountain.

  (b)
  Cost includes previously recorded adjustments for the impairment in the carrying value of property, plant and equipment.

  (c)
  Included in producing properties is $335.2 million (2008 – $163.3 million) related to assets that are not being depreciated, including: the construction of expansion projects, assets paid for but not yet received, and other assets that were in various stages of being readied for use.

  (d)
  The amount allocated to development and exploration properties relates to assets that are not being depreciated.

  v.  Capitalized stripping:

	December 31, 2009			December 31, 2008
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total

Balance at January 1,	$58.5	$29.6	$88.1	$44.6	$31.9	$76.5
Additions	20.4	32.6	53.0	24.1	14.8	38.9
Amortization (a)	(11.0)	(12.2)	(23.2)	(10.2)	(17.1)	(27.3)

Balance at December 31,	$67.9	$50.0	$117.9	$58.5	$29.6	$88.1

  (a)
  Amortization of capitalized stripping costs uses the UOP depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

KINROSS Annual Report 2009    105

  vi.  Goodwill:

  The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	December 31, 2007	Allocation and Adjustment (a)	Impairment (c)	December 31, 2008	Allocation and Adjustment	Impairment (b)	December 31, 2009

Operating segments
Round Mountain	$58.7	$–	$–	$58.7	$–	$–	$58.7
Paracatu	65.5	–	–	65.5	–	–	65.5
La Coipa	124.4	–	–	124.4	–	–	124.4
Kettle River	20.9	–	–	20.9	–	–	20.9
Kupol (c)	–	827.2	(668.4)	158.8	–	–	158.8
Maricunga (c)	–	396.1	(220.2)	175.9	–	–	175.9
Crixás	38.0	–	–	38.0	–	–	38.0
Bema acquisition (a)	1,697.4	(1,697.4)	–	–	–	–	–
Other operations (b),(c)	9.9	635.3	(105.5)	539.7	(2.0)	–	537.7

Total	$2,014.8	$161.2	$(994.1)	$1,181.9	$(2.0)	$–	$1,179.9

  (a)
  These amounts reflect the final determination of goodwill on the Bema acquisition and allocation to specific acquired properties.

  (b)
  Included in other operations is goodwill allocated to Cerro Casale of $361.0 million, Quebrada Seca of $168.8 million and Jiboia of $7.9 million. In 2009, goodwill was reduced by $2.0 million as a result of the disposition of Gurupi.

  (c)
  In 2008, as part of the annual impairment test for goodwill, using the methodology described in note 2(viii), it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca, acquired through the acquisition of Bema, exceeded its fair value. The write-down of goodwill primarily relates to the application of the Company's accounting policy as it relates to the impairment testing of goodwill. As a result, the carrying amount of goodwill was written down to fair value. No impairment was recognized at December 31, 2007 as the purchase price allocation was not finalized until 2008. No impairment charges were recognized in 2009.

  vii.  Long-term investments:

  Long-term investments of $292.2 million (2008 – $185.9 million) include $53.2 million (2008 – $168.2 million) of investments accounted for using the equity method, $109.4 million accounted for as a Working Interest (2008 –

KINROSS Annual Report    106

  $nil) and $129.6 million (2008 – $17.7 million) of investments classified as available-for-sale, for which associated unrealized gains or losses are recorded in OCI.

		December 31, 2009	December 31, 2008

Available for sale investments	Note 8	$129.6	$17.7
Investment in shares and Working Interests carried on an equity basis		162.6	168.2

Long-term investments		$292.2	$185.9

	December 31, 2009		December 31, 2008
Available for sale investments	Fair Value	Gains (losses) in OCI	Fair Value	Gains (losses) in OCI

Securities in an unrealized gain position	$86.9	$51.4	$2.5	$2.2
Securities in an unrealized loss position	42.7	(4.9)	15.2	(3.7)

	$129.6	$46.5	$17.7	$(1.5)

Investment in shares and working interests	December 31, 2009
carried on an equity basis	Carrying Value	Market Value	% Ownership

Victoria Gold Corporation	$11.9	$28.2	22.3%
Consolidated Puma Minerals Corporation (a)	–	–	–
Brett Resources Inc. (b)	–	–	–
Harry Winston Diamond Corporation	41.3	146.0	19.9%

	53.2	174.2

Working Interest in Diavik Diamond mine	109.4

	$162.6

	December 31, 2008
	Carrying Value	Market Value	% Ownership

Victoria Gold Corporation	$9.2	$7.0	28.0%
Consolidated Puma Minerals Corporation (a)	2.9	2.2	34.6%
Lobo-Marte (c)	141.1	141.1	40.0%
Brett Resources Inc.	15.0	9.8	25.6%

	$168.2	$160.1

  (a)
  During 2009 as a result of the acquisition of Consolidated Puma by Sage Gold, the Company ceased equity accounting for its investment.

  (b)
  During the year, the Company ceased accounting for its investment in Brett Resources on an equity basis as the Company no longer has the ability to exert significant influence.

  (c)
  In January 2009, Kinross acquired the remaining 60% interest in Lobo-Marte. As a result, the previously held 40% interest was re-classified to mineral interests and the Company began consolidating the results.

KINROSS Annual Report 2009    107

  viii.  Deferred charges and other long-term assets:

	December 31, 2009	December 31, 2008

Long-term ore in stockpiles and on leach pads (a)	$112.2	$61.7
Deferred charges, net of amortization	1.3	1.8
Long-term receivables	41.4	28.8
Advances on the purchase of capital equipment	–	7.6
Deferred acquisition costs and other	3.5	4.3

	$158.4	$104.2

  (a)
  Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain.

  ix.  Accounts payable and accrued liabilities:

	December 31, 2009	December 31, 2008

Trade payables	$92.5	$128.7
Accrued liabilities	150.9	83.9
Employee related accrued liabilities	45.1	25.4
Taxes payable	24.4	8.3

	$312.9	$246.3

  x.  Other long-term liabilities:

		December 31, 2009	December 31, 2008

Reclamation and remediation obligations	Note 10	$252.7	$236.8
Unrealized fair value of derivative liabilities	Note 8	212.8	166.0
Other long-term liabilities		77.5	183.8

		$543.0	$586.6

KINROSS Annual Report    108

  Consolidated Statements of Operations

  xi.  Other income (expense) – net:

	2009	2008	2007

Gain on sale of assets and investments – net	$16.2	$30.2	$184.6
Impairment of Investments (a)	–	(83.9)	(1.3)
Litigation reserve adjustment (b)	18.5	(19.1)	–
Interest income and other	9.2	21.7	15.2
Interest expense (c)	(19.1)	(74.6)	(6.8)
Foreign exchange gains (losses)	(91.0)	41.4	(36.4)
Net non-hedge derivative gains	2.9	41.6	34.3
Working Interest in Diavik Diamond Mine	(11.0)	–	–

	$(74.3)	$(42.7)	$189.6

  (a)
  During 2008, the Company wrote-down several available-for-sale and equity investments. The equity investments written down were acquired as part of the Bema acquisition and primarily related to Consolidated Puma Minerals, Pamodzi Gold and Victoria Gold as it was determined that the decline in fair value was other than temporary. In 2007, the Company determined that the decline in the market value of its holdings in Rolling Rock Resources Corporation, which was also acquired as part of the Bema acquisition was other-than-temporary.

  (b)
  See note 19 for additional details.

  (c)
  During 2009, $8.6 million (2008: $30.6 million, 2007: $31.4 million) of interest was capitalized to property, plant and equipment, respectively. See Note 5 (iv).

  xii.  Gain (loss) on sale of assets and investments – net:

	2009	2008	2007

Assets:
Goldcorp asset purchase and sale	$–	$–	$138.3
Gurupi	14.0	–	–
Haile Mine	–	–	1.4
Bell Creek mine	–	–	7.6
Hammond Reef prject	–	12.2	–
Julietta mine	–	3.0	–
Kubaka mine	–	11.5	–
Lupin mine	–	–	6.5
Investments:
Anatolia Minerals Developments Ltd.	–	–	30.7
St Andrew Goldfields	–	–	(2.0)
Other assets and investments	2.2	3.5	2.1

Total	$16.2	$30.2	$184.6

KINROSS Annual Report 2009    109

  xiii.  Equity income (losses) in associated companies – net:

	2009	2008	2007

Victoria Gold Corporation (formerly Victoria Resources Corporation)	$(2.7)	$(3.0)	$(1.1)
Pamodzi Gold Limited	–	(4.7)	(8.7)
Consolidated Puma Minerals Corporation	–	(1.1)	(0.9)
Rolling Rock Resources Corporation	–	0.1	(0.4)
Harry Winston Diamond Corporation	(5.1)	–	–
Brett Resources Inc.	(0.8)	–	–

	$(8.6)	$(8.7)	$(11.1)

  Supplemental cash flow information

  xiv.  Interest and income taxes paid:

	2009	2008	2007

Interest	$30.2	$49.7	$30.1
Income taxes	$166.3	$75.3	$21.4

  6. Accumulated other comprehensive loss

		December 31, 2009	December 31, 2008

Accumulated other comprehensive income (loss):
Investments (a),(b)		$43.8	$(1.6)
Financial derivatives (c),(d)	Note 8	(263.9)	(162.8)

Accumulated other comprehensive loss, end of the period		$(220.1)	$(164.4)

(a)
Includes cumulative translation adjustments of $1.7 million (2008 – $4.7 million)

(b)
Net of tax of $4.0 million (2008 – $nil)

(c)
Net of tax of $9.6 million (2008 – $18.9 million)

(d)
As a result of adopting EIC-173 (Note 3) on January 1, 2009, an adjustment of $1.6 million was made to Accumulated other comprehensive loss.

  7. Joint venture interests

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

As at December 31, 2009, the Company had a joint venture interest in Round Mountain, Crixás and Cerro Casale (see note 16 for additional details) after consideration of the disposal of the Company's interests in the PJV and Musselwhite in 2007.

KINROSS Annual Report    110

The following tables contain selected financial information on Kinross' share of participation for each of its participating operating joint ventures for the years ended December 31, 2009, 2008 and 2007.

Operating Joint Venture interests – 2009	Round Mountain	Crixás	Total
	(i)	(ii)

Metal sales	$210.0	$73.6	$283.6
Cost of sales	111.4	31.0	142.4
Accretion and reclamation expense	1.6	0.1	1.7
Depreciation, depletion and amortization	12.1	9.7	21.8
Exploration and business development	0.4	0.7	1.1
Other operating costs	0.4	6.2	6.6

Operating earnings	$84.1	$25.9	$110.0

Current assets	$31.3	$27.8	$59.1
Property, plant and equipment	146.7	66.8	213.5
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	2.2	13.6

	$248.1	$134.8	$382.9

Current liabilities	15.3	17.3	32.6
Long-term liabilities	19.1	24.0	43.1

	34.4	41.3	75.7

Net investment in joint ventures	$213.7	$93.5	$307.2

Cash flow provided from (used in):
Operating activities	$92.7	$30.0	$122.7

Investing activities	$(32.9)	$(25.1)	$(58.0)

Financing activities	$(57.6)	$(8.3)	$(65.9)

KINROSS Annual Report 2009    111

Operating Joint Venture interests – 2008	Round Mountain	Crixás	Total
	(i)	(ii)

Metal sales	$213.7	$75.3	$289.0
Cost of sales	112.9	26.2	139.1
Accretion and reclamation expense	1.1	0.4	1.5
Depreciation, depletion and amortization	22.2	10.7	32.9
Exploration and business development	0.7	2.1	2.8
Other operating costs	–	0.9	0.9

Operating earnings	$76.8	$35.0	$111.8

Current assets	$26.4	$31.4	$57.8
Property, plant and equipment	131.7	50.1	181.8
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	0.9	12.3

	$228.2	$120.4	$348.6

Current liabilities	19.6	14.1	33.7
Long-term liabilities	22.5	15.3	37.8

	42.1	29.4	71.5

Net investment in joint ventures	$186.1	$91.0	$277.1

Cash flow provided from (used in):
Operating activities	$95.7	$34.3	$130.0

Investing activities	$(77.5)	$(19.6)	$(97.1)

Financing activities	$–	$5.3	$5.3

Operating Joint Venture interests – 2007	Round Mountain	Crixás	Porcupine	Musselwhite	Total
	(i)	(ii)	(iii)	(iv)

Metal sales	$208.2	$66.2	$93.3	$47.1	$414.8
Cost of sales	94.9	24.9	66.9	32.6	219.3
Accretion	0.6	0.1	1.7	0.2	2.6
Depreciation, depletion and amortization	6.2	9.9	10.3	9.9	36.3
Exploration	1.4	1.1	5.1	0.9	8.5
Other operating costs	–	0.7	0.2	–	0.9

Operating earnings (loss)	$105.1	$29.5	$9.1	$3.5	$147.2

Cash flow provided from (used in):
Operating activities	$108.2	$28.9	$10.7	$9.8	$157.6

Investing activities	$(40.1)	$(11.1)	$(15.6)	$(12.1)	$(78.9)

Financing activities	$–	$–	$–	$–	$–

KINROSS Annual Report    112

  i.  Round Mountain

  The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

  The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

  ii.  Crixás

  The Company owns a 50% interest in Mineracao Serra Grande, S.A. ("MSG"), which owns the Crixás mine, located in central Brazil. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited is the operator.

  The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

  iii.  Porcupine

  As discussed in Note 4, the Company's 49% interest in the PJV in the Timmins area of Ontario, Canada was sold to Goldcorp on December 21, 2007. Results of operations of PJV reflect the Company's interest up to December 21, 2007.

  iv.  Musselwhite

  As discussed in Note 4, the Company's 31.9% interest in the Musselwhite joint venture, located in northwestern Ontario, Canada, was sold to Goldcorp on December 21, 2007. Results of operations of Musselwhite reflect the Company's interest up to December 21, 2007.

  v.  Cerro Casale

  The Company acquired a 49% interest in Cerro Casale through its acquisition of Bema on February 27, 2007. During 2009, the Company increased its ownership to 50% (see note 20).

  8. Financial instruments

The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

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  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	December 31, 2009		December 31, 2008
	Asset/ (Liability) Fair Value (a)	AOCI (e)	Asset/ (Liability) Fair Value (a)	AOCI (e)

Interest rate contracts
Interest rate swap	$(8.3)	$(6.7)	$(12.0)	$(9.1)

	(8.3)	(6.7)	(12.0)	(9.1)

Currency contracts
Foreign currency forward contracts (b)	38.1	27.2	(64.3)	(47.7)

	38.1	27.2	(64.3)	(47.7)

Commodity contracts
Gold and silver forward contracts (c)	(332.8)	(285.3)	(176.8)	(97.4)
Gold contract related to Julietta sale	4.3	–	1.3	–
Energy forward contract (d)	1.3	0.9	(10.8)	(8.6)

Other contracts
Total return swap	(0.2)	–	1.0	–

	(327.4)	(284.4)	(185.3)	(106.0)

Total all contracts	$(297.6)	$(263.9)	$(261.6)	$(162.8)

  (a)
  Consists of unrealized fair value of derivative assets – current – $44.3 million (December 31, 2008 – $23.8 million), unrealized fair value of derivative assets – long-term – $1.9 million (December 31, 2008 – $8.7 million), current portion of unrealized fair value of derivative liabilities – $131.0 million (December 31, 2008 – $128.1 million), and unrealized fair value of derivative liabilities long-term – $212.8 million (December 31, 2008 – $166.0 million).

  (b)
  Included in the amount recorded in earnings in the year ended December 31, 2009 is a net gain of $0.5 million (December 31, 2008 – net loss of $0.6 million, December 31, 2007 – net gain of $0.1 million) that relates to foreign currency forward contracts and is recorded in other income (expense) – net. The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (c)
  Included in the amount recorded in earnings in the year ended December 31, 2009 is a net gain of $0.9 million (December 31, 2008 – net loss of $nil, December 31, 2007 – net loss of $8.2 million) that relates to the ineffective portion of gold and silver forward contracts and is recorded in other income (expense) – net. The amount of $110.1 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (d)
  The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (e)
  AOCI refers to accumulated other comprehensive income (loss).

KINROSS Annual Report    114

  The fair value hierarchy established by CICA Handbook Section 3862 – Financial Instruments – Disclosures ("Section 3862") establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2009 include:

	Level One	Level Two	Level Three	Aggregate Fair Value

Available-for-sale securities	$129.6	$–	$–	$129.6
Embedded derivatives	–	4.3	–	4.3
Derivative instruments	–	(301.9)	–	(301.9)

	$129.6	$(297.6)	$–	$(168.0)

  The valuation techniques that are used to measure fair value are as follows:

  Available-for-sale securities:

  The fair value of available-for-sale securities are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by Section 3862.

  Derivative instruments:

  The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy established by Section 3862.

  Embedded derivatives:

  The fair value of the embedded derivative related to the sale of the Julietta mine described in note 4(v) is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by Section 3862.

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its

KINROSS Annual Report 2009    115

  overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing.

  During 2009, the Company entered into gold forward contracts to purchase 109,500 ounces of gold at an average rate of $1,180.30 per ounce which mature in 2010. The purpose of these derivatives is to offset a portion of the above noted derivatives which were acquired as a result of the Bema acquisition in 2007. Commensurate with the engagement of these derivatives, the Company de-designated the hedging relationships and ceased hedge accounting for the 2010 maturities.

  During 2009, the Company purchased silver put contracts for 3,495,000 ounces of silver at an average cost of $13.00 per ounce on anticipated silver production at La Coipa. The Company also entered into sold silver collar contracts for 3,495,000 ounces of silver at an average cost of $17.20 per ounce. These contracts mature in 2010 and 2011.

  The Company's commodity price risk associated with financial instruments related to gold and silver primarily relates to changes in fair value of existing gold and silver contracts.

  The following represents the financial instruments' effect on pre-tax earnings and OCI before tax due to a 10% change in gold and silver prices, based on contracts held at December 31, 2009 at December 31, 2009 prices with all other variables unchanged. The sensitivity of the Company's financial instruments to commodity price changes is comprised of the commodity contracts described in this note.

	Price on Dec. 31, 2009	Change	Effect of gold and silver contracts on pre-tax earnings, gain (loss)	Effect of gold and silver contracts on OCI before tax, gain (loss)

Gold	$1,104.00	+10%	$(3.2)	$(52.9)
Gold	$1,104.00	-10%	$3.1	$53.2
Silver	$16.99	+10%	$(0.5)	$(16.4)
Silver	$16.99	-10%	$0.5	$16.2

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

KINROSS Annual Report    116

  At December 31, 2009, the derivative contracts were outstanding:

(ounces in thousands)	2010	2011	2012	Total

Metals
Gold forward sell contracts (ounces)	219,000	319,660	74,075	612,735
Average price	$642.30	$621.24	$674.44	$635.20

Gold forward buy contracts (ounces)	109,500	–	–	109,500
Average price	$1,180.30	$–	$–	$1,180.30

Silver forward sell contracts (ounces 000's)	3,600	3,600	–	7,200
Average price	$10.71	$10.71	$–	$10.71

Silver forward buy contracts (ounces 000's)	–	–	–	–
Average price	$–	$–	$–	$–

Purchased silver put contracts (ounces 000's)	689	2,806	–	3,495
Average price	$13.00	$13.00	$–	$13.00

Sold silver collar contracts (ounces 000's)	689	2,806	–	3,495
Average price	$16.86	$17.29	$–	$17.20

Foreign currency
Brazil reias forward buy contracts (in millions of U.S. dollars)	120.0	–	–	120.0
Average price	$2.15	$–	$–	$2.15

Chilean pesos forward buy contracts (in millions of U.S. dollars)	24.0	–	–	24.0
Average price	$699.16	$–	$–	$699.16

Russian roubles forward buy contracts (in millions of U.S. dollars)	48.0	–	–	48.0
Average price	$34.93	$–	$–	$34.93

Canadian dollar forward buy contracts (in millions of U.S. dollars)	24.0	–	–	24.0
Average price	$1.05	$–	$–	$1.05

Energy
Oil forward buy contracts (barrels)	132,000	–	–	132,000
Average price	$72.50	$–	$–	$72.50

  Subsequent to December 31, 2009, the Company entered into an additional 91,250 forward purchase contracts at an average rate of $1,125.61 per ounce. These contracts mature in 2010. The Company has also purchased 107,220 ounces of gold at an average forward price of $1,085.39 for delivery in 2011.

  In addition to the gold contracts above, as a part of the sale of the Julietta mine described in note 4(v), a portion of the proceeds of sale is based on the future price of gold in 2009 and 2010. For accounting purposes, the conditional proceeds represent an embedded derivative. At December 31, 2009, the fair value of this embedded

KINROSS Annual Report 2009    117

  derivative was $4.3 million (December 31, 2008 – $1.3 million). Changes in the fair value of this derivative are recorded in other income.

  Currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into forward contracts to purchase the Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

  Impact of foreign exchange risk on net working capital:

	Canadian dollars	Brazilian reais	Chilean pesos	Russian roubles

Foreign currency net working asset (liability) in US$	$(30.4)	$2.3	$(31.6)	$13.4
Earnings (loss) from a 10% strengthening of the US$ on pre-tax earnings	$3.0	$(0.2)	$3.2	$(1.4)
Earnings (loss) from a 10% strengthening of the US$ on OCI before taxes (a)	–	–	–	–

  (a)
  As described in Note 2 (iii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

  At December 31, 2009, with other variables unchanged, the following represents the effect of the Company's foreign exchange contracts on pre-tax earnings and OCI before tax from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Russian rouble and Chilean peso.

	10% strengthening in U.S. dollar		10% weakening in U.S. dollar
	Effect of on pre-tax earnings, gain (loss) (a)	Effect on OCI before tax, gain (loss)	Effect of on pre-tax earnings, gain (loss) (a)	Effect on OCI before tax, gain (loss)

Canadian dollars	–	$(2.1)	–	$2.7
Brazilian reais	–	$(12.9)	–	$15.8
Chilean pesos	–	$(3.0)	–	$3.7
Russian roubles	–	$(4.9)	–	$6.0

  (a)
  Upon maturity of these contracts the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

KINROSS Annual Report    118

  Foreign currency

  At December 31, 2009, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2010 to sell $24.0 million U.S. dollars, and purchase Canadian dollars at an average forward exchange rate of 1.05 Canadian dollars for one U.S. dollar. The unrealized gain on these contracts at December 31, 2009 was $0.1 million (December 31, 2008 – $0.8 million gain).

  At December 31, 2009, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2010 to sell $120.0 million U.S. dollars, and purchase Brazilian reais at a rate of 2.15 Brazilian reais for one US dollar. The unrealized gain on these contracts at December 31, 2009 was $15.2 million (December 31, 2008 – $40.8 million loss).

  At December 31, 2009, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2010 to sell $48.0 million U.S. dollars, and purchase Russian roubles at an average forward exchange rate of 34.93 Russian roubles for one U.S. dollar. The unrealized gain on these contracts at December 31, 2009 was $4.3 million (December 31, 2008 – $10.7 million loss).

  At December 31, 2009, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2010 to sell $24.0 million U.S. dollars, and purchase Chilean pesos at an average forward exchange rate of 699.16 Chilean pesos for one U.S. dollar. The unrealized gain on these contracts at December 31, 2009 was $7.6 million (December 31, 2008 – $13.6 million loss).

  Subsequent to December 31, 2009, the Company entered into additional fixed foreign exchange forward contracts for:

  •
  $27.5 million USD at a rate of 1.9166 Brazilian reais which mature in 2010;

  •
  $55.8 million USD at a rate of 515.3 Chilean pesos maturing in 2010, and $30 million USD at a rate of 540.2 million Chilean pesos maturing in 2011;

  •
  $11.0 million USD at a rate of 30.36 Russian roubles maturing in 2010; and

  •
  $20.0 million USD at a rate of 1.075 Canadian dollars maturing 2010.

  Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract. During the first quarter of 2008, the Company entered into an interest rate swap for Rio Paracatu Mineracao ("RPM"), a 100% subsidiary of Kinross.

  At December 31, 2009 with other variables unchanged, a 50 basis point downward shift in the interest rate curve would decrease pre-tax earnings by $0.3 million and OCI before tax by $0.8 million, and a 50 basis point upward shift in the interest rate curve would increase pre-tax earnings by $0.3 million and OCI before tax by $0.8 million.

KINROSS Annual Report 2009    119

  Interest rates

  As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was a liability of $4.3 million as at December 31, 2009 ($6.5 million liability as at December 31, 2008).

  The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate floor has an exercise strike level of 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no settlement received or paid by the Company. The notional amount varies between $3.7 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was a liability of $2.8 million as at December 31, 2009 (December 31, 2008 – a liability of $4.0 million).

  During the first quarter of 2008, as part of the Rio Paracatu term loan, the Company entered into an interest rate swap to pay a fixed rate of 3.83% and receive a floating LIBOR rate plus 100 bps on a notional amount of $100 million which amortizes over the life of the loan. As at December 31, 2009, the fair market value was a liability of $1.2 million (December 31, 2008 – liability of $1.5 million).

  Silver lease rates

  During 2008, the Company settled its silver floating lease rate swaps prior to their maturity.

  Energy

  The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. The Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

  As at December 31, 2009, the Company had purchased oil forward contracts for 132,000 barrels of Nymex Crude WTI during 2009 at an average price of $72.50 per barrel. The unrealized gain on these contracts at December 31, 2009 was $0.9 million (December 31, 2008 – $10.8 million loss).

  At December 31, 2009, with other variables unchanged, a 10% decrease in Nymex Crude WTI prices would not impact pre-tax earnings and would decrease OCI before tax by $1.1 million, and a 10% increase in Nymex Crude WTI prices would not impact pre-tax earnings and would increase OCI before tax by $1.1 million.

  Total return swap

  A total return swap (TRS) was engaged during the fourth quarter of 2008 as an economic hedge of the company's deferred share units (DSU). Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2009, 100% of the DSUs were hedged, although hedge accounting was not applied.

KINROSS Annual Report    120

  Liquidity risk

  The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and by utilizing its lines of credit. The Company's Treasury department continuously monitors and reviews both actual and forecasted cash flows.

  The contractual cash flow requirements for financial liabilities at December 31, 2009 are as follows:

	Total	Less than 2 years	More than 2, less than 3 years	More than 3, less than 5 years	More than 5 years

Long-term debt (a)	$930.9	$291.7	$171.8	$467.4	$–
Derivative liabilities	$297.6	$258.7	$31.6	$7.1	$0.2

  (a)
  Includes long-term debt, including the current portion, interest as well as obligations under letters of credit issued and the full face value of the Senior Convertible Notes.

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at December 31, 2009, the Company's maximum exposure to credit risk was the carrying value of trade receivables, derivative assets, and taxes recoverable.

KINROSS Annual Report 2009    121

  9. Long-term debt and credit facilities

				As at December 31, 2009				As at December 31, 2008
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value

Corporate revolving credit facility	(i	)	Variable	$–	$–	$–	$–	$–	$–
Debt component, senior convertible notes	(iv	)	1.75%	402.6	–	402.6	403.1	386.3	346.8
Kupol project financing	(iii	)	Variable	158.4	–	158.4	157.9	360.0	360.0
Corporate term loan facility	(i	)	Variable	95.5	(3.5)	92.0	92.6	130.2	130.2
Paracatu capital leases	(ii	)	5.62%	31.8	–	31.8	32.2	41.3	41.3
Kupol IFC loan	(iii	)	Variable	–	–	–	–	19.8	19.8
Maricunga capital leases	(ii	)	6.04%	0.2	–	0.2	0.2	8.0	8.0
Kettle River–Buckhorn capital leases	(ii	)	7.70%	0.1	–	0.1	0.1	–	–
Crixás bank loan and other			Variable	7.1	–	7.1	7.1	5.3	5.3

				695.7	(3.5)	692.2	693.2	950.9	911.4
Less: current portion				(177.0)	–	(177.0)	(177.0)	(167.1)	(167.1)

Long-term debt				$518.7	$(3.5)	$515.2	$516.2	$783.8	$744.3

(a)
Includes transaction costs on debt financing.
	2009	2008	2007

Interest Incurred	(27.7)	(105.2)	(38.2)
Less: Amounts Capitalized	8.6	30.6	31.4

Interest Expense	$(19.1)	$(74.6)	$(6.8)

	2010	2011	2012	2013	2014	2015 and thereafter	Total

Corporate term loan facility	$36.4	$36.4	$22.7	$–	$–	$–	$95.5
Crixas bank loan	2.7	3.0	1.4	–	–	–	7.1
Paracatu capital leases	9.5	9.5	9.5	3.3	–	–	31.8
Maricunga capital leases	0.2	–	–	–	–	–	0.2
Kettle River–Buckhorn capital leases	0.1	–	–	–	–	–	0.1
Kupol Project Financing	128.1	30.3	–	–	–	–	158.4
IFC Loan	–	–	–	–	–	–	–
Convertible Debenture	–	–	–	402.6	–	–	402.6

Total long-term debt payable	$177.0	$79.2	$33.6	$405.9	$–	$–	$695.7

KINROSS Annual Report    122

  i.  Corporate revolving credit and term loan facilities

  In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. As at December 31, 2009, the Company had drawn $28.9 million on the amended revolving credit facility.

  The new credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2009.

  Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

  The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.50:1. At this ratio, interest charges are as follows:

Type of Credit	credit facility

Dollar based LIBOR loan	LIBOR plus 2.50%
Letters of credit	2.50%
Standby fee applicable to unused availability	0.75%

  Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada for $125 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%. As at December 31, 2009, $96.4 million was outstanding under this facility.

  Prior to the amendment of the revolving credit facility, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan, under an agreement signed in 2006. The 2006 revolving credit facility supported the Company's liquidity and letters of credit requirements and, as amended in 2007, was to expire in August 2010. The purpose of the term loan was, and continues to be, to support the expansion program at the Paracatu mine in Brazil. The term loan expires in February 2012.

  Loan interest under the 2006 revolving credit facility agreement was variable, set at LIBOR plus an interest rate margin dependent on the ratio of the Company's net debt to operating cash flow, as defined under the agreement.

  The 2006 credit agreement contained various covenants that included limits on indebtedness, distributions, asset sales and liens. Significant financial covenants included a minimum tangible net worth of $700.0 million, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The financial covenants were based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation ("EastWest Gold"), a subsidiary of Kinross.

KINROSS Annual Report 2009    123

  ii.  Capital leases

  At December 31, 2009, the Company had equipment under capital lease totaling $32.1 million (December 31, 2008 – $49.3 million). Repayments on the capital leases end in 2013.

  The Company recorded interest expense related to the capital leases of $2.3 million, $2.2 million and $1.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. The cost of the assets and the accumulated depreciation related to the capital leases is $73.8 million and $24.1 million, respectively as at December 31, 2009 (December 31, 2008 – $73.7 million and $17.7 million). The depreciation expense related to these assets in 2009 is $8.4 million (2008 – $6.6 million).

  Following is a schedule of future minimum lease payments required under these facilities:

  For the years ended December 31, 2009 and 2008, the capital lease obligations are as follows:

	2009	2008

2009	$–	$19.5
2010	11.4	11.8
2011	10.5	10.9
2012	10.0	10.3
2013	3.3	3.9
2014	–	–

Total minimum lease payments	$35.2	$56.4
Less amount representing interest	3.1	7.1

Present value of net minimum lease payments	$32.1	$49.3
Current portion of obligations under capital lease	9.7	17.3

	$22.4	$32.0

  iii.  Kupol project financing

  The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and previously consisted of a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC").

  The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, and is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING. As at December 31, 2009, $69.5 million (December 31, 2008 – $135.0 million) was outstanding on Tranche A. Tranche B is for $250.0 million, matures June 30, 2012, and was fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB") and as at December 31, 2009, $88.9 million (December 31, 2008 – $225.0 million) was outstanding. Both tranches of the Project Loan were drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

KINROSS Annual Report    124

  Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and was guaranteed by a subsidiary until economic completion was achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest Gold", formerly known as Bema Gold), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

  Under the terms of the Kupol Project Loan there were two significant milestones that the project had to meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and Economic completion was achieved on September 23, 2009.

  Having achieved economic completion, the Company was released from a guarantee that EastWest Gold had given the project lenders and the Company received back a $25 million letter of credit. The Company received consent from the lenders to allow it to complete a special cash distribution when economic completion was achieved. As part of the distribution, the Company was required to prepay a portion of the principal outstanding on the loan (approximately $89 million), and as a result, also paid a dividend (total dividend payment $102.6 million, Kinross' share $76.8 million).

  The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

  The Company and its subsidiary are in compliance with these covenants at December 31, 2009.

  On March 20, 2009, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares at a price of $6.61 plus CAD$0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million (December 31, 2008 – $19.8 million) was assigned to EastWest Gold. As the loan is now of an intercompany nature, it is eliminated on consolidation. The $25 million was allocated to common shares commensurate with the issuance of the 3.8 million Kinross shares.

  As at December 31, 2009, cash of $22.2 million (December 31, 2008 – $10.3 million) has been restricted for payments related to the Project Loan.

  iv.  Senior convertible notes

  During January 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the

KINROSS Annual Report 2009    125

  offering of Convertible Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Convertible Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Convertible Notes will also be convertible on and after December 15, 2027. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the Convertible Notes will have the right to require Kinross to repurchase the Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest to the redemption date, if any.

  10. Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

	December 31, 2009	December 31, 2008

Balance at January 1,	$246.8	$231.6
Additions resulting from acquisitions (a)	–	9.4
Reductions resulting from dispositions (b)	–	(13.4)
Reclamation spending	(12.5)	(10.5)
Accretion and reclamation expenses	19.3	24.7
Asset retirement cost	16.2	5.0

Balance at period end	269.8	246.8
Less: Current portion	(17.1)	(10.0)

Balance at period end	$252.7	$236.8

(a)
Reflects the 2008 adjustments to the purchase price allocation of Bema and the 2007 acquisition of Bema and the asset swap with Goldcorp.

(b)
Reflects the disposition of the Kubaka mine in January 2008, and the Julietta mine in August 2008.

KINROSS Annual Report    126

Included in the December 31, 2009 accretion expense is a $3.6 million reduction (2008 – $7.4 million charge) reflecting revised estimated fair values of costs that support the reclamation and remediation obligation for properties that have been closed. The undiscounted cash flows, before inflation adjustments, estimated to settle the reclamation and remediation obligations as at December 31, 2009 are approximately $470.5 million (2008 – $433.2 million). The majority of the expenditures are expected to occur from 2009 to 2040. The credit adjusted risk-free rates used in estimating the site restoration cost obligation were 9%, 9% and, 8% the inflation rate used was 2% for each of the years ended December 31, 2009, 2008 and 2007, respectively.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2009, letters of credit totaling $119.5 million (2008 – $115.1 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's revolving credit facility. Generally, financial assurance requirements associated with environmental regulations are becoming more restrictive. The Company believes it is in compliance with all applicable financial assurance requirements.

  11. Convertible preferred shares of subsidiary company

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Convertible Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29.25 million, inclusive of any fees and costs, without admission of any fault or liability. The settlement was formally approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than KGUSA are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

As a result of the above, the previous carrying value of $10.1 million, was reduced to $nil at during 2009.

KINROSS Annual Report 2009    127

  12. Common share capital and common share purchase warrants

The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions are as follows:

	2009		2008		2007
	Number of shares (000's)	Amount $	shares (000's)	Amount $	shares (000's)	Amount $

Common shares
Balance, January 1,	659,438	$5,779.2	611,925	$5,085.6	362,704	$1,992.3
Issued (cancelled):
Equity issuance	24,035	396.4	–	–	–	–
On acquisition of Lobo-Marte	5,605	102.9	–	–	–	–
On acquisition of Bema	–	–	–	–	216,033	2,642.1
On acquisition of Aurelian	–	–	43,692	639.7	–	–
On acquisition of Crown	–	–	–	–	(27)	(0.4)
Under employee share purchase plan	225	4.4	187	3.4	167	2.4
Under stock option and restricted share plan	1,953	30.4	3,343	46.2	6,946	86.5
Under Aurelian options	918	15.1	246	3.8	–	–
Expiry of Echo Bay options	–	–	–	(0.1)	–	(0.1)
Conversions:
Under Bema options	65	0.8	–	–	–	–
Under Echo Bay options	6	0.1	–	–	–	–
Conversions:
Warrants (a)	3,782	57.7	45	0.6	19,428	281.2
Convertible notes (a)	–	–	–	–	6,674	81.6

Balance, December 31,	696,027	$6,387.0	659,438	$5,779.2	611,925	$5,085.6

Common share purchase warrants
Balance, January 1,	28,507	$93.8	8,856	$38.0	8,333	$9.4
On acquisition of Bema	–	–	–	–	20,085	141.9
On acquisition of Aurelian	–	–	19,696	56.0	–	–
Conversion of warrants	(3,782)	(32.7)	(45)	(0.2)	(19,428)	(113.1)
Expiry of warrants	–	–	–	–	(134)	(0.2)

Balance, December 31,	24,725	61.1	28,507	93.8	8,856	38.0

Total common share capital		$6,448.1		$5,873.0		$5,123.6

(a)
See below for discussion of common share purchase warrants.

On August 12, 2009, the Board of Directors declared a cash dividend of $0.05 per common share. A cash dividend of $0.04 per common share was declared on February 18, 2009. A cash dividend of $0.04 per common share was declared on February 21, 2008.

On February 17, 2010, the Board of Directors declared a cash dividend of $0.05 per common share.

KINROSS Annual Report    128

  Updated shareholders' rights plan

On February 26, 2009, the Company entered into a new shareholder rights plan (the "New Plan"). The New Plan ensures that Kinross and its shareholders continue to receive the benefits associated with Kinross' current shareholder rights plan (the "Old Plan") which expired on March 29, 2009. The New Plan has been adopted at this time to prevent any gap in shareholder protection and was effective on March 29, 2009. Subject to shareholder reconfirmation of the New Plan at Kinross' annual meetings in 2012 and 2015, the New Plan will be in effect until the ninth anniversary of the date on which it becomes effective.

As with the Old Plan, the New Plan is designed to provide adequate time for the Board of Directors and shareholders to assess an unsolicited take-over bid for Kinross, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their Kinross common shares (the "Common Shares").

The rights issued under the New Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Shares without complying with the "Permitted Bid" provisions of the New Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.

Under the New Plan, a Permitted Bid is a bid which is made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

  Common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2009 are as follows:

Canadian $ denominated common share purchase warrants

	(000's) (a)	Weighted average exercise price ($CDN)

Balance, January 1, 2009	24,392	$30.17
Issued	–	–
Exercised	–	–

Outstanding at December 31, 2009 (b)	24,392	$30.17

KINROSS Annual Report 2009    129

US $ denominated common share purchase warrants

	(000's) (a)	Weighted average exercise price ($)

Balance, January 1, 2009	4,115	$6.76
Issued	–	–
Exercised	(3,782)	6.61

Outstanding at December 31, 2009 (b)	333	$8.46

(a)
Represents share equivalents of warrants.

(b)
Includes 11.3 million Bema warrants outstanding that are convertible into 5.0 million Kinross shares plus CAD$0.01 per Bema warrant.

The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at December 31, 2009:

Canadian $ denominated common share purchase warrants

Exercise price	Number oustanding (a)	Weighted average exercise price	Weighted average remaining contractual life

$22.48	4,697	$22.48	1.68
32.00	19,695	32.00	3.68

	24,392	$30.17	3.29

US $ denominated common share purchase warrants

Exercise price	Number oustanding (a)	Weighted average exercise price	Weighted average remaining contractual life

$6.30	222	$6.30	0.32
12.89	111	12.89	1.40

	333	$8.46	0.68

(a)
Represents share equivalents of warrants.

  Capital Management

Our objectives when managing capital are to:

•
Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

•
Ensure the Company has the capital and capacity to support our long-term growth strategy

•
Provide investors with a superior rate of return on their invested capital

•
Ensure compliance with all bank covenant ratios

•
Minimize counterparty credit risk

KINROSS Annual Report    130

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company's quantitative capital management objectives are largely driven by the requirements under its debt agreements and are noted in the tables below.

	December 31, 2009	December 31, 2008

Long-term debt	$515.2	$783.8
Current portion of long-term debt	$177.0	$167.1
Total debt	$692.2	$950.9
Common shareholders' equity	$5,559.5	$4,776.9
Gross debt/equity ratio	12.5%	19.9%
Company target	0 – 30%	0 – 30%

As at December 31, 2009, the Company revised one of its quantitative capital management objectives as a result of the amendments to its credit facility agreement (see Note 9). The revised objective is noted below:

December 31, 2009

Rolling 12 month EBITDA (a)	$1,104.20
Rolling 12 month Interest expense (b)	$27.7
Interest coverage ratio	39.86:1
Company target ratio	>4.25:1

(a)
EBITDA is a defined term under the Company's current credit facility agreement.

(b)
Interest expense includes interest expense reported in the financial statements in addition to capitalized interest.

As at December 31, 2008, the Company's quantitative capital management objective was as follows:

December 31, 2008

Operating cash flow:
Rolling 12 month cash flow provided from Operating Activities	$443.6
Add Back:
Rolling 12 month cash interest paid	$49.7
Rolling 12 month cash income tax paid	$75.3

Rolling 12 month operating cash flow	$568.6

Rolling 12 month cash interest paid	$49.7
Interest coverage ratio	11.4:1
Company target ratio	>5.0:1

KINROSS Annual Report 2009    131

  13. Stock-based compensation

Stock-based compensation recorded during the years ended December 31 was as follows:

	2009	2008	2007

Stock option plan expense	$11.1	$6.8	$3.5
Employer portion of share purchase plan	1.5	1.1	0.8
Restricted share plan expense, including restricted performance share plan	16.4	12.4	7.4
Deferred share unit plan expense	–	1.3	1.3

Total stock-based compensation expense	$29.0	$21.6	$13.0

  Share purchase plan

The Company has an Employee Share Purchase Plan whereby North American employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company contributes 50% of the employees' contributions. The Company issues common shares equal to the employees' contribution and the Company's contribution from treasury each quarter. The common shares are purchased based on the weighted average price on the last twenty trading sessions prior to the end of the quarter. The number of shares issued by the Company and the average of the price per share for the years ending December 31 are as follows:

	2009	2008	2007

Common shares issued (000's)	225	187	167
Average price of shares issued	$19.33	$18.15	$14.29

  Restricted share unit plan

The Company has a Restricted Share Unit ("RSU") plan whereby restricted share units may be granted to employees, officers, directors and consultants of the Company. A restricted share unit is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share units vest over a three year period. The current maximum number of common shares issuable under the RSU plan is 8.0 million. A total of 1,145,000 restricted share units with a weighted average grant-date fair value of CAD$22.72 per unit were granted during the year ended December 31, 2009 (2008 – 896,000 at $21.93; 2007 – 1,084,000 at $13.91). There were 1,856,000 and 1,597,000 restricted share units granted and outstanding as at December 31, 2009 and 2008, respectively.

	2009	2008	2007
Restricted share units	(000's)	(000's)	(000's)

Balance January 1,	1,597	1,215	898
Granted	1,145	896	1,084
Reinvested	8	6	–
Redeemed	(714)	(453)	(646)
Forfeited	(180)	(67)	(121)

Outstanding at December 31,	1,856	1,597	1,215

KINROSS Annual Report    132

  Restricted performance share unit plan

In 2009, the Company implemented a restricted performance share unit plan ("RPSUs"). The RPSUs are subject to certain vesting requirements and vest after 35 months. The vesting requirements are based on certain criteria established by the Company. In 2009, 49,000 RPSUs were granted. As at December 31, 2009, 42,100 were outstanding.

  Deferred share unit plan

The Company has a deferred share unit ("DSU") plan for its outside directors that provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, or year in the case of the first quarter, that number of DSUs having a value equal to 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs, and an outside director who has exceeded a minimum DSU/common share ownership requirement may elect to receive cash for all or any portion of the compensation otherwise payable in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date. A total of 38,500 DSU's with a weighted average grant-date fair value of CAD$21.91 were granted during the year ended December 31, 2009 (2008 – 38,100 at $21.67 per unit; 2007 – 38,900 at $14.62 per unit). There were 220,000, 201,200 and 164,300 DSUs outstanding as at December 31, 2009, 2008 and 2007, respectively.

  Stock option plan

The Company has a stock option plan for officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years. One-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2009 expire at various dates to 2013. As at December 31, 2009, 7,873,000 common shares, in addition to those outstanding at year end, were available for granting of options.

KINROSS Annual Report 2009    133

A summary of the status of the stock option plan and changes during the years ended December 31, 2009, 2008 and 2007, are as follows:

	2009		2008		2007
Canadian $ denominated options	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price

Balance January 1,	8,293	$16.22	5,948	$12.31	2,515	$12.53
Options issued on acquisition of Aurelian	–	–	4,125	14.84	–	–
Options issued on acquisition of Bema	–	–	–	–	8,193	8.75
Granted	1,500	22.95	1,500	22.58	1,903	15.30
Exercised	(2,229)	11.57	(3,136)	10.08	(6,299)	8.29
Forfeited	(372)	21.34	(144)	17.11	(364)	12.90

Outstanding at December 31,	7,192	$18.80	8,293	$16.22	5,948	$12.31

	2009		2008		2007
United States $ denominated options	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price

Balance January 1,	–	$–	1	$9.15	31	$22.40
Adjustments	–	–	–	–	–	–
Exercised	–	–	–	–	(1)	9.15
Forfeited	–	–	(1)	9.15	(29)	23.43

Outstanding at December 31,	–	$–	–	$–	1	$9.15

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2009:

		Options outstanding			Options exercisable
Exercise price range in Canadian dollars:		Number outstanding (000')	Weighted average exercise price	Weighted average remaining contractual life (years)	Number oustanding (000')	Weighted average exercise price	Weighted average remaining contractual life (years)

0.54	1.86	273	$0.55	1.09	273	$1.09	1.09
1.87	4.22	319	3.01	1.19	319	1.19	1.19
4.23	9.53	–	–	–	–	–	–
9.54	14.31	1,472	13.33	2.16	1,197	13.23	2.18
14.32	21.48	1,492	18.69	3.11	775	18.75	2.46
21.49	26.43	3,636	23.81	3.10	1,901	23.86	2.51

		7,192	$18.80	2.75	4,465	$17.21	2.23

KINROSS Annual Report    134

The following weighted average assumptions were used in computing the fair value of stock options granted during the last three fiscal years ended December 31:

	2009	2008	2007

Black-Scholes weighted-average assumptions
Expected dividend yield	0.36%	0.5%	0.0%
Expected volatility	50.4%	42.3%	37.3%
Risk-free interest rate	1.7%	2.9%	3.9%
Estimated forefiture rate	3.0%	3.0%	3.0%
Expected option life in years	3.5	3.2	3.5
Weighted average fair value per stock option granted CAD$	$8.54	$6.82	$4.95

  14. Earnings per share

Earnings per share ("EPS") has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. In 2008, the Kinam Gold Inc. preferred shares and convertible notes were reflected in diluted earnings per share by application of the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

(Number of common shares in thousands)	2009	2008	2007

Basic weighted average shares outstanding:	691,509	628,594	557,411
Weighted average shares dilution adjustments:
Dilutive stock options (a)	2,086	–	961
Restricted shares	1,884	–	1,190
Performance shares	41	–	–
Common share purchase warrants (a)	969	–	6,491

Diluted weighted average shares outstanding	696,489	628,594	566,053

Weighted average shares dilution adjustments – exclusions: (b)
Stock options	1,509	2,712	570
Common share purchase warrants	24,393	13,744	3,952
Kinam preferred shares	–	331	331
Convertible notes	16,152	22,737	–

(a)
Dilutive stock options and warrants were determined using the Company's average share price for the period. For the year ended December 31, 2009 the average share price used was $18.64 (2008: $nil, 2007: 14.26 per share).

(b)
These adjustments were excluded, as they were anti-dilutive for the years ended December 31, 2009, 2008, and 2007.

KINROSS Annual Report 2009    135

  15. Income and mining taxes

  i.  Income and mining taxes expense

  The following table shows the provision for income and mining taxes:

	2009	2008	2007

Income taxes
Current
Canada	$–	$–	$–
Foreign	(175.5)	(71.3)	(41.3)
Future
Foreign	29.7	(24.3)	(28.6)
Mining taxes
Current
Canada	–	0.1	(3.0)
Foreign	(3.2)	(2.0)	(3.7)
Future
Canada	–	–	4.5
Foreign	(1.8)	(3.6)	(1.7)

	$(150.8)	$(101.1)	$(73.8)

  The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2009		2008		2007

Combined statutory income tax rate	33.0%		33.5%		34.1%
Increase (decrease) resulting from:
Mining taxes	1.0%		(0.8%	)	0.9%
Resource allowance and depletion	0.0%		1.5%		(2.3%	)
Difference in foreign tax rates and foreign exchange on
future tax balances	(13.8%	)	7.8%		(6.9%	)
Benefit of losses not recognized	3.4%		(8.1%	)	(7.2%	)
Effect of non-deductible goodwill impairment	0.0%		(50.9%	)	0.0%
Other (a)	2.8%		1.5%		(0.9%	)

Effective tax rate	26.4%		(15.5%	)	17.7%

  (a)
  The other is primarily the income tax expense related to foreign exchange gains on US dollar intercompany and third party debt owing by Paracatu less the income tax recovery related to the Brazilian Federal Tax Amnesty program.

KINROSS Annual Report    136

  ii.  Future income taxes

  The following table summarizes the components of future income taxes:

	2009	2008

Future tax assets
Accrued expenses and other	$98.7	$91.8
Reclamation and remediation obligations	39.1	28.7
Alternative minimum tax credits	78.0	27.7
Non-capital loss carryforwards	216.5	256.7
Property, plant and equipment	95.4	93.8
Inventory capitalization	4.5	–
Valuation allowance	(310.7)	(267.7)

	221.5	231.0
Future tax liabilities
Accrued expenses and other	13.2	–
Property, plant and equipment	831.6	817.2
Inventory capitalization	1.3	2.2

Future tax liabilities – net	$624.6	$588.4

  iii.  Non-capital losses

  The following table summarizes the Company's non-capital losses that can be applied against future taxable income:

Country	Type	Amount	Expiry Date

Canada (a)	Net operating losses	284.9	2010 - 2029
United States (b)	Net operating losses	263.5	2010 - 2029
United States (b)	Alternative minimum tax	30.0	2010 - 2029
Chile	Net operating losses	241.3	No expiry
Mexico	Net operating losses	9.8	2019 - 2020
Brazil	Net operating losses	20.4	No expiry
Barbados	Net operating losses	65.7	2013 - 2019
Other	Net operating losses	1.3	2019

  (a)
  Approximately $24.0 million are limited in their deduction to income from specific operations.

  (b)
  Utilization of the U.S. loss carry forwards will be limited in any year as a result of previous changes in ownership.

KINROSS Annual Report 2009    137

  16. Segmented information

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer and that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as non-operating segments. Properties that are under care and maintenance, are shut down and are in reclamation and non-mining and other operations are reported in Corporate and other.

The following tables set forth information by segment.

  Year ended December 31, 2009:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Segment operating earnings (loss)	Capital expenditures	Segment assets – As at Dec. 31, 2009

Operating segments
Fort Knox	$261.0	$143.7	$1.7	$32.6	$2.4	$0.2	$80.4	$133.1	$434.2
Round Mountain	210.0	111.4	1.6	12.1	0.4	0.4	84.1	33.0	248.1
Kettle River–Buckhorn	182.0	53.6	2.9	64.6	3.9	(1.6)	58.6	30.3	332.8
Kupol	900.2	245.5	1.4	205.1	4.8	0.9	442.5	39.3	1,411.8
Paracatu	340.1	240.9	1.0	42.5	–	14.0	41.7	124.1	1,358.9
Crixás	73.6	31.0	0.1	9.7	0.7	6.2	25.9	25.2	134.8
La Coipa	216.4	97.6	8.5	57.5	6.3	4.2	42.3	18.8	436.8
Maricunga	228.8	123.4	0.5	19.3	0.2	2.2	83.2	42.5	537.5
Non-operating segments
Fruta del Norte	–	–	–	0.3	4.3	21.4	(26.0)	3.1	1,033.4
Cerro Casale	–	–	–	–	–	0.4	(0.4)	22.2	914.6
Corporate and other (d)	–	–	1.6	3.6	49.5	131.7	(186.4)	9.6	1,170.3

Total	$2,412.1	$1,047.1	$19.3	$447.3	$72.5	$180.0	$645.9	$481.2	$8,013.2

KINROSS Annual Report    138

  Year ended December 31, 2008:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Impairment – Goodwill	Segment operating earnings (loss)	Capital expenditures	Segment assets – As at Dec. 31, 2008

Operating segments
Fort Knox	$290.3	$152.4	$1.2	$29.7	$2.7	$2.0	$–	$102.3	$126.6	$315.8
Round Mountain	213.7	112.9	1.1	22.2	0.7	–	–	76.8	36.9	228.2
Kettle River– Buckhorn	13.7	5.6	2.1	5.9	3.4	3.3	–	(6.6)	42.5	362.5
Kupol	433.2	116.8	0.9	121.6	5.4	–	668.4	(479.9)	102.4	1,476.3
Paracatu	161.4	82.4	1.2	16.3	–	(8.7)	–	70.2	329.2	1,241.0
Crixás	75.3	26.2	0.4	10.7	2.1	0.9	–	35.0	19.7	120.4
La Coipa	206.6	114.7	7.9	38.8	3.7	2.8	–	38.7	17.1	408.5
Maricunga	184.8	125.5	0.4	17.8	1.4	–	220.2	(180.5)	22.4	525.5
Julietta (f)	38.0	32.3	0.2	8.1	0.4	–	–	(3.0)	2.4	–
Non-operating segments
Fruta del Norte	–	–	–	–	0.4	4.4	–	(4.8)	–	1,043.3
Cerro Casale	–	–	–	–	–	0.1	–	(0.1)	10.9	884.8
Corporate and other (d)	–	–	9.3	2.7	38.8	103.4	105.5	(259.7)	4.6	781.2

Total	$1,617.0	$768.8	$24.7	$273.8	$59.0	$108.2	$994.1	$(611.6)	$714.7	$7,387.5

KINROSS Annual Report 2009    139

  Year ended December 31, 2007:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Segment operating earnings (loss)	Capital expenditures

Operating segments
Fort Knox	$230.0	$113.9	$1.1	$32.2	$4.4	$1.1	$77.3	$30.0
Round Mountain	208.2	94.9	0.6	6.2	1.4	–	105.1	40.3
Kettle River–Buckhorn	–	–	(0.1)	0.1	1.6	6.4	(8.0)	43.0
Kupol	–	–	0.5	–	2.8	–	(3.3)	191.8
Paracatu	121.7	65.2	0.7	13.2	0.7	3.6	38.3	225.2
Crixás	66.2	24.9	0.1	9.9	1.1	0.7	29.5	11.7
La Coipa	134.7	52.1	1.1	19.6	2.7	0.5	58.7	5.2
Maricunga	144.6	91.7	0.3	11.9	1.2	–	39.5	6.4
Porcupine Joint Venture (g)	93.3	66.9	1.7	10.3	5.1	0.2	9.1	23.6
Musselwhite (g)	47.1	32.6	0.2	9.9	0.9	–	3.5	12.1
Julietta (f)	47.2	38.1	0.2	14.7	2.2	–	(8.0)	3.0
Non-operating segments
Fruta del Norte	–	–	–	–	–	–	–	–
Cerro Casale	–	–	–	–	0.2	–	(0.2)	2.4
Corporate and other (d)	–	–	4.5	1.3	23.0	85.8	(114.6)	6.4

Total	$1,093.0	$580.3	$10.9	$129.3	$47.3	$98.3	$226.9	$601.1

(a)
Cost of sales excludes accretion, depreciation, depletion and amortization.

(b)
Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.

(c)
Other includes Other operating costs and General and administrative expenses.

(d)
Includes corporate, shutdown operations and other non-core operations.

(e)
The segment assets for Cerro Casale were adjusted in the first quarter of 2008 when the purchase price allocation was finalized.

(f)
Julietta was sold in August 2008.

(g)
Assets were disposed of as part of the swap with Goldcorp in December 2007.
	Metal sales			Property, plant & equipment
	For the years ended			December 31,	December 31,
	2009	2008	2007	2009	2008

Geographic information:
United States	$653.0	$517.7	$438.2	$730.4	$704.7
Russian Federation	900.2	471.2	47.2	707.5	866.6
Brazil	413.7	236.7	187.9	1,197.3	1,130.2
Chile	445.2	391.4	279.3	1,290.0	994.9
Canada	–	–	140.4	36.7	26.3
Ecuador	–	–	–	1,028.0	1,025.3

Total	$2,412.1	$1,617.0	$1,093.0	$4,989.9	$4,748.0

KINROSS Annual Report    140

The following table represents sales to individual customers exceeding 10% of annual metal sales:

	Metal Sales
	Year ended December 31,
Rank	2009	2008	2007

1	$1,187.6	$579.5	$244.3
2	300.7	244.0	182.0
3	250.5	195.8	150.5
4	–	165.3	120.7
5	–	118.6	118.5

Total	$1,738.8	$1,303.2	$816.0

% of total metal sales	72.0%	80.6%	74.7%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

  17. Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $5.6 million, $6.3 million, $6.1 million, $5.2 million and $5.0 million for each year from 2010 to 2014, respectively, and $23.1 million thereafter.

  18. Related party transaction

There were no material related party transactions in 2009, 2008 and 2007.

  19. Contingencies

  General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Cerro Casale Contingency

The Company is obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale property. This contingent liability has been reduced, subsequent to year end, to $20 million (see Note 20).

KINROSS Annual Report 2009    141

  Other legal matters

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Aurelian Warrant Litigation

This litigation was settled in September 2009, and the underlying actions were dismissed with prejudice in November 2009.

  Kinam Preferred Shares

During 2008, the Company entered into a memorandum of understanding to settle all claims related to the Kinam preferred share litigation in the amount of $29.25 million. As the Company previously held the preferred shares balance at $10.1 million, this resulted in a charge of $19.1 million for the year.

  Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

  Brazil

During 2009 the Brazilian federal legislature passed a tax amnesty program. A Brazilian taxpayer could agree to settle its federal tax debts resulting from an assessment of tax before December 1, 2009 at a discount. On November 27, 2009 the Company settled a significant portion of its Brazilian federal tax debts under this amnesty program resulting in a reduction in its other expense line in the income statement of $45.5 million.

In early August 2009, the Company's wholly-owned Brazilian subsidiary, Rio Paracatu Mineracao S.A. ("RPM"), the owner of Paracatu, received a tax assessment from the Brazilian federal tax authorities in the amount of $146 million, including penalties and interest of $82 million. The assessment denies deductions for goodwill claimed by RPM during 2005 through 2008. As at December 31, 2009 the Company has a future tax asset of approximately $74 million recorded in its financial statements in respect of the goodwill balance, the future deduction of which will depend on the outcome of the assessment. The Company has assessed the net tax benefit related to this item, concluding it appropriate. On September 1, 2009 the Company filed its administrative appeal of this assessment.

In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On July 15, 2009 the Company received a similar assessment with respect to its 2004 tax year. On November 27, 2009 the Company settled these tax debt under the Brazilian tax amnesty program.

KINROSS Annual Report    142

Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $8.9 million (December 31, 2008 – $6.2 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment.

In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $126.5 million (December 31, 2008 – $88.1 million), including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $46.7 million (December 31, 2008 – $34.3 million). The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment.

In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $28.7 million (December 31, 2008 – $21.1 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

  20. Subsequent events

  Agreement to acquire the Dvoinoye deposit and the Vodorazdelnaya property

Kinross has now signed a definitive purchase agreement respecting the transaction announced on January 20, 2010 to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 90 km north of Kinross' Kupol operation in the Chukotka region of the Russian Far East. Kinross plans to develop Dvoinoye as an underground mine and process ore from Dvoinoye at the existing Kupol mill, pursuant to an ore purchase agreement with Kinross' 75% owned Chukotka Mining and Geological Company, the owner of the Kupol mine. Kinross expects the acquisition to leverage its existing Kupol facilities by eliminating the need for construction of an additional processing plant, and allowing for blending of Kupol ore with higher-grade Dvoinoye ore.

The transaction entails the indirect acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses. The total purchase price is $368 million, comprising $165 million in cash and approximately 10.56 million newly issued Kinross shares (with a market value of $203 million, as of market close on January 19, 2010). The shares to be issued by Kinross will be subject to a minimum hold period of four months after closing. The selling entities, who are related to Millhouse LLC, have expressed their intention to remain shareholders of Kinross for the foreseeable future.

Kinross expects to complete its due diligence on the transaction in March 2010, and expects the transaction to close by the third quarter of 2010.

KINROSS Annual Report 2009    143

  Agreement to sell one-half interest in Cerro Casale property

On February 17, 2010, Kinross entered into an agreement with Barrick Gold Corporation to sell one-half of its 50% interest in the Cerro Casale project in Chile to Barrick for a total value of $475 million, comprising $455 million in cash, plus the assumption by Barrick of a $20 million payment obligation contingent upon a production decision on the project, (see note 19).

KINROSS Annual Report    144

  MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

  Proven and Probable Mineral Reserves

GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Fort Knox Area	USA	100.0%	150,776	0.39	1,879	102,169	0.55	1,813	252,945	0.45	3,692
Kettle River	USA	100.0%	13	21.60	9	1,688	13.82	750	1,701	13.88	759
Round Mountain Area	USA	50.0%	27,847	0.75	671	43,646	0.57	797	71,493	0.64	1,468

Subtotal			178,636	0.45	2,559	147,503	0.71	3,360	326,139	0.56	5,919

South America
Cerro Casale (10)	Chile	50.0%	115,775	0.64	2,383	490,667	0.58	9,202	606,442	0.59	11,585
Crixas (9)	Brazil	50.0%	2,063	3.58	237	860	3.99	110	2,923	3.70	347
La Coipa (11)	Chile	100.0%	19,926	1.32	844	6,642	1.23	263	26,568	1.30	1,107
Lobo Marte	Chile	100.0%	117,159	1.30	4,897	23,965	0.85	655	141,124	1.22	5,552
Maricunga Area	Chile	100.0%	141,469	0.76	3,475	139,323	0.65	2,928	280,792	0.71	6,403
Paracatu	Brazil	100.0%	837,948	0.40	10,712	482,938	0.44	6,760	1,320,886	0.41	17,472

Subtotal			1,234,340	0.57	22,548	1,144,395	0.54	19,918	2,378,735	0.56	42,466

Asia
Kupol	Russia	75.0%	1,199	15.81	610	4,919	12.36	1,955	6,118	13.04	2,565

Subtotal			1,199	15.81	610	4,919	12.36	1,955	6,118	13.04	2,565

Total Gold			1,414,175	0.57	25,717	1,296,817	0.61	25,233	2,710,992	0.58	50,950

KINROSS Annual Report 2009    145

SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Round Mountain Area	USA	50.0%	104	7.7	26	10,917	7.2	2,534	11,021	7.2	2,560

Subtotal			104	7.7	26	10,917	7.2	2,534	11,021	7.2	2,560

South America
Cerro Casale (10)	Chile	50.0%	115,775	1.9	6,988	490,667	1.4	22,376	606,442	1.5	29,364
La Coipa (11)	Chile	100.0%	19,926	49.0	31,417	6,642	30.6	6,527	26,568	44.4	37,944

Subtotal			135,701	8.8	38,405	497,309	1.8	28,903	633,010	3.3	67,308

Asia
Kupol	Russia	75.0%	1,199	203.5	7,845	4,919	159.1	25,165	6,118	167.8	33,010

Subtotal			1,199	203.5	7,845	4,919	159.1	25,165	6,118	167.8	33,010

Total Silver			137,004	10.5	46,276	513,145	3.4	56,602	650,149	4.9	102,878

COPPER
PROVEN AND PROBABLE MINERAL RESERVES (3,5,6,7)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (kt)	Grade (%)	Pounds (Mlb)	Tonnes (kt)	Grade (%)	Pounds (Mlb)	Tonnes (kt)	Grade (%)	Pounds (Mlb)

South America
Cerro Casale (10)	Chile	50.0%	115,775	0.19	481	490,667	0.22	2,410	606,442	0.22	2,891

Subtotal			115,775	0.19	481	490,667	0.22	2,410	606,442	0.22	2,891

Total Copper			115,775	0.19	481	490,667	0.22	2,410	606,442	0.22	2,891

KINROSS Annual Report    146

  Measured and Indicated Mineral Resources
  (excludes Proven and Probable Reserves)

GOLD
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Fort Knox Area	USA	100.0%	7,380	0.50	119	98,388	0.50	1,575	105,768	0.50	1,694
Round Mountain Area	USA	50.0%	9,580	0.98	302	30,257	0.65	636	39,837	0.73	938

Subtotal			16,960	0.77	421	128,645	0.53	2,211	145,605	0.56	2,632

South America
Cerro Casale (10)	Chile	50.0%	7,347	0.33	79	101,386	0.39	1,286	108,733	0.39	1,365
Crixas (9)	Brazil	50.0%	103	3.13	10	200	3.54	23	303	3.40	33
Fruta del Norte	Ecuador	100.0%	–	–	–	15,932	11.20	5,737	15,932	11.20	5,737
La Coipa (11)	Chile	100.0%	8,409	0.85	229	2,820	0.97	88	11,229	0.88	317
Lobo Marte	Chile	100.0%	10,860	0.99	345	9,231	0.82	245	20,091	0.91	590
Maricunga Area	Chile	100.0%	19,449	0.61	383	140,600	0.57	2,562	160,049	0.57	2,945
Paracatu	Brazil	100.0%	51,100	0.36	591	174,481	0.43	2,403	225,581	0.41	2,994

Subtotal			97,268	0.52	1,637	444,650	0.86	12,344	541,918	0.80	13,981

Asia
Kupol	Russia	75.0%	–	–	–	17	15.48	9	17	15.48	9

Subtotal			–	–	–	17	15.48	9	17	15.48	9

Total Gold			114,228	0.56	2,058	573,312	0.79	14,564	687,540	0.75	16,622

KINROSS Annual Report 2009    147

SILVER
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Round Mountain Area	USA	50.0%	9	9.8	3	1,296	7.2	301	1,305	7.2	304

Subtotal			9	9.8	3	1,296	7.2	301	1,305	7.2	304

South America
Cerro Casale (10)	Chile	50.0%	7,347	1.3	299	101,386	1.1	3,424	108,733	1.1	3,723
Fruta del Norte	Ecuador	100.0%	–	–	–	15,932	14.3	7,304	15,932	14.3	7,304
La Coipa (11)	Chile	100.0%	8,409	42.0	11,352	2,820	28.1	2,549	11,229	38.5	13,901

Subtotal			15,756	23.0	11,651	120,138	3.4	13,277	135,894	5.7	24,928

Asia
Kupol	Russia	75.0%	–	–	–	17	269.2	149	17	269.2	149

Subtotal			–	–	–	17	269.2	149	17	269.2	149

Total Silver			15,765	23.0	11,654	121,451	3.5	13,727	137,216	5.8	25,381

COPPER
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (3,4,7,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (kt)	Grade (%)	Pounds (Mlb)	Tonnes (kt)	Grade (%)	Pounds (Mlb)	Tonnes (kt)	Grade (%)	Pounds (Mlb)

South America
Cerro Casale (10)	Chile	50.0%	7,347	0.16	26	101,386	0.19	414	108,733	0.18	440

Subtotal			7,347	0.16	26	101,386	0.19	414	108,733	0.18	440

Total Copper			7,347	0.16	26	101,386	0.19	414	108,733	0.18	440

KINROSS Annual Report    148

  Inferred Mineral Resources

GOLD
INFERRED MINERAL RESOURCES (2,3,4,6,7,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Inferred
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Fort Knox Area	USA	100.0%	12,755	0.55	226
Kettle River	USA	100.0%	282	11.22	102
Round Mountain Area	USA	50.0%	26,064	0.59	498

Subtotal			39,101	0.66	826

South America
Cerro Casale (10)	Chile	50.0%	221,939	0.37	2,660
Crixas (9)	Brazil	50.0%	3,281	5.23	552
Fruta del Norte	Ecuador	100.0%	24,306	7.85	6,135
La Coipa (11)	Chile	100.0%	1,178	0.91	34
Lobo Marte	Chile	100.0%	21,742	0.56	394
Maricunga Area	Chile	100.0%	207,868	0.48	3,183
Paracatu	Brazil	100.0%	74,195	0.47	1,129

Subtotal			554,509	0.79	14,087

Asia
Kupol	Russia	75.0%	2,985	13.81	1,325

Subtotal			2,985	13.81	1,325

Total Gold			596,595	0.85	16,238

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SILVER
INFERRED MINERAL RESOURCES (2,3,4,6,7,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Inferred
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Round Mountain Area	USA	50.0%	134	2.1	9

Subtotal			134	2.1	9

South America
Cerro Casale (10)	Chile	50.0%	221,939	1.1	7,607
Fruta del Norte	Ecuador	100.0%	24,306	10.1	7,908
La Coipa (11)	Chile	100.0%	1,178	36.4	1,380

Subtotal			247,423	2.1	16,895

Asia
Kupol	Russia	75.0%	2,985	179.4	17,223

Subtotal			2,985	179.4	17,223

Total Silver			250,542	4.2	34,127

COPPER
INFERRED MINERAL RESOURCES (3,4,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Inferred
Property	Location	Interest (%)	Tonnes (kt)	Grade (%)	Pounds (Mlb)

South America
Cerro Casale (10)	Chile	50.0%	221,939	0.19	937

Subtotal			221,939	0.19	937

Total Copper			221,939	0.19	937

  Mineral Reserve and Mineral Resource Statement Notes

(1)
Unless otherwise noted, the Company's mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of US$800 per ounce, a silver price of US$12.50 per ounce and a copper price of US$1.75 per pound. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:
Roubles to US$	32
Chilean Peso to US$	550
Brazilian Reais to US$	2.00
(2)
Unless otherwise noted, the Company's mineral resources are estimated using appropriate cut-off grades based on a gold price of US$875 per ounce, a silver price of US$13.75 per ounce, a copper price of US$2.25 per pound and the following foreign exchange rates:
Roubles to US$	32
Chilean Peso to US$	550
Brazilian Reais to US$	2.00
(3)
The Company's mineral reserves and mineral resources as at December 31, 2009 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards – For Mineral Resources and Mineral Reserves" in accordance with the requirements of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" (the Instrument). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

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(4)
Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred mineral resources. U.S. investors are advised that the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian securities laws. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

(5)
The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission except for mineral reserves at Lobo Marte, which estimates are based on a recently completed pre-feasibility study. For mineral reserves under the Instrument, a pre-feasibility study is sufficient, however for reserves under Industry Guide 7, a feasibility study is required.

(6)
The Company's mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross, who is a qualified person as defined by the Instrument.

(7)
The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(9)
The Crixas mine is operated by AngloGold Ashanti Ltd. Mineral reserves are reported based on a gold price of US$750 per ounce. Mineral resources are reported using a gold price of US$1,025 per ounce. Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Reais to US$1.95.

(10)
Estimates for the Cerro Casale project are based on the feasibility study completed in 2009 by the joint venture. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

    Mineral reserves – Gold price of US$800 per ounce; Silver price of US$12.50 per ounce; Copper price of US$2.00 per pound

    Mineral resources – Gold price of US$900 per ounce; Silver price of US$14.50 per ounce; Copper price of US$2.25 per pound

    Chilean Peso to US$550

(11)
Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

KINROSS Annual Report 2009    151

  Mineral Reserve and Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

  A "Probable Mineral Reserve" is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

  A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

  An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

  An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

  A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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  SUMMARIZED FIVE-YEAR REVIEW

	2009	2008	2007	2006	2005

Operating results (in millions of U.S. dollars)
Revenue	$2,412.1	$1,617.0	$1,093.0	$905.6	$725.5
Net earnings (loss) for the year	309.9	(807.2)	334.0	165.8	(216.0)
Cash flow provided from operating activities	785.6	443.6	341.2	292.0	133.7
Capital expenditures	481.2	714.7	601.1	202.9	142.4
Financial Position (in millions of U.S. dollars)
Cash, cash equivalents and short-term investments	$632.4	$525.1	$561.2	$154.1	$97.6
Working capital	752.9	573.4	526.3	85.3	64.0
Total assets	8,013.2	7,387.5	6,729.3	2,053.5	1,698.1
Long-term debt (including current portion)	692.2	950.9	564.1	89.9	159.3
Common shareholders' equity	5,559.5	4,776.9	4,837.8	1,468.0	1,076.1
Debt to capitalization	12%	20%	12%	6%	15%
Per share data (U.S. dollars)
Net earnings (loss) – basic	$0.45	$(1.28)	$0.60	$0.47	$(0.63)

  KINROSS SHARE TRADING DATA

	2009
	High	Low

TSX (Cdn dollars)
First quarter	$25.00	$18.40
Second quarter	$23.50	$16.52
Third quarter	$25.22	$19.80
Fourth quarter	$24.59	$18.72
NYSE (U.S. dollars)
First quarter	$19.64	$14.33
Second quarter	$20.98	$13.62
Third quarter	$23.65	$17.21
Fourth quarter	$23.91	$17.44

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  NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the company believes are not reflective of the Company's underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation Year ended December 31
(in US$ millions)	2009	2008	2007

Net earnings (loss) – GAAP	$309.9	$(807.2)	$334.0

Adjusting items:
Foreign exchange losses (gains)	91.0	(41.4)	36.4
Non-hedged derivatives gains	(2.9)	(41.6)	(34.3)
Gains on sale of assets and investments – net	(12.9)	(30.2)	(184.6)
Litigation reserve adjustment	(18.5)	19.1	9.5
Asset Retirement Obligation	(2.7)	3.2	1.7
Impairments	–	1,078.0	1.3
Brazilian tax settlement	(53.0)	–	–
Taxes in respect of prior years	(6.0)	63.9	–
Acquisition related fair value inventory adjustment, net of tax	–	5.0	10.5

	(5.0)	1,056.0	(159.5)

Net earnings – Adjusted	$304.9	$248.8	$174.5

Weighted average number of common shares outstanding – Basic	691.5	628.6	557.4

Net earnings per share – Adjusted	$0.44	$0.40	$0.31

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company's regular operating cash flow, and also excludes changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. Management believes that, by excluding these items from operating cash flow, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company. The comparative figures for years prior to 2009 represent cash flows from operating activities adjusted for changes in working capital only. Prior to the year ended December 31, 2009, the Company did not prepare a reconciliation of adjusted operating cash flow nor adjusted operating cash flow per share. Readers should refer to the Company's financial statements and Management's Discussion and Analysis for the applicable periods for

KINROSS Annual Report    154

additional financial information prepared in accordance with GAAP. The following table provides a reconciliation of adjusted operating cash flow:

	GAAP to Adjusted Operating Cash Flow Year ended December 31
(in US$ millions)	2009	2008	2007

Cash flow provided from operating activities – GAAP	$785.6	$443.6	$341.2

Adjusting items:
Brazilian tax settlement	71.0	–	–
Working capital changes:
Accounts receivable and other assets	14.9	33.7	6.5
Inventories	115.1	145.4	10.6
Accounts payable and other liabilities	(49.4)	11.9	(44.8)

	151.6	191.0	(27.7)

Adjusted operating cash flow	$937.2	$634.6	$313.5

Weighted average number of common shares outstanding – Basic	691.5	628.6	557.4

Adjusted operating cash flow per share	$1.36	$1.01	$0.56

  CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report, including but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and, unless expressly stated otherwise, are based on expectations, estimates and projections as of the date of the applicable document in this Annual Report containing such or related information. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "targets", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this Annual Report, which may prove to be incorrect include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility)

KINROSS Annual Report 2009    155

being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related other laws, regulations and policies being consistent with Kinross' current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company's current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts meeting expectations; (12) the accuracy of our current mineral reserve and mineral resource estimates; and (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

  Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this Annual Report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's material mineral properties contained in this Annual Report has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a qualified person within the meaning of National Instrument 43-101.

KINROSS Annual Report    156

designed and produced by smith + associates www.smithandassoc.com Please recycle. Member of Business for Social Responsibility CORPORATE INFORMATION Shareholder information Transfer agent and registrar Computershare Investor Services Inc. Toronto, Ontario, Canada Toll-free: 1-800-564-6253 Annual shareholders’ meeting The Annual Meeting of Shareholders will be held at 10:00 a.m. EDT on Wednesday, May 5, 2010 at The Design Exchange 234 Bay Street Toronto, Ontario, Canada Trading data TSX K – common K.U – U.S. dollar traded common K.WT.B – warrants (exp. 09/07/11) K.WT.C – warrants (exp. 09/03/13) NYSE KGC – common Legal counsel Osler, Hoskin & Harcourt LLP Toronto, Ontario, Canada Blake, Cassels & Graydon LLP Toronto, Ontario, Canada Sullivan & Cromwell LLP New York, New York, USA Parr Brown Gee & Loveless Salt Lake City, Utah, USA Auditors KPMG LLP Toronto, Ontario, Canada Contact information General Kinross Gold Corporation 25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5 Web site: www.kinross.com Telephone: 416-365-5123 Toll-free: 1-866-561-3636 Facsimile: 416-363-6622 E-mail: info@kinross.com Media relations Steve Mitchell, Vice-President, Corporate Communications Telephone: 416-365-2726 E-mail: Steve.Mitchell@kinross.com Investor relations Erwyn Naidoo, Vice-President, Investor Relations Telephone: 416-365-2744 E-mail: Erwyn.Naidoo@kinross.com Shareholder inquiries Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 www.computershare.com/kinross Toll-free: 1-800-564-6253 Toll-free facsimile: 1-888-453-0330 Publications To obtain copies of Kinross’ publications, please visit our corporate web site at www.kinross.com, or contact us by e-mail at info@kinross.com or call 1-866-561-3636. Corporate responsibility report Kinross publishes its corporate responsibility performance data annually and a comprehensive Global Reporting Initiative (GRI) report every two years. In 2010, we will be publishing a web-based GRI corporate responsibility report. It will report on our social, environmental and health and safety performance for 2008 and 2009. The report will be available on our web site in mid 2010.

KINROSS GOLD CORPORATION 25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5

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MANAGEMENT'S DISCUSSION AND ANALYSIS For the year ended December 31, 2009
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS As at December 31,
CONSOLIDATED STATEMENTS OF OPERATIONS For the years ended December 31,
CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31,
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY For the year ended December 31,
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) For the years ended December 31,
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2009, 2008 and 2007 (in millions of United States dollars)
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT Proven and Probable Mineral Reserves
SUMMARIZED FIVE-YEAR REVIEW
NON-GAAP FINANCIAL MEASURES